As confidentially submitted to the Securities and Exchange Commission on November 30, 2021.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CinCor Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	36-4931245
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Clarendon Street, 6th Floor

Boston, MA 02116

(844) 531-1834

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

200 Clarendon Street, 6th Floor

Boston, MA 02116

(844) 531-1834

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan Sansom Divakar Gupta Courtney T. Thorne Cooley LLP 500 Boylston Street Boston, MA 02116 (617) 937-2300	Lisa Firenze Ryan S. Brewer Wilmer Cutler Pickering Hale & Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.00001 par value per share

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED     , 2022

            Shares

CinCor Pharma, Inc.

COMMON STOCK

CinCor Pharma, Inc. is offering                  shares of common stock. This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $                 and $                per share.

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “CINC.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.” Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriters” for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                , 2022.

Joint Book-Running Managers

MORGAN STANLEY	JEFFERIES	EVERCORE ISI
Lead Manager OPPENHEIMER & CO.

The date of this prospectus is                 , 2022

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

1

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” and “CinCor” and similar references in this prospectus refer to CinCor Pharma, Inc.

OVERVIEW

We are a clinical-stage biopharmaceutical company focused on developing our lead clinical candidate, CIN-107, for the treatment of hypertension and other cardio-renal diseases. CIN-107 is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. CIN-107 has been designed to use a differentiated mechanism of action, direct inhibition of aldosterone synthase production, with the goal of providing an improved treatment for patients suffering from hypertension, or high blood pressure. Despite the widespread availability of multiple antihypertensive agents, there remains a significant unmet medical need as more than half of the 108 million hypertensive patients in the United States do not achieve blood pressure control. We are evaluating the efficacy and safety profile of CIN-107 as a potential treatment for the broader hypertensive population, including different subpopulations of hypertensive patients who have not achieved blood pressure control despite treatment. We are conducting a Phase 2 clinical trial, which we refer to as our BrigHtn trial, of CIN-107 in patients whose blood pressure is not controlled despite treatment with three antihypertensive agents, including a diuretic, which is referred to as treatment resistant hypertension, or rHTN, and have recently initiated a separate Phase 2 clinical trial, which we refer to as our HALO trial, in patients with elevated aldosterone levels whose blood pressure is not controlled despite treatment with one antihypertensive agent, which is referred to as uncontrolled hypertension, or uHTN. In addition to hypertension, we are developing CIN-107 for the treatment of primary aldosteronism, or PA, and exploring its utility in ameliorating complications of chronic kidney disease, or CKD. Earlier this year, we initiated a Phase 2 clinical trial of CIN-107 in patients with confirmed PA, which we refer to as our spark-PA trial, and plan to initiate a Phase 2 clinical trial in patients with CKD who have uncontrolled blood pressure in                .

In August 2021, we conducted a review of blinded, preliminary safety data from our ongoing BrigHtn trial and reviewed data of 124 patients who had either completed 12 weeks of treatment or withdrew from the trial. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the trial, without unblinding any individual patient data. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. The mean systolic blood pressure, or SBP, at baseline was 147 mm Hg and, following 12 weeks, SBP levels declined to a mean of 132 mm Hg for the 124 patients included in the review, including patients in the placebo cohort. Due to the blinded nature of the BrigHtn trial, we currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure, or if the decreases in blood pressure, if any, differed from participants receiving a placebo. In addition, the BrigHtn trial is ongoing, and we will not know whether treatment with CIN-107 lowers blood pressure in a clinically meaningful manner until all clinical trials we intend to complete prior to submitting a request for marketing authorization have been conducted and the U.S. Food and Drug Administration, or the FDA, makes its efficacy determination. Furthermore, this preliminary data is not subject to the same quality control measures as final data, which creates a risk that the final results could be materially different from the preliminary results observed in this blinded data review. We expect to announce top-line data from the final results of this trial in             .

Aldosterone is a steroid hormone synthesized in the adrenal gland that regulates water and salt balance in the human body. It causes retention of water and salt by the kidney, a genomic effect that contributes to the pathogenesis of hypertension. In addition to this genomic effect, aldosterone induces certain indirect, non-genomic effects, including pro-inflammatory and pro-fibrotic effects, increases in oxidative stress, as well as cardiac muscle cell hypertrophy and remodeling. Increasing evidence shows a correlation between these non-genomic effects of aldosterone and a worsening of patient outcomes, particularly in patients who have heart disease or kidney disease. Given these potentially deleterious effects of aldosterone, inhibiting its effects is a well understood mechanism of action for the treatment of hypertension and other cardio-renal diseases, such as PA and CKD.

Hypertension is one of the world’s leading causes of mortality. According to the United States Centers for Disease Control and Prevention, or the U.S. CDC, approximately 500,000 people still die every year in the United States with uncontrolled blood pressure listed as a primary or secondary cause of death. Despite decades of understanding the importance of controlling hypertension and the widespread availability of multiple approved therapies, only 43.7% of the 108 million U.S. adults with hypertension achieve blood pressure levels of less than 140/90 mm Hg, despite the recommended target blood pressure goal being less than 130/80 mm Hg. Although the evidence for the benefits of reducing blood pressure is overwhelming and has been consistently supported by the medical community’s recommendations to drive blood pressure to lower levels, the current standard-of-care has not meaningfully changed in more than a decade, with no new classes of antihypertensive agents approved during that period.

There are multiple standard-of-care antihypertensive agents currently available, including angiotensin converting enzyme, or ACE, inhibitors and angiotensin receptor blockers, or ARBs, which are designed to inhibit the production of aldosterone at different points along the renin angiotensin-aldosterone system, or RAAS, axis, as well as mineralocorticoid receptor antagonists, or MRAs, which block the effects of aldosterone at the mineralocorticoid receptor. Despite the widespread availability and use of these antihypertensive agents, many of which are available as generic products, each class of drugs currently available is associated with significant limitations. For example, a significant proportion of patients taking ACE inhibitors and ARBs for prolonged periods of time experience aldosterone breakthrough, where plasma aldosterone levels return to or exceed baseline levels. In addition, the extent of aldosterone reduction achieved with ACE inhibitors and ARBs is less than what could be achieved with aldosterone synthase inhibitors that directly inhibit aldosterone synthesis. In the case of MRAs, blocking the effects of aldosterone at the mineralocorticoid receptor level often leads to increases in aldosterone synthesis, which ultimately requires higher doses of the MRA agent to compensate for these effects. The MRAs that are currently available, particularly spironolactone, are also associated with multiple side effects that prevent their widespread use, including a variety of anti-androgenic effects such as breast tenderness and enlargement in men, decreased libido in men and menstrual irregularities in women. In addition, spironolactone treatment can lead to potentially harmful increases in blood potassium levels. Given both the importance of reducing aldosterone and the limitations of currently available therapies, we believe that CIN-107 has the potential to have a significant impact on the treatment paradigm for hypertension and other cardio-renal diseases.

OUR PIPELINE

We are developing CIN-107 for the treatment of multiple diseases where aldosterone plays a significant role in disease pathophysiology, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD. To support the advancement of this “pipeline-in-a-product” opportunity, we are currently conducting and plan to initiate additional Phase 2 clinical trials of CIN-107 for different indications and patient populations. The following table summarizes our CIN-107 pipeline across multiple indications.

CIN-107 Overview

Directly inhibiting aldosterone synthesis has long been a goal in therapeutic drug development as the relationship between elevated levels of aldosterone and the progression of multiple diseases is well understood. However, the challenge has been developing a molecule with the ability to safely inhibit aldosterone production without negatively impacting cortisol synthesis. The major enzymes responsible for the synthesis of aldosterone and cortisol share approximately 93% amino acid homology, and therefore, a highly selective aldosterone synthesis inhibitor is required. Multiple programs in development by others have been discontinued over the past several years due to, what we believe is, their product candidates’ lack of selectivity, which resulted in the simultaneous inhibition of both aldosterone and cortisol. Off-target suppression of cortisol leads to compromised stress and immunologic responses, adverse impact on metabolic functions and increased risk of mortality.

CIN-107 was designed with high selectivity to specifically overcome this challenge. In particular, CIN-107 selectively targets aldosterone synthase, which is encoded by the CYP11B2 gene. Importantly, it has low affinity for 11ß-hydroxylase, the enzyme responsible for cortisol synthesis, which is encoded by the CYP11B1 gene. In multiple preclinical in vivo studies, CIN-107 significantly lowered aldosterone levels without affecting cortisol levels, across a wide range of doses. Similar observations were made in multiple Phase 1 clinical trials in healthy volunteers. We observed a dose-dependent reduction of plasma aldosterone levels with patients receiving a 10 mg dose demonstrating an approximately 85% to 90% reduction in the single ascending dose trial, and with patients receiving a 1.5 mg to 5 mg dose range demonstrating a 65% to 71% reduction in the multiple ascending dose trial. These reductions were compared to baseline levels measured the day prior to initial dosing and were not observed in individuals receiving a placebo. Importantly, no effects on cortisol levels were observed at doses up to 360 mg, the highest dose evaluated. In the multiple ascending dose trial, for doses up to 5 mg once-daily administered for 10 days, there was no observed suppression of cortisol synthesis.

To date, multiple Phase 1 clinical trials of CIN-107 have been conducted in healthy volunteers to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of CIN-107. CIN-107 was well tolerated in healthy volunteers across all Phase 1 clinical trials conducted to date, with no serious adverse events, or SAEs, or treatment-emergent adverse events, or TEAEs, leading to treatment withdrawal associated with CIN-107.

In addition, a Phase 1 clinical trial was conducted in subjects with varying degrees of renal function. In this trial, one SAE not related to CIN-107 was observed.

Based on the preclinical and clinical data available to date, we are developing CIN-107 in multiple diseases where aldosterone plays a significant role in disease pathophysiology, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD.

Hypertension

The first indication we are pursuing for CIN-107 is hypertension, with an initial focus on the subpopulation of patients with rHTN. Hypertension, which is defined by the American College of Cardiology and the American Heart Association as resting blood pressure above 130/80 mm Hg, is generally acknowledged to be the most common preventable risk factor for premature death worldwide. Though often asymptomatic, hypertension significantly increases the risk of heart disease, stroke and kidney disease, amongst other diseases. It is estimated that as much as 20% of the global population suffers from hypertension, and the U.S. CDC estimated that as many as 108 million Americans could be hypertensive. Patients who fail to maintain blood pressure levels of 130/80 mm Hg or less, despite being compliant with at least three antihypertensive agents, of which one is a diuretic, are considered to have rHTN. The rHTN patient population represents an estimated 17% to 20% of the total hypertensive population in the United States, or approximately 12-15 million individuals. For these patients, treatment options are limited and the current standard-of-care is to introduce an MRA agent to their antihypertensive regimen.

We are currently conducting our BrigHtn trial, in hypertensive patients who failed to achieve blood pressure control on three antihypertensive agents, including a diuretic, at their maximally tolerated doses. In addition, we recently initiated our HALO trial in hypertensive patients with elevated aldosterone levels who have failed to achieve blood pressure control on one antihypertensive agent.

Primary Aldosteronism (PA)

PA is a hormonal disorder that is caused by the autonomous production of aldosterone by the adrenal gland and often leads to hypertension that can be difficult to treat. Although previously considered a rare disease, PA is now understood to be one of the more common causes of secondary hypertension, accounting for 5% to 10% of all hypertensive patients and approximately 20% to 30% of patients with rHTN, or approximately 5 to 11 million individuals in the United States. Compared to primary hypertension, PA causes more end-organ damage and is associated with higher risks of cardiovascular morbidity and mortality, and can result in heart failure or stroke. Therefore, it is now increasingly recognized that it is important to diagnose these patients early in their disease progression. However, PA continues to be underdiagnosed due to the complexity of the current diagnostic guidelines recommended by the Endocrine Society and the inherent variability in plasma aldosterone measurements.

The overall treatment goal in patients with PA is to prevent the morbidity and mortality associated with hypertension, hypokalemia, renal toxicity and cardiovascular damage. In addition to antihypertensive agents, such as ACE inhibitors and ARBs, PA patients are often treated with an MRA agent, such as spironolactone, or in some rare cases, by surgical resection of the adrenal gland. However, MRAs, including spironolactone, are associated with multiple adverse effects, including a variety of anti-androgenic effects.

In light of the pharmacokinetics and pharmacodynamics profile observed in Phase 1 trials, we are evaluating the potential of CIN-107 as a treatment for PA in our recently initiated Phase 2 clinical trial in patients with confirmed PA.

Chronic Kidney Disease (CKD)

CKD is a condition characterized by a gradual degradation of renal function over time as measured by glomerular filtration rate, or GFR, which measures how much blood the kidneys filter each minute, and by proteinuria levels. According to the CDC, CKD afflicts approximately 15% of the U.S. adult population, or approximately 37 million people. Hypertension, diabetes and glomerulonephritis, or inflammation of the tiny filters in the kidneys, are considered to be the leading contributing factors to the development and progression of CKD. CKD has no cure, and currently available therapeutic options are designed to delay the onset of the more severe manifestations of the disease, most notably kidney failure. Patients with early-stage CKD are recommended to undertake dietary and lifestyle changes in order to improve overall health and reduce renal stress. Given the role of hypertension in CKD, many of the therapeutics prescribed to treat hypertension are also used for the treatment of CKD.

Aldosterone plays a significant role in the pathogenesis of CKD through its hypertensive effect and its non-genomic effects, which are known to enhance oxidative stress and promote inflammation and fibrosis. All of these deleterious effects are known to exert pressure on kidney function, especially over the multi-year course of disease progression. Multiple third-party studies and meta-analyses have demonstrated that inhibiting the effect of aldosterone reduces proteinuria, as measured by the level of albumin in the urine, and ultimately delays the progression of CKD. Reductions in systemic aldosterone levels are associated with a blood pressure lowering effect, as well as a direct effect on the progression of CKD. We plan to initiate a Phase 2 clinical trial to evaluate the efficacy and safety of CIN-107 in patients with CKD who have uncontrolled blood pressure in                 .

OUR STRATEGY

Our strategy is focused on developing and commercializing CIN-107 for the treatment of multiple cardio-renal diseases in which aldosterone is known to play a significant role in the disease pathophysiology, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD. Key elements of our strategy include the following:

•

Advance CIN-107 through clinical development for the treatment of rHTN. We are currently conducting our BrigHtn trial in patients with rHTN, and expect topline data in             . While we expect the FDA to provide a label for hypertension broadly, if CIN-107 is approved, we plan to focus our initial commercial efforts on patients with rHTN, which represents a patient population of approximately 12-15 million individuals in the United States who have limited treatment options and significant unmet medical need.

•

Expand the hypertension opportunity for CIN-107 to include patients with uHTN and use as an earlier line of therapy. Despite the widespread availability of multiple, generic antihypertensive agents, which are often used in combination, an overwhelming number of patients are considered to have uHTN because they continue to fail to reach target blood pressure goals. There is growing evidence in scientific literature demonstrating that elevated aldosterone levels play a direct role in the pathogenesis of hypertension in the broader hypertensive population. Therefore, we believe a highly selective aldosterone synthase inhibitor, like CIN-107, that is designed to specifically target aldosterone production may address one of the primary underlying causes of hypertension, thereby allowing more patients to achieve their target blood pressure goal with fewer antihypertensive agents. We believe CIN-107 may provide clinical benefit for patients at an earlier point in their course of treatment than currently available treatments, as opposed to waiting until the patient fails to achieve blood pressure control with three or more antihypertensive agents. To evaluate the potential of

CIN-107 as an earlier line of therapy and in a broader patient population, we recently initiated our HALO trial in patients with elevated aldosterone levels who failed to achieve blood pressure control on one antihypertensive agent.

•

Leverage the clinical development of CIN-107 in hypertension, if successful, to efficiently develop CIN-107 for the treatment of PA. PA results from the autonomous production of excess aldosterone and affects approximately 5-10% of the total hypertensive population in the United States. This population is associated with worse outcomes and higher risks of cardiovascular events than the general hypertensive population. Therefore, it is important to identify these patients at an early stage of their disease progression in order to control their blood pressure and reduce the secondary effects of the disease. However, PA is currently underdiagnosed due to the complexity of the diagnostic guidelines and the inherent variability in plasma aldosterone measurements. We initiated our spark-PA trial to evaluate the potential of CIN-107 as a treatment for hypertension in patients with PA earlier this year. Based on recent literature, we are using the measurement of 24-hour urine aldosterone levels in addition to plasma aldosterone levels to assess aldosterone status in patients participating in the trial. We believe the adoption of a 24-hour urine aldosterone measurement could improve PA diagnosis rates and provide an improved approach to identifying the patients who are most likely to benefit from treatment with CIN-107.

•

Develop CIN-107 as a potentially differentiated treatment for CKD by modifying disease progression. Multiple third-party clinical trials and meta-analyses have demonstrated that blocking the effect of aldosterone reduces proteinuria and delays the progression of CKD. Long-term use of current standard-of-care agents for CKD are associated with aldosterone breakthrough, where patients experience aldosterone levels reverting back to or exceeding baseline, and can lead to poor patient outcomes. Based on the results of our preclinical and Phase 1 clinical trials of CIN-107, we plan to initiate a Phase 2 clinical trial to evaluate the efficacy and safety of CIN-107 in patients with CKD who have uncontrolled blood pressure in                .

•

Opportunistically evaluate strategic partnerships to maximize the value of CIN-107. We acquired the exclusive worldwide rights to CIN-107 from F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche. As we advance the development of CIN-107 across multiple diseases and continue to generate additional non-clinical and clinical data, we will evaluate the best path for maximizing the value of CIN-107, including in combination with other treatments for certain indications, such as CKD. For certain geographies, we may opportunistically enter into strategic partnerships to accelerate the development and maximize the commercial potential of CIN-107. In addition, there are several diseases where aldosterone plays a significant role, such as heart failure, that we do not currently plan to pursue on our own, but may seek to opportunistically partner with one or more third parties in order to further expand the commercial potential of CIN-107.

OUR CORPORATE HISTORY AND TEAM

We were incorporated in March 2018 as a subsidiary of CinRx Pharma, LLC, a biotechnology company focused on developing novel therapeutics. In May 2019, we entered into an agreement with Roche for an exclusive, worldwide, royalty-bearing license to certain Roche technology to research, develop, manufacture, and commercialize a novel aldosterone synthase inhibitor compound, CIN-107, for any and all diseases and conditions. In connection with the closing of our Series A preferred stock financing and the execution of our in-licensing transaction with Roche, we were spun out as an independent company. For further information, please see the section titled “Certain Relationships and Related Party Transactions—CinRx Pharma, LLC” elsewhere in this prospectus.

Our co-founders and senior management team have extensive leadership and scientific experience in cardiovascular and specialty drug discovery and development. Our Chief Executive Officer, Marc de Garidel, has

over 35 years of leadership experience in the biopharmaceutical industry and is currently the chairman of the board of directors of Ipsen S.A. Prior to joining us, Mr. de Garidel served as chief executive officer of Corvidia Therapeutics, which was sold to Novo Nordisk in July 2020 for up to $2.1 billion, and prior to that, he served as chief executive officer of Ipsen S.A. Our Executive Vice President, Chief Financial Officer and Chief Business Development Officer, Mary Theresa Coelho, has an accomplished track record as a leader across finance, business development and operations for public biopharmaceutical and other publicly traded and private companies. Our Executive Vice President, Clinical Development, Mason Freeman, M.D., has been deeply involved in the development of multiple, novel medicines that are now approved for commercial sale in the United States to treat lipid disorders, heart failure, hyperkalemia, Cushing’s disease, and diabetes. Our Chief Operating Officer and co-founder, Catherine Pearce, M.B.A., D.H.Sc., has over 20 years of clinical and business development experience, and previously held the position of vice president of research at Teva Pharmaceuticals. Since our inception, we have raised an aggregate of approximately $192.9 million from leading life sciences investors, including General Atlantic, Sofinnova Investments, Sofinnova Partners and 5AM Ventures.

RISKS ASSOCIATED WITH OUR BUSINESS

•	We have incurred significant operating losses since our inception. We expect to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

•	We have a limited operating history and no history of commercializing products, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

Even if this offering is successful, we will require substantial additional funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce or terminate our development of CIN-107 or other operations.

•

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

•

Our business is entirely dependent on the success of one clinical development program, CIN-107, for which we are currently pursuing clinical development in various clinical trials. Our future success is substantially dependent on the successful clinical development and regulatory approval of CIN-107. If we are not able to obtain required regulatory approvals for CIN-107 or any future product candidates, we will not be able to commercialize CIN-107 or any future product candidates and our ability to generate revenue will be adversely affected.

•

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•	We may not be successful in our efforts to expand our pipeline beyond CIN-107 for hypertension, PA and CKD.

•

Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials and we cannot assure you that any ongoing, planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

•

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. We may find it difficult to enroll patients in our Phase 2 clinical trial of CIN-107 in PA.

•

We have, and intend to continue to, rely on third parties to conduct, supervise and monitor our existing clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•	We have, and intend to continue to, rely on third parties to produce clinical and commercial supplies of CIN-107 and any future product candidates.

•

We have delivered notice to terminate our Management Services Agreement with CinRx, a related party we have relied on to provide us with services since our inception, and we may not be able to effectively replace those services.

•	Our business, operations and clinical development timelines and plans may be adversely affected by the evolving and ongoing COVID-19 pandemic.

•	We may face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

•

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of CIN-107 or any future product candidates. If we or any future collaborators are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we or they will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

•

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware in March 2018 as a subsidiary of CinRx Pharma, LLC, and spun out as an independent company in May 2019. Our principal executive offices are located at 200 Clarendon Street, 6th Floor, Boston, Massachusetts 02116 and our telephone number is (844) 531-1834. Our website address is www.cincor.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We have included our website in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares offered by us	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares of common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•   approximately $             million to fund the clinical development of CIN-107 for the treatment of hypertension through the completion of our ongoing Phase 2 BrigHtn clinical trial, our ongoing Phase 2 HALO clinical trial and initial preparations for our planned Phase 3 clinical trials in hypertension, as well as initial preparations for commercialization, if approved;

•   approximately $             million to fund clinical development of CIN-107 for the treatment of PA through the completion of our ongoing Phase 2 spark-PA clinical trial;

•   approximately $             million to fund the clinical development of CIN-107 to explore its utility in ameliorating complications of CKD through the completion of our planned Phase 2 clinical trial; and

•   the remaining proceeds for working capital and general corporate purposes.

See the section titled “Use of Proceeds” beginning for additional information.

Risk factors

You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“CINC”

The number of shares of our common stock to be outstanding after this offering is based on                shares of our common stock outstanding as of September 30, 2021, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                shares of common stock upon the closing of this offering; and (ii) the automatic net exercise of the three outstanding warrants held by Roche Finance Ltd., or the Roche Warrants, for an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus) and excludes:

•

5,057,647 shares of our common stock issuable upon the exercise of options under our 2019 Stock Option Plan, or the 2019 Plan, outstanding as of September 30, 2021, at a weighted-average exercise price of $1.34 per share;

•	shares of our common stock issuable upon the exercise of options under the 2019 Plan granted subsequent to September 30, 2021, at a weighted-average exercise price of $ per share;

•

            shares of our common stock reserved for future issuance under the 2019 Plan, which shares will cease to be available for issuance at the time our 2022 Equity Incentive Plan, or the 2022 Plan, becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

            shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of our common stock, which will occur upon the closing of this offering;

•	a -for- stock split of our common stock effected prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering;

•

the automatic net exercise of the Roche Warrants into an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus);

•	no exercise of the outstanding options referred to above after September 30, 2021; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data for the periods indicated. We have derived the statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. The condensed statements of operations and comprehensive loss data for the nine months ended September 30, 2020 and 2021 and the condensed balance sheet data as of September 30, 2021, have been derived from our unaudited condensed financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those unaudited condensed financial statements. Our historical results are not necessarily indicative of the results that should be expected in the future and our operating results for the nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2021, or any other interim periods or any future year or period.

You should read the following summary financial data together with our financial statements and the related notes thereto included elsewhere in this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes included elsewhere in this prospectus.

	Year Ended			Nine Months Ended
	December 31, 2019	December 31, 2020		September 30, 2020	September 30, 2021
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$3,926		$17,952	$12,829		$10,131
General and administrative	1,211		3,173	2,783		7,147

Total operating expenses	5,137		21,125	15,612		17,278

Loss from operations	5,137		21,125	15,612		17,278

Other (income) expense:
Interest income	(101)		(37)	(30)		(8)
Change in fair value of warrant derivative liabilities	—		1,210	907		3,756

Total other (income) expense	(101)		1,173	877		3,748

Net loss	5,035		$22,298	16,489		21,026

Net loss per share, basic and diluted(1)	$1.18		$5.25	$3.88		$4.12

Shares used to compute net loss per share, basic and diluted(1)	4,250,000		4,250,000	4,250,000		5,106,876

Pro forma net loss per share, basic and diluted		$			$

Weighted average shares used to compute pro forma net loss per share, basic and diluted

(1)

See Note 8 of the notes to our audited financial statements and Note 8 of the notes to our unaudited condensed financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	AS OF SEPTEMBER 30, 2021
	ACTUAL	PRO FORMA(1)		PRO FORMA AS ADJUSTED(2)
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$141,708	$		$
Working capital(3)	135,720
Total assets	147,264
Redeemable convertible preferred stock	180,526		—		—
Accumulated deficit	(48,360)
Total stockholders’ (deficit) equity	(48,806)

(1)	The pro forma column reflects the conversion of all of the outstanding preferred shares into an aggregate of shares of common stock upon completion of this offering.
(2)

The pro forma as adjusted column reflects (i) the pro forma adjustments set forth above, (ii) the issuance and sale of 2,013,749 shares of our Series B preferred stock in a subsequent closing on October 5, 2021, (iii) the sale of                shares of common stock in this offering at the initial public offering price of $                per share, after deducting underwriting fees and commissions and estimated offering expenses payable by us, and (iv) the automatic net exercise of the Roche Warrants into an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus).

(3)	We define working capital as current assets less current liabilities.

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares of common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of common stock offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions.

RISK FACTORS

Investing in our shares of common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant operating losses since our inception. We expect to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. Since inception in 2018, we have incurred significant operating losses. Our net loss was $5.0 million and $22.3 million for the years ended December 31, 2019 and 2020, respectively, and $16.5 million and $21.0 million for the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, we had an accumulated deficit of $48.3 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Since our inception, we have focused primarily on raising capital, organizing and staffing our company, business planning, and acquiring and progressing our lead product candidate, CIN-107, through clinical development after in-licensing the compound from F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche, in 2019. It could be several years, if ever, before we have a commercialized drug. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•

continue our ongoing and planned development of CIN-107, including our Phase 2 clinical trials evaluating the effects of CIN-107 on treatment-resistant hypertension, or rHTN, uncontrolled hypertension, or uHTN, and primary aldosteronism, or PA;

•

initiate clinical trials for CIN-107 for any additional cardio-renal indications we may pursue, including our planned Phase 2 clinical trial exploring the utility of CIN-107 in ameliorating complications of chronic kidney diseases, or CKD;

•	seek marketing approvals for CIN-107 for the treatment of hypertension, PA and any future product candidates that successfully complete clinical trials;

•	maintain, protect and expand our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;

•	incur additional legal, accounting and other expenses associated with operating as a public company;

•	establish a sales, marketing, manufacturing and distribution capability to commercialize CIN-107 or any future product candidate for which we may obtain marketing approval; and

•	build a portfolio of product candidates through development, or the acquisition or in-license of drugs, product candidates or technologies.

To become and remain profitable, we must succeed in developing and eventually commercializing drugs that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials of CIN-107 for the treatment of hypertension, PA and any future indications, or product candidates that way may pursue, obtaining regulatory approval, procuring commercial-scale manufacturing, marketing and selling CIN-107 and any future products for which we may obtain regulatory approval, as well as discovering or acquiring and then developing additional product candidates. We are only in the preliminary stages of some of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability.

Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform studies in addition to those we currently expect, or if there are any delays in the initiation and completion of our clinical trials or the development of CIN-107 or any future product candidates.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment.

We have a limited operating history and no history of commercializing products, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage company founded in 2018 and spun-out as a separate company from CinRx Pharma, LLC, or CinRx, in 2019. Our operations to date have been largely focused on raising capital, organizing and staffing our company, business planning, and acquiring and progressing our lead product candidate, CIN-107, through clinical development after in-licensing the compound from Roche in 2019. As an organization, we have not yet demonstrated an ability to successfully complete clinical development, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter additional and unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We may also face additional costs of building out internal accounting, legal, compliance and other operational and administrative functions, including as a result of our termination of the management services agreement with CinRx, or the Management Services Agreement. For further information on our termination of the Management Services Agreement, please see “We delivered notice to terminate our Management Services Agreement with CinRx, a related party we have relied on to provide us with services since our inception, and we may not be able to effectively replace those services.” elsewhere in this section. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Additionally, we expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Even if this offering is successful, we will require substantial additional funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce or terminate our development of CIN-107 or other operations.

Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through the                . However, we will need to obtain substantial additional funding in connection with our continuing operations and planned activities. Our future capital requirements will depend on many factors, including:

•	the timing, progress and results of our ongoing and planned clinical trials of CIN-107 for the treatment of hypertension, PA and any additional cardio-renal indications;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of CIN-107 for additional indications or any future product candidates that we may pursue;

•	our ability to establish collaborations on favorable terms, if at all;

•	the costs, timing and outcome of the regulatory review of CIN-107 and any future product candidates;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for CIN-107 and any future product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of CIN-107 and any future product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the costs of operating as a public company.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, CIN-107 and any future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether terminate our research and development programs or future commercialization efforts. We may also need to seek collaborators for CIN-107 and any future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to CIN-107 and any future product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of our common stock to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the continued disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we may never generate a profit. Our financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy.

Raising additional capital may cause dilution to our stockholders, including purchasers of shares of our common stock in this offering, restrict our operations or require us to relinquish rights to CIN-107 or any future product candidates.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenue from CIN-107 or any future product candidates, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of CIN-107 or any future product candidates.

If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts, or grant rights to develop and market CIN-107 or any future product candidates that we would otherwise develop and market ourselves.

Risks Related to the Clinical Development of CIN-107 or Future Product Candidates

Our business is entirely dependent on the success of one clinical development program, CIN-107, for which we are currently pursuing clinical development in various clinical trials. Our future success is substantially dependent on the successful clinical development and regulatory approval of CIN-107. If we are not able to obtain required regulatory approvals for CIN-107 or any future product candidates, we will not be able to commercialize CIN-107 or any future product candidates and our ability to generate revenue will be adversely affected.

CIN-107 is currently our only product candidate and we have not licensed, acquired, or invented any other product candidates for preclinical or clinical evaluation. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and that therefore may be able to better sustain a failure of a lead candidate. The success of our business, including our ability to finance our company and generate any revenue in the future, will, at this point, depend entirely on the successful development, regulatory approval and commercialization of CIN-107, which may never occur. Neither we nor any future collaborator is permitted to market any drug product candidates in the United States or abroad until we receive regulatory approval from the FDA or applicable foreign regulatory agency. The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

Prior to obtaining approval to commercialize CIN-107 and any other product candidate in the United States or abroad, we must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for CIN-107 is promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional nonclinical studies, including human factor studies, or clinical trials for CIN-107 either prior to or post-approval, or it may object to elements of our clinical development program. In addition, the FDA typically refers applications for novel drugs, like CIN-107 and potentially any future product candidates, to an advisory committee composed of outside experts. The FDA is not bound by the recommendation of the advisory committee, but it considers such recommendation when making its decision.

Of the large number of products in development, only a small percentage successfully complete the FDA or comparable foreign regulatory authorities’ approval processes and are commercialized. The lengthy approval or marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or marketing authorization to market CIN-107 or any future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We have invested a significant portion of our time and financial resources in the development of CIN-107. Our business is dependent on our ability to successfully complete development of, obtain regulatory approval for, and, if approved, successfully commercialize CIN-107 and any future product candidates in a timely manner.

Even if we eventually complete clinical testing and receive approval of a new drug application, or NDA, or foreign marketing application for CIN-107 and any future product candidates, the FDA or the comparable foreign regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. The FDA or the comparable foreign regulatory authorities also may approve or authorize for marketing a product candidate for a more limited indication or patient population that we originally request, and the FDA or comparable foreign regulatory authorities may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of CIN-107 or any future product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, the FDA and comparable foreign regulatory authorities may change their policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “top-line” or preliminary data from our clinical trials. Interim data from ongoing clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For example, the only Phase 2 clinical data we have is from the preliminary safety data review of 124 patients who had either completed 12 weeks of treatment in, or withdrew from, our ongoing BrigHtn trial, which represents a small sample size relative to our targeted enrollment for the overall clinical trial, may not be indicative of the clinical trial’s final results. Preliminary or “top-line” data also remain subject to that audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Additionally, we may utilize an “open-label” clinical trial design. For example, our HALO trial includes a four week “open-label” extension during which patients will continue to receive doses of CIN-107 but discontinue background antihypertensive therapy. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open label trial may not be predictive of future clinical trial results with CIN-107 or any future product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

We may not be successful in our efforts to expand our pipeline beyond CIN-107 for hypertension, PA and CKD.

We intend to advance the development of CIN-107 across multiple cardio-renal indications and progress these indications through clinical development. We may not be able to expand the scope of cardio-renal indications for CIN-107 beyond hypertension, PA and CKD, or leverage our expertise and experience with hypertension and PA to other cardio-renal indications. We may not be able to develop CIN-107 for other indications in a manner that is safe and effective. Even if we are successful in continuing to expand CIN-107 to other indications and further build our pipeline, the potential indications that we identify may not be suitable for clinical development, including as a result of safety, tolerability, efficacy or other characteristics that indicate that they are unlikely to receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. If we do not successfully execute on our strategy of expanding our product pipeline, it could significantly harm our financial position and adversely affect the trading price of our common stock.

Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials and we cannot assure you that any ongoing, planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

Success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical studies and earlier clinical trials does not ensure that later efficacy trials will be successful, nor does it predict final results. For example, we have not completed a Phase 2 or Phase 3 clinical trial evaluating the safety and efficacy of CIN-107 in any indication. CIN-107 and any future product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through earlier clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

We may encounter substantial delays or difficulties in our clinical trials.

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA or comparable foreign regulatory authorities, and we may never receive such approvals. It is impossible to predict when or if CIN-107 or any future product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of CIN-107 or any future product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidate in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize CIN-107 and any future product candidates, including:

•	delays in reaching a consensus with regulatory authorities on design or implementation of our clinical trials;

•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•

the number of patients required for clinical trials of CIN-107 or any future product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, patients may drop out of these clinical trials at a higher rate than we anticipate or fail to return for post-treatment follow-up or we may fail to recruit suitable patients to participate in a trial;

•	clinical trials of CIN-107 or any future product candidates may produce negative or inconclusive results;

•

imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a CIN-107 or any future product candidates or after an inspection of our clinical trial operations, trial sites or manufacturing facilities;

•	occurrence of serious adverse events associated with CIN-107 or any future product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	interruptions resulting from public health emergencies, including those related to the COVID-19 pandemic; or

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future drug sales or other sources. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring competing drugs to market before we do, which could impair our ability to successfully commercialize CIN-107 or any future product candidates and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, we, the FDA or an IRB may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA finds deficiencies in our investigational new drug applications, or INDs, or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of CIN-107 or any future product candidates could be negatively impacted, and our ability to generate revenues from CIN-107 or any future product candidates may be delayed.

Clinical trials are very expensive, time consuming and difficult to design and implement.

CIN-107 and any future product candidates we may decide to pursue will require clinical testing before we are prepared to submit an NDA for regulatory approval. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for CIN-107 or any future product candidate or whether any such NDA will be approved by the FDA. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA may not agree with our proposed endpoints for any future clinical trial of CIN-107 or any future product candidates, which may delay the commencement of our clinical trials. The clinical trial process is also time consuming. We estimate that the successful completion of clinical trials for CIN-107 and any future product candidates will take several years to complete. Furthermore, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials.

Certain of the indications we seek to treat are often underdiagnosed and it may be difficult to identify and enroll patients with these indications. If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients with other trials. Certain of the indications we are pursuing are often underdiagnosed, which may further limit the number of patients available to participate in our clinical trials. For example, despite being one of the more common causes of secondary hypertension, PA continues to be underdiagnosed due to the complexity of the current diagnostic guidelines recommended by the Endocrine Society.

Clinical trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or foreign regulatory authorities. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

•	the eligibility criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	the perceived risks and benefits of the product candidate in the trial;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials;

•	the willingness of patients to be enrolled in our clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

•

potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we currently rely and expect to rely in the future on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. We may find it difficult to enroll patients in our Phase 2 spark-PA clinical trial of CIN-107 in PA.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. If the actual number of patients with rHTN, uHTN, PA, CKD, or any other indications that we may pursue for CIN-107 or future product candidates, is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of CIN-107 and any future product candidates. Furthermore, certain of the indications we are pursuing may be underdiagnosed, which may further limit the number of patients available to participate in our clinical trials. For example, despite being one of the more common causes of secondary hypertension, PA continues to be underdiagnosed due to the complexity of the current diagnostic guidelines recommended by the Endocrine Society. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing treatments and ongoing clinical trials of competing therapies for the same indication, the proximity of patients to clinical sites, the experience and capabilities of the clinical sites to recruit the correct patients, and the eligibility criteria for the trial. Patient enrollment may also continue to be affected by the ongoing COVID-19 pandemic, which could be due to the prioritization of hospitalization resources toward this pandemic, exposure of healthcare providers to COVID-19 and difficulties for patients to access clinical trial sites and comply with clinical trial protocols.

Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of CIN-107 and any future product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop CIN-107 or any future product candidates or could render further development impossible. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development activities, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause CIN-107 or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, including comparability testing to bridge earlier clinical data obtained from CIN-107 produced under earlier manufacturing methods or formulations, and regulatory authorities may disagree on the interpretation of results from this testing. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of CIN-107 or any future product candidates and jeopardize our ability to commence sales and generate revenue.

Our business, operations and clinical development timelines and plans may be adversely affected by the evolving and ongoing COVID-19 pandemic.

Our business and operations may be adversely affected by the effects of the recent and evolving COVID-19 virus, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in the United States and the European Union that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Future remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities.

Although our current and planned clinical trials have not been impacted by the COVID-19 pandemic to date, we may experience related disruptions in the future that could severely impact our clinical trials, including:

•	delays, difficulties or a suspension in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	interruptions in our ability to manufacture and deliver drug supply for trials;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

changes in local regulations as part of a response to the COVID-19 pandemic that may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

interruption of key clinical trial activities, such as clinical trial site monitoring, and the ability or willingness of subjects to travel to trial sites due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in these affected geographies.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, it could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business and operations, including our clinical development and regulatory efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence at the time of this prospectus, such as the duration of the outbreak, the duration and effect of business disruptions and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries to contain and treat the disease and the availability, timing and effectiveness of a vaccine, both domestically and globally. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

CIN-107 or any future product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations, if they occur. For example, patients participating in our clinical trials have reported urinary tract infection, fatigue, hyperkalemia, headache, renal impairment, hyponatremia, nausea, and dizziness.

In addition, it is possible that as we test CIN-107 or any future product candidates in larger, longer and more extensive clinical trials on larger more diverse groups of patients, or as use of CIN-107 or any future product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects or patients. Many times, side effects are only detectable after investigational drugs are tested in large-scale pivotal trials, which we as an organization have never conducted, or in some cases, after they are made available to patients on a commercial scale after approval. Any adverse effects encountered in our preclinical studies or clinical trials, whether or not drug-related, could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. If additional clinical experience indicates that CIN-107 or any future product candidates have side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

As an organization, we have never completed pivotal clinical trials, and we may be unable to do so for CIN-107 or any product candidates we may develop.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA and other regulatory agencies to market CIN-107 or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not previously completed any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of CIN-107 for treatment resistant hypertension. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials could prevent us from or delay us in commercializing CIN-107.

We may explore strategic collaborations that may never materialize, or we may be required to relinquish important rights to and control over the development of CIN-107 or any future product candidate to any future collaborators.

We intend to periodically explore a variety of possible strategic collaborations in an effort to gain access to additional product candidates or resources. At the current time, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic collaborations because of the numerous risks and uncertainties associated with establishing them.

Future collaborations could subject us to a number of risks, including:

•	we may be required to undertake the expenditure of substantial operational, financial and management resources;

•	we may be required to issue equity securities that would dilute our stockholders’ percentage ownership of our company;

•	we may be required to assume substantial actual or contingent liabilities;

•	we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our product candidates;

•	strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so;

•

strategic collaborators may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

•	strategic collaborators may not pursue further development of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;

•	strategic collaborators may not commit adequate resources to the marketing and distribution of CIN-107 or any future product candidates, limiting our potential revenues from these products;

•

disputes may arise between us and our strategic collaborators that result in the delay or termination of the research or development of CIN-107 or any future product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic collaborators may experience financial difficulties;

•

strategic collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•

business combinations or significant changes in a strategic collaborator’s business strategy may adversely affect a strategic collaborator’s willingness or ability to complete its obligations under any arrangement;

•	strategic collaborators could decide to move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	strategic collaborators could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.

Risks Related to Our Dependence on Third Parties

We have, and intend to continue to, rely on third parties to conduct, supervise and monitor our existing clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have engaged CROs to conduct all three of our Phase 2 clinical trials in patients with rHTN, uHTN and PA, and we expect to engage CROs for future clinical trials of CIN-107 and any future product candidates. We expect to continue to rely on third parties, including clinical data management organizations, medical institutions and clinical investigators, to conduct those clinical trials, and we do not currently have the ability to independently conduct any clinical trials ourselves. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, the performance of our CROs may also be interrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 or prioritization of resources toward the COVID-19 pandemic.

We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, and we expect to have limited influence over their actual performance. We rely upon CROs to monitor and manage data for our clinical programs. We expect to control only certain aspects of the activities of our CROs. Nevertheless, we will be responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the good laboratory practices, or GLPs, and GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for CIN-107 or any future product candidates that are in preclinical and clinical development. The regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we rely on CROs to conduct GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or our CROs fail to comply with GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the regulatory approval process. We are also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Our reliance on third parties to conduct clinical trials will result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with CROs and other third parties can be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Such parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	experience business disruptions from public health emergencies, such as the COVID-19 pandemic, and accompanying shelter in place orders; or

•	undergo changes in priorities or become financially distressed.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, fail to comply with regulatory requirements, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

While we will have agreements governing their activities, our CROs will not be our employees, and we will not control whether or not they devote sufficient time and resources to our clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities. If these CROs, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for CIN-107 or any future product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize CIN-107 or any future product candidates. In such an event, our financial results and the commercial prospects for CIN-107 or any future product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to the COVID-19 pandemic or other infectious diseases could impact personnel at our CROs, which could disrupt our clinical timelines, which could have a material adverse impact on our business, prospects, financial condition, and results of operations.

We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of CIN-107 and any future product candidates.

We have, and intend to continue to, rely on third parties to produce clinical and commercial supplies of CIN-107 and any future product candidates.

We do not own or operate facilities for drug manufacturing, storage and distribution, or testing. We are, and will continue to be, dependent on third parties to manufacture the clinical supplies of CIN-107 and any future product candidates. The facilities used by our CMOs to manufacture CIN-107 and any future product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs for manufacture of active drug substances and finished product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure and/or maintain regulatory approval for CIN-107 or any future product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. We intend to use multiple third parties to produce, store and distribute clinical and commercial supply of our drug product and drug substance. As such, we will need to demonstrate to the FDA that the drug product and drug substance from these contract manufacturers are comparable, which may include conducting additional equivalence studies. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of CIN-107 or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market CIN-107, if approved. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of CIN-107 or any future product candidates.

Further, we also will rely on third-party manufacturers to supply us with sufficient quantities of CIN-107 and any future product candidates, if approved, for commercialization. We do not yet have a commercial supply agreement for commercial quantities of drug substance or drug product. If we are not able to meet market demand for any approved product, it would negatively affect our ability to generate revenue, harm our reputation, and could have a material and adverse effect on our business and financial condition. Increasing the scale of production inherently creates increased risk of manufacturing errors, and we may not be able to adequately inspect every device that is produced, and it is possible that individual devices may fail to perform as designed. Manufacturing errors could negatively impact market acceptance of any of CIN-107 or any future product candidates that receive approval, result in negative press coverage, or increase our liability.

Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured CIN-107 ourselves, including:

•	inability to meet our product specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	our third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•	our third-party manufacturers may fail to comply with cGMP-compliance and other inspections by the FDA or other comparable regulatory authorities;

•	our inability to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

•	breach, termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	our third-party manufacturers may not devote sufficient resources to our product candidate;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidate;

•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	carrier disruptions or increased costs that are beyond our control.

In addition, if we enter into a strategic collaboration with a third party for the commercialization of CIN-107 or any future product candidate, we will not be able to control the amount of time or resources that they devote to such efforts. If any strategic collaborator does not commit adequate resources to the marketing and distribution of CIN-107 or any future product candidate, it could limit our potential revenues.

Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or affect our ability to successfully commercialize CIN-107 or any future product candidates once approved. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs, delay our programs or limit supply of CIN-107.

Developing commercially viable manufacturing processes for CIN-107 is a difficult and uncertain task and requires significant expertise and capital investment. We are still in the early stages of developing and implementing manufacturing processes for CIN-107. Our ability to consistently and reliably manufacture CIN-107 is essential to our success, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including cost overruns, potential problems with process scale-up, process reproducibility, stability issues, consistency and timely availability of reagents or raw materials. Furthermore, we have significant dependence on CMOs for our manufacturing processes, which adds additional risks to our manufacturing capabilities. Additionally, we do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidate, and the actual cost to manufacture and process our product candidate could materially and adversely affect the commercial viability of our product candidate. As a result, we may never be able to develop a commercially viable product.

The process of successfully manufacturing products for clinical testing and commercialization may be particularly challenging, even if such products otherwise prove to be safe and effective. The manufacture of our product candidates involves complex processes. Some of these processes require specialized equipment and highly skilled and trained personnel. For example, one of the raw materials we use in the manufacture of our clinical supply requires the use of a high pressure reactor which is a very specialized piece of equipment, and limits our choice of a supplier or suppliers.

Any adverse developments affecting manufacturing operations for our product candidate may result in lot failures, inventory shortages, shipment delays, product withdrawals or recalls or other interruptions in supply which could delay the development of our product candidate. If we are unable to obtain sufficient supply of our product candidate, whether due to production shortages or other supply interruptions resulting from the ongoing COVID-19 pandemic or otherwise, our clinical trials or regulatory approval may be delayed. We may also have to write off inventory, incur other charges and expenses for supply of product that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives. In addition, parts of the supply chain may have long lead times or may come from a small number of suppliers. If we are not able to appropriately manage our supply chain our ability to successfully produce our product candidate could be delayed or harmed. Inability to meet the demand for our product candidate could damage our reputation and the reputation of our product candidate among physicians, healthcare payors, patients or the medical community that supports our product candidate development efforts, including hospitals and outpatient clinics.

Furthermore, the manufacturing facilities in which our product candidate will be made could be adversely affected by earthquakes and other natural disasters, equipment failures, labor shortages, power failures, health epidemics such as the COVID-19 pandemic and numerous other factors. If any of these events were to occur and impact our manufacturing facilities, our business would be materially and adversely affected.

We have delivered notice to terminate our Management Services Agreement with CinRx, a related party we have relied on to provide us with services since our inception, and we may not be able to effectively replace those services.

We were spun out of CinRx in May 2019. Since our spinout from CinRx, we have relied on the services provided by CinRx pursuant to the terms of the Management Services Agreement, as described in “Certain Relationships and Related Party Transactions—CinRx Pharma, LLC.” We provided notice to terminate the Management Services Agreement on November 4, 2021. Under the terms of the Master Services Agreement, the termination shall become effective no later than February 2, 2022.

In the past several months we have made several new hires, including Mary Theresa Coelho, M.B.A. as our Executive Vice President, Chief Financial Officer and Chief Business Development Officer and Mason Freeman, M.D. as our Executive Vice President, Clinical Development. However, these employees are new to our company, and there can be no guarantee that we will be able to effectively replace the services previously provided by CinRx. We have no history of operating our business without the services provided by CinRx pursuant to the terms of the Management Services Agreement, and the termination of our relationship with CinRx, including our relationship with Jonathan Isaacsohn, M.D., FACC, who previously held the titles of Chief Executive Officer, Chief Scientific Officer and served as a member of our board of directors, could make it difficult for us to operate our business, including the management of our clinical trials and associated timelines. Any failure by us to successfully integrate our new employees and effectively replace the services CinRx previously provided to us under the Management Services Agreement could materially harm our business, financial condition and results of operations.

Additionally, if we do not have adequate financial resources or personnel and systems in place by the time the Management Services Agreement is fully terminated, we may not be successful in effectively or efficiently assuming these services from CinRx, which could disrupt our business and have a material adverse effect on our financial condition and results of operations. Even if we are able to successfully assume these services, there may be increased costs or reduced efficiency when compared with the services we previously received from CinRx.

We have engaged Medpace Holdings, Inc., a former related party, to assist us with certain of our clinical trials which may expose us to significant regulatory risks. If there are any data integrity issues, we may be required to repeat such studies or required to contract with other CROs, and our clinical development plans will be significantly delayed.

August J. Troendle, M.D., M.B.A., a former member of our board of directors, is the president, chief executive officer and chairman of the board of directors of Medpace Holdings, Inc., or Medpace, and Jonathan Isaacsohn, M.D., FACC, our former Chief Scientific Officer and former member of our board of directors, is an officer of Medpace. We have engaged Medpace to provide us with certain clinical trial related services pursuant to a master services agreement, as described in “Certain Relationships and Related Party Transactions—Medpace Holdings, Inc.” Relying on a former related party CRO to assist us with our clinical development plans and with the development of data that is used as the basis to support regulatory approval can expose us to significant regulatory risks.

If we are unable to continue receiving clinical trial services from Medpace on acceptable terms, or should we or Medpace cease to continue to work together for any reason, a transition to an alternative CRO could result in delays and increased costs, and may impact our clinical development timelines during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may seek collaborations with third parties for the development or commercialization of CIN-107 and any future product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may seek third-party collaborators for the development and commercialization of CIN-107 or any future product candidates, including for the commercialization of any of our product candidates that are approved for marketing outside the United States. Our likely collaborators for any such arrangements include regional and national pharmaceutical companies and biotechnology companies. If we enter into any additional such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue.

Risks Related to the Commercialization of CIN-107 or Future Product Candidates

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell CIN-107 or any future product candidates, we may not be successful in commercializing CIN-107 or any future product candidates, if and when they are approved.

To successfully commercialize CIN-107 or any future product candidate that may result from our development programs, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract field force to market any product candidate we may develop will be expensive and time-consuming and could delay any drug launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into collaborations with other entities to use their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize CIN-107, or we are unable to develop the necessary capabilities on our own, we may be unable to generate sufficient revenue to sustain our business. We may compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts of CIN-107 and any future product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Even if CIN-107 or any future product candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if CIN-107 or any future product candidates receive marketing approval, they may fail to gain market acceptance by physicians, patients, third-party payors and others in the medical community. If such product candidates do not achieve an adequate level of acceptance, we may not generate significant drug revenue and may not become profitable. The degree of market acceptance of CIN-107 or any future product candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the convenience and ease of administration compared to alternative treatments and therapies;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the efficacy and potential advantages compared to alternative treatments and therapies;

•	the effectiveness of sales and marketing efforts;

•	the prevalence and severity of any side effects;

•	the strength of our relationships with patient communities;

•	the cost of treatment in relation to alternative treatments and therapies, including any similar generic treatments;

•	our ability to offer such drug for sale at competitive prices;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	any restrictions on the use of the drug together with other medications; and

•	the awareness and support from key opinion leaders in cardiology.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of CIN-107 or any future product candidates may require significant resources and may never be successful. Because we expect sales of CIN-107 or any future product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of these product candidates to find market acceptance would harm our business.

If the market opportunities for CIN-107 are smaller than we estimate, our business may suffer.

Our eligible patient population may differ significantly from the actual market addressable by CIN-107. Our projections of both the number of people who have these conditions, as well as the subset of people with these diseases who have the potential to benefit from treatment with CIN-107, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, insurance claims databases or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Furthermore, certain of the indications we are pursuing may be underdiagnosed, which may further limit the eligible patient population. For example, PA continues to be underdiagnosed despite being one of the more common causes of secondary hypertension due to the complexity of the current diagnostic guidelines recommended by the Endocrine Society. Likewise, the potentially addressable patient population for CIN-107 may be limited or may not be amenable to treatment with CIN-107, and new patients may become increasingly difficult to identify or access. If the market opportunities for CIN-107 are smaller than we estimate, our business and results of operations could be adversely affected.

We may face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

The development and commercialization of new drugs is highly competitive. We may face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

In particular, we face competition from companies in the pharmaceutical, biotechnology and other related markets that are pursuing the development of treatments for hypertension, PA and CKD. Our competitors include

Mineralys Therapeutics, Damian Pharma AG, Idorsia Ltd., Quantum Genomics, Ionis Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., Sihuan Pharmaceutical and KBP BioSciences. More established companies may have a competitive advantage over us due to their greater size, resources and institutional experience. In particular, these companies have greater experience and expertise in securing reimbursement, government contracts and relationships with key opinion leaders, conducting testing and clinical trials, obtaining and maintaining regulatory approvals and distribution relationships to market products and marketing approved drugs. These companies also have significantly greater research and marketing capabilities than we do. If we are not able to compete effectively against existing and potential competitors, our business and financial condition may be harmed.

As a result of these factors, our competitors may obtain regulatory approval of their drugs before we are able to, which may limit our ability to develop or commercialize CIN-107 and any future product candidates. Our competitors may also develop therapies that are safer, more effective, more widely accepted or less expensive than ours, and may also be more successful than we in manufacturing and marketing their drugs. These advantages could render CIN-107 obsolete or non-competitive before we can recover the costs of such product candidates’ development and commercialization.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we commercialize CIN-107 or any future product candidates outside of the United States, a variety of risks associated with international operations could harm our business.

We intend to seek approval to market CIN-107 outside of the United States, and may do so for future product candidates. If we market approved products outside of the United States, we expect that we will be subject to additional risks in commercialization including:

•	different regulatory requirements for approval of therapies in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing and insurance regimes;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19 pandemic, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by many of the individual countries in and outside of Europe with which we will need to comply. Many biopharmaceutical companies have found the process of marketing their own products in foreign countries to be very challenging.

Healthcare insurance coverage and adequate reimbursement may not be available for CIN-107 or any future product candidates, which could make it difficult for us to gain market acceptance.

Market acceptance and sales of CIN-107 or any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide for which therapies reimbursement is available, and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug manufacturers provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, CIN-107 or any future product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize CIN-107 or any future product candidates that we develop.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as CIN-107. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for CIN-107 or any future product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of CIN-107.

We face an inherent risk of product liability exposure related to the testing of CIN-107 or any future product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that any such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidate that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	increased insurance costs;

•	the inability to commercialize any product candidate that we may develop; and

•	injury to our reputation and significant negative media attention.

Although we maintain product liability insurance coverage with maximum coverage of $5.0 million per incident and an aggregate loss limit of $5.0 million, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Regulatory Matters

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of CIN-107 or any future product candidates. If we or any future collaborators are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we or they will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

The activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution, export and import, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable regulatory authorities in other countries. Failure to obtain marketing approval for CIN-107 or any future product candidates will prevent us from commercializing them. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information, including manufacturing information, to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. CIN-107 or any future product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of CIN-107 or any future product candidates. Any marketing approval we or our collaborators ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Finally, disruptions at the FDA and other agencies may prolong the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Accordingly, if we or any future collaborators experience delays in obtaining approval or if we or they fail to obtain approval of CIN-107 or any future product candidates, the commercial prospects for them may be harmed, and our ability to generate revenues will be materially impaired.

Even if we obtain regulatory approval for CIN-107 or any future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain regulatory approvals for CIN-107 or any future product candidates, such approvals will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for CIN-107 or any future product candidates may also be subject to a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the quality, safety and efficacy of the drug. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval.

In addition, drug manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

CIN-107 or any future product candidates could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties, if we or our collaborators fail to comply with regulatory requirements or if we or they experience unanticipated problems with such product candidates, when and if it is approved.

CIN-107 or any future product candidate for which we or our collaborators obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control and manufacturing, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine, including the requirement to implement a risk evaluation and mitigation strategy.

The FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on distribution or use of a product;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions or the imposition of civil or criminal penalties; and

•	litigation involving patients using our products.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Failure to obtain marketing approval in foreign jurisdictions would prevent CIN-107 or any future product candidate product candidates from being marketed in such jurisdictions.

In order to market and sell our medicines in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, a product must be approved for reimbursement before the product can be approved for sale in that country. We or any future third-party collaborators may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize CIN-107 or any future product candidate in any market.

Additionally, we could face heightened risks with respect to seeking marketing approval in the United Kingdom, should we choose to do so, as a result of the recent withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom withdrew from the European Union, effective December 31, 2020. On December 24, 2020, the United Kingdom and European Union entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework for pharmaceutical products in the United Kingdom covering the quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing any product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for any product candidates, which could significantly and materially harm our business

Our relationships with customers, physicians, and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws, data privacy and security laws, transparency laws and other healthcare laws that may constrain the business or financial arrangements and relationships through which we research, sell, market, and distribute our products, if we obtain marketing approval. We will also be subject to healthcare regulation and enforcement by the U.S. federal government and the states and any other countries in which we conduct our business, including our research, and the sales, marketing and distribution of CIN-107 or any future products once they have obtained marketing authorization. For additional information on the healthcare laws and regulations that we may be subject to, see “Business—Government Regulation and Product Approval.”

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.

If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have a material adverse effect on our ability to compete in the marketplace.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, on June 17, 2021 the United States Supreme Court dismissed a challenge on procedural grounds that argued the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA, is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the PPACA will remain in effect in its current form.

Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders, and policy initiatives. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Nonetheless, we expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for CIN-107 or any future product candidates or additional pricing pressures.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, CIN-107 or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability. For additional information on the healthcare reform, see “Business—Government Regulation and Product Approval.”

The prices of prescription pharmaceuticals in the United States and foreign jurisdictions is subject to considerable legislative and executive actions and could impact the prices we obtain for our products, if and when licensed.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for products. To those ends, President Trump issued several executive orders intended to lower the costs of prescription drug products. Certain of these orders are reflected in recently promulgated regulations, including an interim final rule implementing President Trump’s most favored nation model, but such final rule is currently subject to a nationwide preliminary injunction. It remains to be seen whether these orders and resulting regulations will remain in force during the Biden Administration. Further, on September 24, 2020, the Trump Administration finalized a rulemaking allowing states or certain other non-federal government entities to submit importation program proposals to the FDA for review and approval. Applicants are required to demonstrate that their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. The FDA has issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for CIN-107 or any future product candidates, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for CIN-107 or any future product candidates or additional pricing pressures.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of CIN-107 or any future product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Even if we obtain and maintain approval for CIN-107 or any future product candidates from the FDA, we may never obtain approval of CIN-107 or any future product candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of CIN-107 or any future product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable foreign regulatory authorities also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for CIN-107 or any future product candidates in the European Union from the European Commission following the opinion of the European Medicines Agency, if we choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA or the European Commission, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of CIN-107 or any future product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for CIN-107 may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of CIN-107 or any future product candidates will be harmed and our business, financial condition, results of operations and prospects could be harmed.

We, any future collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We may maintain a large quantity of sensitive information, including confidential business, patient health and other personally identifiable information in connection with our preclinical studies, and we may be subject to laws, orders, regulations, or regulatory guidance governing the privacy and security of such information. The regulatory framework for privacy, information security, data protection and data processing worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any significant change in data protection laws or data protection obligations could increase our costs and could require us to modify our products or operations, possibly in a material manner, and may limit our ability to develop CIN-107 or any future product candidates.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, and their covered subcontractors. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. When HIPAA is not applicable, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or FTCA, 15 U.S.C § 45(a). The Federal Trade Commission, or FTC, expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that may merit stronger safeguards.

In addition, and when applicable, certain state laws govern the privacy and security of health and other personal information, some of which are more stringent than HIPAA. For example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. If applicable to our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In the European Union, in May 2018, a new privacy regime, the General Data Protection Regulation, the GDPR, took effect in the European Economic Area, or the EEA. We may elect to conduct other Phase 1 or Phase 2 clinical trials for CIN-107 in countries outside of the United States, including in the European Union, which could subject us to European data protection laws, including GDPR. We may also elect to do so for future product candidates. When applicable, the GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR may impose new requirements regarding the security of personal data. We may be subject to new requirements related to the notification of data processing obligations, the lawful bases on which personal data can be processed, expanded definitions of personal data, informed consent practices, and notices for clinical trial subjects and investigators. In addition, the GDPR may increase the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, the United Kingdom’s decision to leave the European Union has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, which “implements” and complements the GDPR, achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, the relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom’s Information Commissioner’s Office with respect to the European Union. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with new data protection rules. If we fail to comply with any applicable laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

We strive to comply with applicable data protection laws to the extent possible, but we may at times fail, or may be perceived to have failed, to do so. Data protection laws and data protection worldwide are, and are likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws could: increase our compliance and operational costs; limit our ability to produce our products; expose us to regulatory scrutiny, actions, investigations, fines and penalties; result in reputational harm; result in litigation and liability, including class action litigation; cause to incur significant costs, expenses and fees

(including attorney fees); cause a material adverse impact to business operations or financial results, and; otherwise result in other material harm to our business. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups, the media or others, which may cause us material reputational harm.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

We cannot ensure that our employees and third-party intermediaries will comply with such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

Further, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of CIN-107 and any future product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry hazardous waste insurance coverage.

We may seek and fail to obtain Breakthrough Therapy Designation or Fast Track Designation from the FDA for CIN-107 for the treatment of PA or future product candidates. Even if granted for any of our current or future product candidates, these programs may not lead to a faster development, regulatory review or approval process, and such designations do not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek a Breakthrough Therapy Designation for CIN-107 for the treatment of PA or one or more of our or future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for CIN-107 or a future product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if CIN-107 or one or more of our future product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification and rescind the designation or decide that the time period for FDA review or approval will not be shortened.

We may also seek Fast Track Designation for CIN-107 for the treatment of PA or for future product candidates. If a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The sponsor of a product candidate with Fast Track Designation has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review.

Such product candidate may also be eligible for rolling review, where the FDA may consider to review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular current or future product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for CIN-107 for the treatment of PA or future product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We are subject to U.S. export and import controls, and sanctions laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences

Risks Related to Intellectual Property Matters

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent protection of our proprietary technologies and CIN-107 or any future product candidates, their respective components, formulations, combination therapies, methods used to manufacture them, methods of treatment, and any other proprietary technologies we develop, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing CIN-107 and any future product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties and are reliant on our licensors.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover CIN-107 or any future product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our issued patent claims. If the breadth or strength of protection provided by the patent applications we hold with respect to CIN-107 or any future product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, CIN-107 or any future product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market CIN-107 or any future product candidates under patent protection would be reduced.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensor was the first to file any patent applications related to CIN-107 or any future product candidates. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze the claims of issued patents or pending patent applications of our competitors that we believe are relevant to our commercial activities, and consider that we are free to operate in relation to CIN-107 or any future product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our commercial efforts or may potentially result in CIN-107 or our future product candidates infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Under the Leahy-Smith America Invents Act, or America Invents Act, enacted in 2013, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the U.S. Patent and Trademark Office, or the USPTO, after March 2013, but before us, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to CIN-107, any future product candidates or other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patent applications.

The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal district courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO post-grant proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a federal district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a federal district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The effects of these changes are uncertain as the USPTO recently developed new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make or use compounds that are similar to the compositions of CIN-107 or any future product candidates but that are not covered by the claims of our patents;

•	we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;

•	it is possible that others may circumvent our owned or in-licensed patents by, for example, developing similar or alternative technologies or products in a non-infringing manner;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of foreign countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover CIN-107 or any future product candidates;

•

our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

•

the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we have engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates we develop may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will have to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and/or applications and any patent rights we may own or license in the future. We rely on outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We engage reputable law firms and other professionals to help us comply. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or technologies, we may not be able to stop a competitor from marketing products that are the same as or similar to CIN-107 or any future product candidates, which would have a material adverse effect on our business. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

Patent terms may be inadequate to protect our competitive position on CIN-107 or any future product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Patents have a limited term. In most countries, including the United States, the expiration of a patent is generally 20 years after its first effective non-provisional filing date. However, depending upon the timing, duration and specifics of FDA marketing approval of CIN-107, the back-up compound to CIN-107, or any future product candidates, one or more of any U.S. patents we may be issued or have licensed may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments.

The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of CIN-107 or any future product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our competitive position, business, financial condition, results of operations, and prospects could be harmed, possibly materially.

If there are delays in obtaining regulatory approvals or other additional delays, the period of time during which we can market CIN-107 or any future product candidates under patent protection could be further reduced. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Once the patent term has expired, we may be open to competition from similar or generic products. The launch of a generic version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for that product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case, which could result in material harm to our business.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

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others may be able to make compounds or formulations that are similar to CIN-107 or any future product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;

•	we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

•	we might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our patent applications will not lead to issued patents;

•	issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

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we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents, future trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover CIN-107, any future product candidates or other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on CIN-107, any future product candidates or other proprietary technologies we may develop.

There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of future collaborators, if any, to develop, manufacture, market and sell CIN-107 or any future product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to CIN-107 or any future product candidates and technology, including interference proceedings, postgrant review and inter partes review before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal district court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidate(s) and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing CIN-107 or any future product candidates or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. If we do not prevail in the patent proceedings, the third parties may assert a claim of patent infringement directed at CIN-107 or any future product candidates.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing CIN-107, any future product candidates or other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to CIN-107, any future product candidates or other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development of CIN-107 or any future product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize CIN-107 or any future product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, and we could be forced to accept unfavorable contractual terms. If we are unable to obtain such licenses on commercially reasonable terms, our business could be harmed.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, CIN-107 or any future product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with CIN-107 or any future product candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owner’s interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

We rely on intellectual property licensed from third parties. We face risks with respect to such reliance, including the risk that we could lose these rights that are important to our business if we fail to comply with our obligations under these licenses.

We rely on a license agreement with Roche, or the Roche Agreement, pursuant to which we received exclusive, worldwide, royalty-bearing license under certain patents and specified know-how owned or controlled by Roche and Roche’s interest in joint patents and covering certain specified small molecule aldosterone synthase inhibitors, including our product candidate, CIN-107. The Roche Agreement imposes diligence, milestone payment, royalty payment and other obligations on us. We may in the future in-license additional third-party intellectual property rights on which we may similarly rely. Such licenses may impose diligence, milestone payment, royalty payment and other obligations on us. Any termination of the Roche Agreement or any future licenses could result in the loss of significant rights and could harm our ability to commercialize CIN-107 or any future product candidates. See “Business—License Agreement with Roche” for additional information regarding the Roche Agreement.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of CIN-107 or any future product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

Our current and any potential future licensors might conclude that we have materially breached our license agreements and might therefore terminate the relevant license agreements, thereby removing our ability to develop and commercialize products and technology covered by such license agreements. If any of our current or future inbound license agreements are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products that are covered by such license agreements and underlying patents, which might be identical to our products or product candidates. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects. Our business also would suffer if any current or future licensors fail to abide by the terms of the license or fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.

Any licensor of ours may have relied on third-party consultants or collaborators or on funds from third parties, such as the United States government, such that such licensor is not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants or advisors are currently, or were previously, employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims are likely to be expensive to pursue and there can be no assurance that we would prevail in any event. Failure to secure ownership of intellectual property could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our future product candidates.

The United States enacted and implemented wide ranging patent reform legislation in 2013. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Reliance on third parties requires us to share our proprietary information, which increases the possibility that such information will be misappropriated or disclosed.

We rely on third parties to develop and manufacture CIN-107, and we intend to continue to rely on third parties for the development or commercialization of CIN-107 or any future product candidate. Since we must, at times, share proprietary information with these parties, we seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such information become known by our competitors, is inadvertently incorporated into the technology of others, or is disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how, a competitor’s discovery of our know-how or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our know-how. Despite our efforts to protect our know-how, we may not be able to prevent the unauthorized disclosure or use of our technical know-how by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third-party illegally obtained and is using our proprietary information, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect proprietary information.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of CIN-107 or any future product candidates that are approved for marketing from the products of our competitors. We have sought U.S. federal trademark registration of our house mark CinCor, which has not yet been granted. We have not yet selected trademarks for CIN-107 or any future product candidate and have not yet begun the process of applying to register trademarks for CIN-107 or any other product candidate. The pending application for our house mark CinCor, and for any subsequent trademarks we apply to register, may not be approved. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are challenged, we could be forced to rebrand our products or our company, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, and we may not have adequate resources to enforce our trademarks.

In addition, any proprietary name we propose to use with CIN-107 or any future product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our proprietary information, our business and competitive position would be harmed.

In addition to seeking patent and trademark protection for CIN-107, we also rely on confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, to maintain our competitive position. Trade secrets and know-how can be difficult to protect. In particular, the trade secrets and know-how in connection with our development programs and other proprietary technology we may develop may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel with scientific positions in academic and industry.

We seek to protect our proprietary information, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated proprietary information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or are unwilling to protect trade secrets.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing CIN-107 or any future product candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to CIN-107, any future product candidates or other proprietary technologies we may develop. Such an outcome could have a materially adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our proprietary information. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our proprietary information were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Business Operations, Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business expertise of Marc de Garidel, our Chief Executive Officer, as well as other members of our senior management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may currently terminate their employment with us at any time and will continue to be able to do so after the closing of this offering. We currently maintain “key person” life insurance for Mr. de Garidel. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of CIN-107, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize CIN-107. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We have in the past hired part-time employees or used consultants, and anticipate we will continue to do so in the future. As a result, certain of our employees, officers, directors or consultants may not devote all of their time to our business, and may from time to time serve as employees, officers, directors and consultants of other companies. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to retain and recruit qualified scientists and advisors, or if any of our key executives, key employees or key consultants discontinues his or her employment or consulting relationship with us, it may delay our growth strategy, development efforts or otherwise harm our business.

We expect to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of November 15, 2021, we had 10 full-time employees and no part-time employees. As the clinical development of CIN-107 progresses and as we move towards submission of a NDA, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs and, if CIN-107 or any future product candidates receives marketing approval, we may add sales, marketing and distribution functions. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

In preparation for this offering, we identified a material weakness in our internal control over financial reporting. If we identify additional material weaknesses in the future or if we otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial statements in a timely manner, which may adversely affect our business, investor confidence in our company and the market value of our common stock.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of reviewing our annual financial statements for this offering, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting with respect to the accumulation, tracking, and disclosure of our outstanding common stock that was deemed to be remediated as of the date of this filing. As a result, there were adjustments to the disclosure of common stock and resulting impact on our net loss per share required in our 2020 and 2019 financial statements and the material weakness was remediated.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have hired experienced accounting and finance personnel, including Mary Theresa Coelho, M.B.A. as our Executive Vice President, Chief Financial Officer and Chief Business Development Officer, and insourced our accounting function, as of the date of this filing. However, there can be no assurance that we will not have material weaknesses in the future. If we fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or Nasdaq. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate a material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our financial statements, a decline in the price of our common stock, suspension or delisting of our common stock from Nasdaq, and could adversely affect our reputation, results of operations and financial condition.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs and our ability to operate our business effectively.

Our internal computer systems and those of our current and future collaborators, contractors or consultants may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyberattacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity information technology networks and systems, processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our customers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations, or for customer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach, and may cause us to breach customer contracts. Our agreements with certain customers, our representations, or industry standards, may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach could lead to claims by our customers, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

While we have not to our knowledge experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials by us or our CROs could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Additionally, any such event that leads to unauthorized access, use or disclosure of personal information, including personal information regarding our patients or employees, could harm our reputation, cause us not to comply with federal and/or state breach notification laws and foreign law equivalents or otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. Security breaches and other unauthorized access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. While we have implemented security measures designed to protect our information technology systems and infrastructure, such measures may not prevent service interruptions or security breaches that could adversely affect our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or unauthorized disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of CIN-107 or any future product candidates could be delayed.

We may be unable in the future to detect, anticipate, measure or prevent threats or techniques used to detect or exploit vulnerabilities in our (or our third parties’) information technology, services, processing, communications or software, or cause security breaches, because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after an incident has occurred. In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our (or our third parties’) information technology, services, communications or software. We cannot be certain that we will be able to address any such vulnerabilities, in whole or part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities, and taking such remedial steps could adversely impact or disrupt our operations.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage, cyber coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

We have had a number of related party transactions with our current and former affiliates, which may result in a conflict of interest involving certain of our current and former management and directors.

Historically, we have engaged in a number and variety of transactions with our current and former affiliates, including CinRx and Medpace. While we believe that these transactions were made on terms that were not less favorable to us than those obtainable on an arm’s length basis, there was no independent determination of that fact. In the future, we may continue to enter into transactions with our former affiliates, and some of these transactions may be significant. Related party transactions present difficult conflicts of interest, could result in disadvantages to our company and may impair investor confidence, which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our company and our stockholders. For further information please see the section titled “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

Risks Related to This Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and a public market may not develop or be liquid enough for you to sell your shares quickly or at market price.

Prior to this offering, there has not been a public market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using shares of our common stock as consideration. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The market price of shares of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of shares of our common stock in this offering.

The market price of shares of our common stock is likely to be volatile. The stock market in general and the market for biopharmaceutical and pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, the market price for shares of our common stock may be influenced by the following:

•	the commencement, enrollment or results of our planned or future clinical trials of CIN-107 and any future product candidates or those of our competitors;

•	the success of competitive drugs or therapies;

•	regulatory or legal developments in the United States and other countries;

•	the success of competitive products or technologies;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to CIN-107 and any future product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	our inability to obtain or delays in obtaining adequate drug supply for any approved drug or inability to do so at acceptable prices;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems, including coverage and adequate reimbursement for any approved drug;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad, including those related to the COVID-19 pandemic; and

•	investors’ general perception of us and our business.

These and other market and industry factors may cause the market price and demand for shares of our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock.

In addition, in the past, companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common stock.

Concentration of ownership of shares of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon our common stock outstanding as of September 30, 2021, upon the completion of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately    % of our outstanding common stock (assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same). If our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock acted together, they may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in the management of our company in ways with which other stockholders disagree.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                per share, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the initial public offering price per share. After this offering, we will also have outstanding options to purchase shares of our common stock with exercise prices lower than the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may use them ineffectively, in ways in which you do not agree or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of CIN-107. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding share of our common stock based on the number of shares outstanding as of September 30, 2021 assuming no exercise by the underwriters of their option to purchase additional common stock. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” Moreover, upon the completion of this offering, holders of an aggregate of approximately shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We intend to register all of the shares of our common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.”

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws to be in effect upon the closing of this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to              shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

•	stockholders will not be permitted to take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative claim or cause of action brought on our behalf;

•	any claim or cause of action asserting a breach of fiduciary duty;

•	any claim or cause of action against us arising under the Delaware General Corporation Law;

•	any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any claim or cause of action against us that is governed by the internal affairs doctrine.

The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may result in increased costs for investors to bring a claim. Further, these exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if ever. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards (NOLs) and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We have not performed an analysis to assess whether an ownership change has occurred. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, or the TCJA, as modified by the Coronavirus Aid, Relief and Economic Security Act, the CARES Act, NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs generally will be limited in taxable years beginning after December 31, 2020 to 80% of current year taxable income. The TCJA, as modified by the CARES Act, generally eliminates the ability to carry back any NOLs to prior taxable years for tax years beginning after December 31, 2020. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses, as deemed appropriate to carry out our business plan. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or product candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we engage in future acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or drugs that may be important to the development of our business.

If research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile. We may take advantage of some or all of these reporting exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (i) five years following the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the first fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, EGCs can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not EGCs.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•

the timing, progress and results of our preclinical studies and clinical trials of CIN-107 and any future product candidates, including statements regarding the timing of our planned IND submissions, initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the timing of any submission of filings for regulatory approval of, and our ability to obtain and maintain regulatory approvals for, CIN-107 and any future product candidates;

•	our ability to identify patients with the diseases treated by our product candidate and to enroll these patients in our clinical trials;

•	our expectations regarding the size of the patient populations, market acceptance and opportunity for and clinical utility of CIN-107 and any future product candidates, if approved for commercial use;

•	business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the COVID-19 pandemic;

•	our expectations regarding the scope of any approved indication for CIN-107 or any future product candidate;

•	our ability to successfully commercialize CIN-107 or any future product candidate, if approved;

•	our expectations regarding the potential market size and the rate and degree of market acceptance for CIN-107 or any future product candidates that we develop;

•	the effects of competition with respect to CIN-107 or any future product candidates, as well as innovations by current and future competitors in our industry;

•	our ability to fund our working capital requirements;

•	our intellectual property position, including the scope of protection we are able to establish, maintain and enforce for intellectual property rights covering CIN-107;

•	our financial performance and our ability to effectively manage our anticipated growth; and

•	our ability to obtain additional funding for our operations and our expected use of proceeds from this offering.

The foregoing list of forward-looking statements is not exhaustive. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

We are responsible for the disclosure contained in this prospectus. However, this prospectus contains industry, statistical and market data derived from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involve a number of assumptions and limitations, and the sources of such data cannot guarantee the accuracy or completeness of such information. While we are not aware of any misstatements regarding the third-party information and we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares from us, in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

We intend to use the net proceeds of this offering as follows:

•

approximately $                million to fund the clinical development of CIN-107 for the treatment of hypertension through the completion of our ongoing Phase 2 BrigHtn clinical trial, our ongoing Phase 2 HALO clinical trial and initial preparations for our planned Phase 3 clinical trials in hypertension, as well as initial preparations for commercialization, if approved;

•	approximately $ million to fund the clinical development of CIN-107 for the treatment of PA through the completion of our ongoing Phase 2 spark-PA clinical trial;

•	approximately $ million to fund the clinical development of CIN-107 to explore its utility in ameliorating complications of CKD through the completion of our planned Phase 2 clinical trial; and

•	the remaining proceeds for working capital and general corporate purposes.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operating expenses and capital expenditure requirements at least through                . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund CIN-107 through regulatory approval in any indication, and we will need to raise additional capital to complete the development and commercialization, if approved, of CIN-107 for hypertension as well as any indication expansion opportunities.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short term, interest bearing obligations and investment grade instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the issuance and sale of 2,013,749 shares of our Series B preferred stock in a subsequent closing on October 5, 2021; and (ii) the conversion of all outstanding shares of our preferred stock into an aggregate of                shares of our common stock, as if such conversion had occurred on September 30, 2021; and

•

on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the automatic net exercise of the three outstanding warrants held by Roche Finance Ltd., or the Roche Warrants, for an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus); and (iii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma	ProForma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$141,708	$	$

Redeemable convertible preferred stock
Series A preferred stock, par value $0.00001; 35,714,282 shares authorized, 35,714,282 shares issued and outstanding, actual, and no shares authorized and outstanding, pro forma and pro forma as adjusted	$47,173	$	$
Series B preferred stock, par value $0.00001; 35,716,249 shares authorized, 33,702,500 shares issued and outstanding, actual, and no shares authorized and outstanding, pro forma and pro forma as adjusted	$133,353	$	$
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value; 95,000,000 shares authorized; shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	3,553
Accumulated deficit	(48,360)
Total stockholders’ (deficit) equity	(44,806)

Total capitalization	$277,428	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $                million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding in the table above excludes:

•	5,057,647 shares of our common stock issuable upon the exercise of options under the 2019 Plan, outstanding as of September 30, 2021, at a weighted-average exercise price of $1.34 per share;

•	shares of our common stock issuable upon the exercise of options under the 2019 Plan granted subsequent to September 30, 2021, at a weighted-average exercise price of $ per share;

•

            shares of our common stock reserved for future issuance under the 2019 Plan, which shares will cease to be available for issuance at the time the 2022 Plan, becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

            shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2021, we had a historical net tangible book value (deficit) of $(44,806) million, or $(7.60) per share of common stock. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2021.

Our pro forma net tangible book value as of September 30, 2021 was $                million, or $                per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the issuance and sale of 2,013,749 shares of our Series B preferred stock in a subsequent closing on October 5, 2021; (ii) the conversion of all outstanding shares of our preferred stock into an aggregate of                 shares of our common stock as if such conversion had occurred on September 30, 2021; and (iii) the automatic net exercise of the Roche Warrants for an aggregate of shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                 per share, which is the midpoint of the price range listed on the cover page of this prospectus). Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2021, after giving effect to those pro forma adjustments.

After giving further effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been $                 million, or $                 per share. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and immediate dilution of $                 per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2021	$(7.60)
Pro forma decrease in net tangible book value (deficit) per share attributable to the pro forma transactions described above

Pro forma net tangible book value per share as of September 30, 2021
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $                , and dilution in pro forma net tangible book value per share to new investors by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by

$                and decrease the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $                 per share, the increase in pro forma net tangible book value would be $                 per share and the dilution to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of September 30, 2021, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. This calculation is based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Total Shares			Total Consideration				Weighted- Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders			%	$			%	$
New investors

Total		100%			$	100%

The foregoing tables and calculations are based on the number of                  shares of our common stock outstanding as of September 30, 2021, after giving effect to (i) the issuance and sale of 2,013,749 shares of our Series B preferred stock in a subsequent closing on October 5, 2021; (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                shares of common stock upon the closing of this offering; and (iii) the automatic net exercise of the Roche Warrants for an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus), and excludes:

•	5,057,647 shares of our common stock issuable upon the exercise of options under the 2019 Plan, outstanding as of September 30, 2021, at a weighted-average exercise price of $1.34 per share;

•	shares of our common stock issuable upon the exercise of options under the 2019 Plan granted subsequent to September 30, 2021, at a weighted-average exercise price of $ per share;

•

            shares of our common stock reserved for future issuance under the 2019 Plan, which shares will cease to be available for issuance at the time the 2022 Plan, becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

                shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion and analysis should be read with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on developing our lead clinical candidate, CIN-107, for the treatment of hypertension and other cardio-renal diseases. CIN-107 is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. CIN-107 has been designed to use a differentiated mechanism of action, direct inhibition of aldosterone synthase production, with the goal of providing an improved treatment for patients suffering from hypertension, or high blood pressure. Despite the widespread availability of multiple antihypertensive agents, there remains a significant unmet medical need as more than half of the 108 million hypertensive patients in the United States do not achieve blood pressure control. We are evaluating the efficacy and safety profile of CIN-107 as a potential treatment for a broad hypertensive population, including different subpopulations of hypertensive patients who have not achieved blood pressure control despite treatment. We are conducting a Phase 2 clinical trial, which we refer to as our BrigHtn trial, of CIN-107 in patients whose blood pressure is not controlled despite treatment with three antihypertensive agents, including a diuretic, which is referred to as treatment resistant hypertension, or rHTN, and recently initiated a separate Phase 2 clinical trial, which we refer to as our HALO trial, in patients with elevated aldosterone levels whose blood pressure is not controlled despite treatment with one antihypertensive agent, which is referred to as uncontrolled hypertension, or uHTN. In addition to hypertension, we are developing CIN-107 for the treatment of primary aldosteronism, or PA, and exploring its utility in ameliorating complications of chronic kidney disease, or CKD. Earlier this year, we initiated a Phase 2 clinical trial of CIN-107 in patients with confirmed PA, which we refer to as our spark-PA trial, and plan to initiate a Phase 2 clinical trial in patients with CKD who have uncontrolled blood pressure in                .

We were incorporated in March 2018 as a subsidiary of CinRx Pharma, LLC, a biotechnology company focused on developing novel therapeutics, or CinRx. Since our inception, we have focused primarily on raising capital, organizing and staffing our company, business planning, and acquiring and progressing our lead product candidate, CIN-107, through clinical development after in-licensing the compound from F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche, in 2019. We spun out as an independent company in 2019 after the closing of our Series A preferred stock financing and the execution of our in-licensing transaction with Roche.

We do not have any product candidates approved for sale and have not generated any revenue from product sales. From inception through September 30, 2021, we have funded our operations primarily through equity financings, and have raised an aggregate of approximately $186 million of gross proceeds from the sale of shares of our preferred stock. As of September 30, 2021, we had cash and cash equivalents on hand of $141.7 million. Subsequent to September 30, 2021, we received $8.1 million in aggregate gross proceeds from the sale of 2,013,749 shares of our Series B preferred stock.

Since inception, we have incurred significant operating losses. Our net losses were $5.0 million and $22.3 million for the years ended December 31, 2019 and 2020, respectively, and $16.5 million and $21.0 million for the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, we had an accumulated deficit of $48.3 million. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance CIN-107 through clinical development and seek regulatory approval, pursue indication expansion of CIN-107, maintain and expand our intellectual property portfolio, as well as hire additional personnel, pay for accounting, audit, legal, regulatory and consulting services, and pay costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission, or SEC, director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies, our clinical trials and our expenditures on other research and development activities.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for CIN-107 or any future product candidates, if ever. In addition, if we obtain regulatory approval for CIN-107 or any future product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as, and when, needed, could have a negative effect on our business, results of operations and financial condition. If we are unable to obtain funding, we will be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

Impact of COVID-19 on Our Business

We have been actively monitoring the impact of the COVID-19 pandemic on our business. To date, we have not experienced a material financial statement impact or business disruptions, including with our vendors or third parties, as a result of the COVID-19 pandemic. However, we cannot, at this time, predict the specific extent, duration or full impact that the COVID-19 pandemic will have on our financial statements and operations, including our ongoing and planned preclinical activities and future clinical trials. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain and will depend on certain developments, including the duration and spread of the pandemic and its impact on our contract research organizations, or CROs, third-party manufacturers, and other third parties with which we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel. We will continue to actively monitor the rapidly evolving situation related to COVID-19 pandemic and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with which we do business. If we or any of the third parties with whom we engage were to experience shutdowns or other prolonged business disruptions due to the COVID-19 pandemic, our ability to conduct our business in the manner and on the timelines presently planned could have a material adverse impact on our business, results of operation and financial condition.

Roche License Agreement

Below is a summary of the key terms for our license agreement with Roche. For a more detailed description, see the section titled “Business—License Agreement with Roche” elsewhere in this prospectus as well as Note 4 to our audited financial statements.

In May 2019, following the closing of the initial tranche of our Series A preferred stock financing, we entered into a license agreement, or the Roche Agreement, with Roche, pursuant to which we obtained an exclusive, worldwide, royalty-bearing license under certain patents and specified know-how owned or controlled by Roche and Roche’s interest in joint patents and covering certain specified small molecule aldosterone synthase inhibitors, or the Roche Technology, to research, develop, register, use, make, import, export, market, distribute, sell (as well as the right to have each of the foregoing done) and otherwise exploit products containing such aldosterone synthase inhibitors, or the Licensed Products, for any and all uses, including the treatment, prevention or diagnosis of any and all diseases and medical conditions in humans and animals.

Pursuant to the Roche Agreement, we paid Roche a one-time, upfront non-refundable license fee of $2.0 million and one $1.0 million milestone payment in connection with the completion of the multiple ascending dose Phase 1 clinical trial of CIN-107. We are required to pay Roche an additional $40.0 million in aggregate payments with respect to the first Licensed Product upon the achievement of certain development and regulatory milestone events. Additionally, we are required to pay Roche, on a one-time basis, up to $175.0 million in the aggregate upon the achievement of specified net sales milestones for a Licensed Product. In addition, on a Licensed Product-by-Licensed Product and country-by-country basis, we will be obligated to pay Roche tiered royalties on net sales of Licensed Products at percentages ranging from the mid single-digits to 10%.

Components of Results of Operations

Revenue

To date, we have not recognized any revenue from any sources, including from product sales, and we do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for CIN-107 or any future product candidate is successful and results in regulatory approval, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our research and discovery efforts and the development of CIN-107 or any future product candidates. We expense research and development costs as incurred, which include:

•

external research and development expenses incurred under arrangements with third parties, such as CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	costs related to acquiring, developing, and manufacturing clinical study material for our preclinical studies and clinical trials, including fees paid to contract manufacturing organizations, or CMOs;

•	laboratory supplies and research materials;

•	upfront, milestone and maintenance fees incurred under license, acquisition and other third-party agreements; and

•	costs related to compliance with clinical regulatory requirements.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and clinical sites and analyzing the progress of clinical trials or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

We track external research and development costs on a program-by-program basis. External costs include fees paid to consultants, contractors and vendors, including CMOs and CROs, in connection with our clinical activities. We currently only have one product development program, CIN-107.

Research and development activities will continue to be central to our business model. We anticipate that our research and development expenses will increase for the foreseeable future as we advance our product candidates through clinical trials, as well as acquire new product candidates. We also expect higher employee-related expenses, including higher stock-based compensation expenses, as well as higher consulting costs as we hire additional resources to support increasing development activity.

The successful development of CIN-107 or any future product candidate is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of CIN-107 or any future product candidate due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of CIN-107 or any future product candidate, if they are approved.

The duration, costs and timing of the clinical development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies and clinical trials and other research and development activities;

•	the number and scope of clinical programs we decide to pursue;

•	the uncertainties in clinical trial design and patient enrollment rates;

•	establishing an appropriate safety and efficacy profile;

•	successful enrollment in and completion of clinical trials;

•	whether CIN-107 shows safety and efficacy in our clinical trials;

•	the timing, receipt and terms of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party CMOs for manufacturing;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for CIN-107 and any future product candidate;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•	continued acceptable safety profile of the products following any regulatory approval.

A change in the outcome of any of these variables with respect to the development of CIN-107 or any future product candidate would significantly change the costs and timing associated with the development of those product candidates. We may never succeed in achieving regulatory approval for any product candidate. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the U.S. Food and Drug Administration, the European Medicines Agency, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and employee-related costs for our finance, human resources and other administrative personnel, including salaries, benefits and other related costs, as well as expenses for outside professional services, including legal, accounting and audit services and other consulting fees, rent expense, and other general administrative expenses, and stock-based compensation, to a lesser extent.

We expect our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates, potential commercialization efforts, and increased costs associated with being a public company. These increases will likely include additional costs related to the hiring of new personnel, including higher stock-based compensation expenses, and fees to outside consultants, as well as other expenses. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Amended and Restated Management Services Agreement with CinRx Pharma

In April 2020, we entered into the Management Services Agreement, with CinRx pursuant to which CinRx provide us with certain professional services. The Management Services Agreement has a term of two years, and is automatically renewable for successive one-year periods unless terminated. In exchange for services provided to us under the Management Services Agreement, we pay CinRx monthly fees for management services calculated based on costs incurred by CinRx in the provision of services to us, plus a reasonable mark-up. As of December 31, 2019 and 2020, $0.8 million and $1.6 million, respectively, and as of the nine months ended September 30, 2020 and 2021, $1.2 million and $1.0 million, respectively, of these fees are included in general and administrative expenses on our statements of operations and comprehensive loss. We provided notice to terminate the Management Services Agreement on November 4, 2021. Under the terms of the Master Services Agreement, the termination shall become effective no later than February 2, 2022. See the section titled “Certain Relationships and Related Party Transactions—CinRx Pharma, LLC” elsewhere in this prospectus for more information.

Interest Income

Interest income consists primarily of interest income received on our cash and cash equivalents.

Change in Fair Value of Warrant Derivative Liabilities

The change in fair value of warrant derivative liabilities consists of the change in fair value related to the three freestanding detachable stock purchase warrants issued to Roche in connection with the Roche Agreement, which we collectively refer to as the Roche Warrants. The first Roche Warrant, which was issued in connection with our Series A preferred stock financing, is exercisable for 1,400,000 shares of our common stock. The second Roche Warrant, issued in connection with our Series A preferred stock financing, is exercisable for 1,120,476 shares of our common stock. The third Roche Warrant, issued in connection with our Series B preferred stock financing, is exercisable for 386,271 shares of our common stock. The Roche Warrants are collectively exercisable for 2,906,747 shares of our common stock at an exercise price of $0.01 per share. The Roche Warrants will automatically net exercise in whole immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The grant date fair value of the Roche Warrants are calculated using the Black Scholes valuation model. The valuation models used require the input of subjective assumptions, including assumptions about the expected life of the Roche Warrant, share price volatility and as a privately held company, the estimated fair value of our common stock. These assumptions used represent our best estimates at the time of issuance and in subsequent reporting periods, but the estimates involve inherent uncertainties and the application of our judgment.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for each of the years presented:

	Year Ended December 31,
	2019	2020
Operating expenses
Research and development	$3,926	$17,952
General and administrative	1,211	3,173

Total operating expenses	5,137	21,125

Loss from operations	5,137	21,125
Interest income	(102)	(37)
Change in fair value of warrant derivative liabilities	—	1,210

Total other (income) expense	(102)	1,173
Net and comprehensive loss	$5,035	$22,298

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were $18.0 million, compared to $3.9 million for the year ended December 31, 2019. The increase of $14.0 million, or 359%, was primarily due to the initiation of several Phase 2 clinical trials including our ongoing Phase 2 BrigHtn clinical trial as well as our Phase 2 spark-PA clinical trial.

General and Administrative Expenses

General and administrative expenses were $3.2 million for the year ended December 31, 2020, compared to $1.2 million for the year ended December 31, 2019. The increase of $2.0 million, or 167%, was the result of increased payroll and personnel related costs under our Management Services Agreement with CinRx, legal and professional fees and other costs associated with operating activities.

Interest Income

Interest income was $37,000 for the year ended December 31, 2020, compared to $102,000 for the year ended December 31, 2019, reflecting interest earned on cash equivalents. The difference was attributed primarily to lower interest rates compared to the year ended December 31, 2019.

Change in Fair Value of Warrant Derivative Liabilities

The change in the fair value of the warrant derivative liabilities was $1.2 million for the year ended December 31, 2020. The Roche Warrants were issued in connection with the Roche Agreement and in connection with our Series A preferred stock financing in 2019, with an additional warrant issued in connection with our Series B preferred stock financing. Based on the timing of the issuance of the Roche Warrants in 2019, there was no change in fair value of warrant derivative liabilities recognized for the year ended December 31, 2019. We classify these warrants as a liability on our balance sheets which we remeasure to fair value at each reporting date. We recognize changes in the fair value of the warrant derivative liabilities as a component of other (income) expense in our statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of the warrant derivative liabilities until the warrants are exercised, expire or qualify for equity classification.

Comparison of Nine Months Ended September 30, 2020 and 2021

The following table summarizes our results of operations for each of the periods presented:

	Nine Months Ended September 30,
	2020	2021
Research and development	$12,829	$10,131
General and administrative	2,783	7,147

Total operating expenses	15,612	17,278

Loss from operations	15,612	17,278
Interest income	(30)	(8)
Change in fair value of warrant derivative liabilities	907	3,756

Total other expense	877	3,748
Net and comprehensive loss	$16,489	$21,026

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2021 were $10.1 million, compared to $12.8 million for the nine months ended September 30, 2020. The decrease of $2.7 million, or 21%, was primarily due to the work related to several Phase 2 clinical trials.

General and Administrative Expenses

General and administrative expenses were $7.1 million for the nine months ended September 30, 2021, compared to $2.8 million for the nine months ended September 30, 2020. The increase of $4.3 million, or 153%, was the result of increased payroll and personnel-related costs, legal and professional fees and other costs associated with operating activities.

Interest Income

Interest income was $8,000 for the nine months ended September 30, 2021 and $30,000 for the nine months ended September 30, 2020, reflecting interest earned on cash equivalents. The difference was attributed primarily to a lower cash balance as well as lower interest rates compared to the nine months ended September 30, 2020.

Change in Fair Value of Warrant Derivative Liabilities

The change in the fair value of the warrant derivative liabilities was $3.8 million for the nine months ended September 30, 2021 as compared to $0.9 million for the nine months ended September 30, 2020. The increase of $2.9 million or 280% increase is due to the increase in the fair value of the common stock underlying the Roche Warrants. The Roche Warrants were issued in connection with the Roche Agreement, in connection with our Series A preferred stock financing in 2019 and in connection with our Series B preferred stock financing in 2021. We classify these warrants as a liability on our balance sheets which we remeasure to fair value at each reporting date. We recognize changes in the fair value of the warrant derivative liabilities as a component of other (income) expense in our condensed statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of the warrant derivative liabilities until the warrants are exercised, expire or qualify for equity classification.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not recognized any revenue and have incurred operating losses and negative cash flows from our operations. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products for several years, if at all. From inception through September 30, 2021, we have funded our operations primarily through equity financings, and have raised an aggregate of approximately $186 million of gross proceeds from the sale of shares of our preferred stock. As of September 30, 2021, we had cash and cash equivalents on hand of $141.7 million. Subsequent to September 30, 2021, we received $8.1 million in aggregate gross proceeds from the sale of 2,013,749 shares of our Series B preferred stock.

Cash Flows

Comparison of Years Ended December 31, 2019 and 2020

The following table summarizes our cash flows for each of the years presented:

	Year Ended December 31,
	2019	2020
Net cash used in operating activities	$(4,430)	$(17,396)
Net cash provided by investing activities	—	—
Net cash provided by financing activities	15,914	31,990

Net increase in cash and cash equivalents	$11,484	$14,594

Operating Activities

We have historically experienced negative operating cash outflows as we continue clinical development of CIN-107. Our net cash used in operating activities primarily results from our net and comprehensive loss adjusted for non-cash expenses and changes in working capital components. Our primary uses of cash from operating activities are amounts due to CROs for the conduct of our clinical programs and employee-related expenditures for research and development, and general and administrative activities. Our cash flows from operating activities will continue to be affected by spending to advance and support our clinical development and other operating and general administrative activities.

For the year ended December 31, 2020, net cash used in operating activities was $17.4 million and was primarily related to cash payments for clinical development activities and personnel-related costs under our Management Services Agreement with CinRx, legal and professional fees and other costs associated with operating activities.

For the year ended December 31, 2019, net cash used in operating activities was $4.4 million and was primarily related to cash payments for clinical development activities and certain professional fees and other costs associated with operating activities.

Investing Activities

During the years ended December 31, 2019 and 2020, we had no cash flows from investing activities.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was $32.0 million, consisting of net proceeds from the issuance of Series A preferred stock in August 2020. Net cash provided by financing activities for the year ended December 31, 2019 was $15.9 million, consisting of net proceeds from the issuance of Series A preferred stock in May 2019.

Comparison of Nine Months Ended September 30, 2020 and 2021

The following table summarizes our cash flows for each of the periods presented:

	Nine Months Ended September 30,
	2020	2021
Net cash used in operating activities	$(12,320)	$(19,822)
Net cash provided by investing activities	—	—
Net cash provided by financing activities	31,990	135,452

Net increase in cash and cash equivalents	$19,700	$115,630

Operating Activities

We have historically experienced negative operating cash outflows as we continue clinical development of CIN-107. Our net cash used in operating activities primarily results from our net and comprehensive loss adjusted for non-cash expenses and changes in working capital components. Our primary uses of cash from operating activities are amounts due to CROs for the conduct of our clinical programs and employee-related expenditures for research and development, and general and administrative activities. Our cash flows from operating activities will continue to be affected by spending to advance and support our clinical development and other operating and general administrative activities.

For the nine months ended September 30, 2021, net cash used in operating activities was $19.8 million and was related to cash payments for clinical development activities and personnel related costs under our Management Services Agreement with CinRx, legal and professional fees and other costs associated with operating activities.

For the nine months ended September 30, 2020, net cash used in operating activities was $12.3 million and was primarily as a result of our net and comprehensive loss of $16.8 million, which includes $1 million of non-cash expense related to the change in fair value of warrant derivative liabilities, offset by $2.9 million from changes in working capital.

Investing Activities

During the nine months ended September 30, 2020 and 2021, we had no cash flows from investing activities.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2021 was $135.0 million, consisting of net proceeds from the issuance of Series B preferred stock in September 2021. Net cash provided by financing activities for the nine months ended September 30, 2020 was $32.0 million, consisting of net proceeds from the issuance of Series A preferred stock in August 2020.

Funding Requirements

As of September 30, 2021, our cash and cash equivalents on hand was $141.7 million. We believe that the net proceeds from the October 2021 closing of our Series B financing and this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements at least through                . We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned clinical development activities. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. If we receive regulatory approval for CIN-107, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our future capital requirements will depend on a number of factors, including:

•	the costs of conducting preclinical studies and clinical trials;

•	the scope, progress, results and costs of discovery, preclinical development, laboratory testing, and clinical trials for product candidates we may develop, if any;

•	the costs, timing, and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time;

•

the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;

•	our headcount growth and associated costs as we expand our business operations and research and development activities;

•	the costs of building out internal accounting, legal, compliance and other operational and administrative functions, including after any expiration or termination of the Management Services Agreement;

•	the timing and size of any milestone payments required under our existing or future arrangements, including the Roche Agreement; and

•	the costs of operating as a public company.

The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of CIN-107 or any other product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial revenue, we expect to finance our cash needs through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through potential collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

License Agreement Obligations

License agreement obligations relate to the Roche Agreement that we entered into with Roche in May 2019. Under the terms of the Roche Agreement, we obtained an exclusive, worldwide, royalty-bearing license to the Roche Technology to research, develop, manufacture, and commercialize to a novel aldosterone synthase inhibitor compound, CIN-107. Pursuant to the Roche Agreement, we paid Roche a one-time, upfront non-refundable license fee of $2.0 million and one $1.0 million milestone payment in connection with the completion of the multiple ascending dose Phase 1 clinical trial of CIN-107. We are required to pay Roche certain tiered development event-based milestone payments, certain sales-based milestone payments, as well as a royalty from the future sales of Licensed Products. The royalty is tiered based on the combined net sales of each Licensed Product.

As of September 30, 2021, we were unable to estimate the timing or likelihood of achieving these clinical and commercial milestones or generating future product sales. See the section titled “Business—License Agreement with Roche” elsewhere in this prospectus as well as Note 4 to our audited financial statements appearing elsewhere in this prospectus for a description of our license agreement with Roche.

Purchase and Other Obligations

In the normal course of business, we enter into contracts with CROs and other third parties for conducting research and development activities, preclinical studies and clinical trials, research and development supplies and other testing and manufacturing services. The scope of the services under these contracts can be modified and provide for termination on notice, and therefore are cancellable contracts. These payments are not included in the table above as the amount and timing of such payments are not known as of September 30, 2021.

Off-Balance Sheet Arrangements

During periods presented, we did not have any off-balance sheet arrangements as defined by SEC rules.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our estimates are based on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our accounting policies are described in more detail in the notes to our audited financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates. See Note 2 to our audited financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Prepaid and Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our prepaid and accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our prepaid and accrued research and development expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at the time. We confirm the accuracy of estimates with the service providers and make adjustments if necessary. Examples of estimated prepaid and accrued research and development expenses include expenses for:

•	CROs in connection with clinical studies;

•	investigative sites in connection with clinical studies;

•	vendors in connection with preclinical development activities; and

•	vendors related to product manufacturing, development and distribution of clinical materials.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. The scope of services under these contracts can be modified and some of the agreements may be cancelled by either party upon written notice. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates and amounts actually incurred.

Warrant Derivative Instruments including Determination of the Fair Value of Underlying Common Stock

We account for derivatives, specifically freestanding detachable stock purchase warrants, in accordance with Accounting Standards Codification Topic 815, Derivatives and Hedging. This guidance establishes accounting and reporting principles for derivative instruments, including certain derivative instruments embedded in other contracts. The Roche Warrants which are discussed previously are valued using the Black Scholes valuation model. The Black Scholes valuation was determined using assumptions that are subjective and require significant judgement and estimation by management, including the fair value of our common stock, as discussed below. Other assumptions include the risk-free rate, expected volatility, term and dividend yield, if applicable. The risk-free rate assumption was based on observed yields from governmental zero-coupon bonds. The expected volatility assumption was based on historical volatilities of a group of comparable industry companies whose stock prices are publicly available. The peer group was developed based on companies in the therapeutics and pharmaceutical industries.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of each reporting date, with input from management, considering third-party valuations of our common stock as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation to each reporting date. These third-party valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid. The assumptions used in the valuation model were based on future expectations combined with management judgment.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each reporting date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each reporting date;

•	the progress of our research and development programs, including the status of ongoing and planned clinical trials;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our analysis and related statement of operations and comprehensive loss impact could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Emerging Growth Company Status and Smaller Reporting Company Status

We are an “emerging growth company,” or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may also take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•	we are presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	we will avail ourselves of the exemption from providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we will avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•	we are providing reduced disclosure about our executive compensation arrangements; and

•	we will not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) December 31, 2027, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently Issued and Adopted Accounting Pronouncements

Other than as disclosed in Note 2 to our audited financial statements appearing elsewhere in this prospectus, we do not expect that any recently issued accounting standards will have a material impact on our financial statements or will otherwise apply to our operations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on developing our lead clinical candidate, CIN-107, for the treatment of hypertension and other cardio-renal diseases. CIN-107 is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. CIN-107 has been designed to use differentiated mechanism of action, direct inhibition of aldosterone synthase production, with the goal of providing an improved treatment for patients suffering from hypertension, or high blood pressure. Despite the widespread availability of multiple antihypertensive agents, there remains a significant unmet medical need as more than half of the 108 million hypertensive patients in the United States do not achieve blood pressure control. We are evaluating the efficacy and safety profile of CIN-107 as a potential treatment for a broad hypertensive population, including different subpopulations of hypertensive patients who have not achieved blood pressure control despite treatment. We are conducting a Phase 2 clinical trial, which we refer to as our BrigHtn trial, of CIN-107 in patients whose blood pressure is not controlled despite treatment with three antihypertensive agents, including a diuretic, which is referred to as treatment resistant hypertension, or rHTN, and recently initiated a separate Phase 2 clinical trial, which we refer to as our HALO trial, in patients with elevated aldosterone levels whose blood pressure is not controlled despite treatment with one antihypertensive agent, which is referred to as uncontrolled hypertension, or uHTN. In addition to hypertension, we are developing CIN-107 for the treatment of primary aldosteronism, or PA, and exploring its utility in ameliorating complications of chronic kidney disease, or CKD. Earlier this year, we initiated a Phase 2 clinical trial of CIN-107 in patients with confirmed PA, which we refer to as our spark-PA trial, and plan to initiate a Phase 2 clinical trial in patients with CKD who have uncontrolled blood pressure                .

In August 2021, we conducted a review of blinded, preliminary safety data from our ongoing BrigHtn trial on 124 patients who had either completed 12 weeks of treatment or withdrew from the trial. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the trial, without unblinding any individual patient data. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. The mean systolic blood pressure, or SBP, at baseline was 147 mm Hg and, following 12 weeks, SBP levels declined to a mean of 132 mm Hg for the 124 patients included in the review, including patients in the placebo cohort. Due to the blinded nature of the BrigHtn trial, we currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure, or if the decreases in blood pressure, if any, differed from participants receiving a placebo. In addition, the BrigHtn trial is ongoing, and we will not know whether treatment with CIN-107 lowers blood pressure in a clinically meaningful manner until all clinical trials we intend to complete prior to submitting a request for marketing authorization have been conducted and the U.S. Food and Drug Administration, or the FDA, makes its efficacy determination. Furthermore, this preliminary data is not subject to the same quality control measures as final data, which creates a risk that the final results could be materially different from the preliminary results observed in this blinded data review. We expect to announce top-line data from the final results of this trial in                .

Aldosterone is a steroid hormone synthesized in the adrenal gland that regulates water and salt balance in the human body. It causes retention of water and salt by the kidney, a genomic effect that contributes to the pathogenesis of hypertension. In addition to this genomic effect, aldosterone induces certain indirect, non-genomic effects, including pro-inflammatory and pro-fibrotic effects, increases in oxidative stress, as well as cardiac muscle cell hypertrophy and remodeling. Increasing evidence shows a correlation between these non-genomic effects of aldosterone and a worsening of patient outcomes, particularly in patients who have heart disease or kidney disease. Given these potentially deleterious effects of aldosterone, inhibiting its effects is a well understood mechanism of action for the treatment of hypertension and other cardio-renal diseases, such as PA and CKD.

Hypertension is one of the world’s leading causes of mortality. According to the United States Centers for Disease Control and Prevention, or the U.S. CDC, approximately 500,000 people still die every year in the United States with uncontrolled blood pressure listed as a primary or secondary cause of death. Despite decades of understanding the importance of controlling hypertension and the widespread availability of multiple approved therapies, only 43.7% of the 108 million U.S. adults with hypertension achieve blood pressure levels of less than 140/90 mm Hg, despite the recommended target blood pressure goal being less than 130/80 mm Hg. Although the evidence for the benefits of reducing blood pressure is overwhelming and has consistently supported the medical community’s recommendations to drive blood pressure to lower levels, the current standard-of-care has not meaningfully changed, with no new classes of antihypertensive agents approved in more than a decade.

There are multiple standard-of-care antihypertensive agents currently available, including angiotensin converting enzyme, or ACE, inhibitors and angiotensin receptor blockers, or ARBs, which are designed to inhibit the production of aldosterone at different points along the renin angiotensin-aldosterone system, or RAAS, axis, as well as mineralocorticoid receptor antagonists, or MRAs, which block the effects of aldosterone at the mineralocorticoid receptor. Despite the widespread availability and use of these antihypertensive agents, many of which are available as generic products, each class of drugs currently available is associated with significant limitations, including limited efficacy, limited duration of aldosterone lowering effect and multiple side effects. Given both the importance of reducing aldosterone and the limitations of currently available therapies, we believe that CIN-107 has the potential to have a significant impact on the treatment paradigm for hypertension and other cardio-renal diseases.

Our Pipeline

We are developing CIN-107 for the treatment of multiple diseases where aldosterone plays a significant role in disease pathophysiology, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD. To support the advancement of this “pipeline-in-a-product” opportunity, we are currently conducting and plan to initiate additional Phase 2 clinical trials of CIN-107 for different indications and patient populations. The following table summarizes our CIN-107 pipeline across multiple indications.

Our Corporate History and Team

We were incorporated in March 2018 as a subsidiary of CinRx Pharma, LLC, a biotechnology company focused on developing novel therapeutics. In May 2019, we entered into an agreement with F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche, for an exclusive, worldwide, royalty-bearing license to certain Roche technology to research, develop, manufacture, and commercialize a novel aldosterone synthase inhibitor compound, CIN-107, for any and all diseases and conditions. In connection with the closing of our Series A preferred stock financing and the execution of our in-licensing transaction with Roche, we spun out as an independent company. For further information, please see the section titled “Certain Relationships and Related Party Transactions—CinRx Pharma, LLC” elsewhere in this prospectus.

Our co-founders and senior management team have extensive leadership and scientific experience in cardiovascular and specialty drug discovery and development. Our Chief Executive Officer, Marc de Garidel, has over 35 years of leadership experience in the biopharmaceutical industry and is currently the chairman of the board of directors of Ipsen S.A. Prior to joining us, Mr. de Garidel served as chief executive officer of Corvidia Therapeutics, which was sold to Novo Nordisk in July 2020 for up to $2.1 billion, and prior to that, he served as chief executive officer of Ipsen S.A. Our Executive Vice President, Chief Financial Officer and Chief Business Development Officer, Mary Theresa Coelho, has an accomplished track record as a leader across finance, business development and operations for public biopharmaceutical and other publicly traded and private companies. Our Executive Vice President, Clinical Development, Mason Freeman, M.D., has been deeply involved in the development of multiple, novel medicines that are now approved for commercial sale in the United States to treat lipid disorders, heart failure, hyperkalemia, Cushing’s disease, and diabetes. Our Chief Operating Officer and co-founder, Catherine Pearce, M.B.A., D.H.Sc., has over 20 years of clinical and business development experience, and previously held the position of vice president of research at Teva Pharmaceuticals. Since our inception, we have raised an aggregate of approximately $192.9 million from leading life sciences investors, including General Atlantic, Sofinnova Investments, Sofinnova Partners, and 5AM Ventures.

Our Strategy

Our strategy is focused on developing and commercializing CIN-107 for the treatment of multiple cardio-renal diseases in which aldosterone is known to play a significant role in the disease pathophysiology, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD. Key elements of our strategy include the following:

•

Advance CIN-107 through clinical development for the treatment of hypertension. We are currently conducting our BrigHtn trial in patients with rHTN, and expect topline data in                 . While we expect the FDA to provide a label for hypertension broadly, if CIN-107 is approved, we plan to focus our initial commercial efforts on patients with rHTN, which represents a patient population of approximately 12-15 million individuals in the United States who have limited treatment options and significant unmet medical need.

•

Expand the hypertension opportunity for CIN-107 to include patients with uHTN and use as an earlier line of therapy. Despite the widespread availability of multiple, generic antihypertensive agents, which are often used in combination, an overwhelming number of patients are considered to have uHTN because they continue to fail to reach target blood pressure goals. There is growing evidence in scientific literature demonstrating that elevated aldosterone levels play a direct role in the pathogenesis of hypertension in the broader hypertensive population. Therefore, we believe a highly selective aldosterone synthase inhibitor, like CIN-107, that is designed to specifically target aldosterone production may address one of the primary underlying causes of hypertension, thereby allowing more patients to achieve their target blood pressure goal with fewer antihypertensive agents. We believe CIN-107 may provide clinical benefit for patients at an earlier point in their course of treatment than currently available treatments, as opposed to waiting until the patient fails to achieve blood pressure control with three or more antihypertensive agents. To evaluate the potential of CIN-107 as an earlier line of therapy and in a broader patient population, we recently initiated our HALO trial in patients with elevated aldosterone levels who failed to achieve blood pressure control on one antihypertensive agent.

•

Leverage the clinical development of CIN-107 in hypertension, if successful, to efficiently develop CIN-107 for the treatment of PA. PA results from the autonomous production of excess aldosterone and affects approximately 5-10% of the total hypertensive population in the United States. This population is associated with worse outcomes and higher risks of cardiovascular events than the general hypertensive population. Therefore, it is important to identify these patients at an early stage in order to control their blood pressure. However, PA is currently underdiagnosed due to the complexity of the diagnostic guidelines and the inherent variability in plasma aldosterone measurements. We initiated our spark-PA trial earlier this year to evaluate the potential of CIN-107 as a treatment for hypertension in patients with PA. Based on recent literature, we are using the measurement of 24-hour urine aldosterone levels in addition to plasma aldosterone levels to assess aldosterone status in patients participating in the trial. We believe the adoption of a 24-hour urine aldosterone measurement could improve PA diagnosis rates and provide an improved approach to identifying the patients who are most likely to benefit from treatment with CIN-107.

•

Develop CIN-107 as a potentially differentiated treatment for CKD by modifying disease progression. Multiple third-party clinical trials and meta-analyses have demonstrated that blocking the effect of aldosterone reduces proteinuria and delays the progression of CKD. Long-term use of current standard-of-care agents for CKD are associated with aldosterone breakthrough, where patients experience aldosterone levels reverting back to or exceeding baseline, and can lead to poor patient outcomes. Based on the results of our preclinical and Phase 1 clinical trials of CIN-107, we plan to initiate a Phase 2 clinical trial to evaluate the efficacy and safety of CIN-107 in patients with CKD who have uncontrolled blood pressure in                 .

•

Opportunistically evaluate strategic partnerships to maximize the value of CIN-107. We acquired the exclusive worldwide rights to CIN-107 from Roche. As we advance the development of CIN-107 across multiple diseases and continue to generate additional non-clinical and clinical data, we will evaluate the best path for maximizing the value of CIN-107, including in combination with other treatments for certain indications, such as CKD. For certain geographies, we may opportunistically enter into strategic partnerships to accelerate the development and maximize the commercial potential of CIN-107. In addition, there are several diseases where aldosterone plays a significant role, such as heart failure, that we do not currently plan to pursue on our own but may seek to opportunistically partner with one or more third parties in order to further expand the commercial potential of CIN-107.

The Significant Role of Aldosterone in Multiple Cardio-renal Disease Pathogenesis

Aldosterone is a steroid hormone synthesized in the adrenal gland that stimulates the absorption of sodium in the kidneys and regulates water and salt balance in the human body. As shown in the graphic below, aldosterone is one of the three key components of the RAAS, an endocrine system that plays an important role in regulating blood pressure and electrolyte and fluid balance. When blood flow into the kidney is reduced or there is a drop in blood pressure, the RAAS is activated and the kidney secretes renin into blood circulation. Renin converts angiotensinogen, a protein produced by the liver and released into circulation, into angiotensin I. The ACE, which is found predominantly on the surface of vascular endothelial cells of the lungs, subsequently converts angiotensin I into angiotensin II. Angiotensin II stimulates the secretion of aldosterone from the adrenal cortex. Aldosterone binds to intracellular receptors and activates the mineralocorticoid receptor in the kidney, resulting in increased sodium absorption, which increases the body’s fluid load and thereby increases blood pressure, accomplishing the original objective set forth by the activation of the RAAS. In the process of sodium absorption, potassium is exchanged and released into the urine. This overall effect of aldosterone on the kidney, which is driven by the binding of aldosterone to intracellular receptors that then control the transcription of several genes, is referred to as its genomic effect.

The Role of Aldosterone in RAAS

Under normal conditions, the RAAS achieves a physiological equilibrium between the kidney and the adrenal gland mediated by the effects of renin from the kidney and aldosterone from the adrenal gland. However, when the RAAS is abnormally active, excess levels of aldosterone are produced, leading to increased salt and fluid retention and resulting in increases in circulating blood volume, which contributes to the pathogenesis of hypertension. In certain situations, aldosterone can be produced independent of the activation of the RAAS and secretion of renin. In these cases of renin-independent aldosterone production, the level of plasma aldosterone is greater than what is physiologically needed based on the level of plasma renin released by the kidney.

Recent scientific literature has demonstrated that there is a prevalent continuum of renin-independent aldosterone production that parallels the severity of hypertension. A study conducted by Dr. Jenifer Brown et al, which was published in the Annals of Internal Medicine in July 2020, evaluated urinary aldosterone excretion rates in patients with confirmed renin-independent aldosterone production across different stages of hypertension: normal (less than 130/80 mm Hg); stage 1 (130-139/80-89 mm Hg); stage 2 (equal to or greater than 140/90 mm Hg); and rHTN (greater than 130/80 mm Hg), despite treatment with three or more antihypertensive agents one of which is a diuretic. As shown in the figure below, this study demonstrated a strong correlation between aldosterone levels and severity of hypertension. In addition, this study showed minimal to no differences when aldosterone levels were adjusted for age, body mass index, race, sex, history of diabetes and 24-hour urinary sodium excretion.

Correlation of Renin-Independent Aldosterone Production by Blood Pressure Category

There are many conditions that lead to renin-independent aldosterone production, including: PA, where there is autonomous secretion of aldosterone by the adrenal gland; body mass index, or BMI, above average levels, particularly male type obesity with excess fat in the abdominal or waist area; sleep apnea syndrome, a sleep disorder in which breathing repeatedly stops and starts; and endothelial dysfunction, a type of vascular disease due to constricted blood vessels.

In addition to the genomic effects of aldosterone discussed above, aldosterone induces certain indirect, non-genomic effects that occur without the transcription of any genes, including pro-inflammatory and pro-fibrotic effects, increases in oxidative stress, as well as cardiac muscle cell hypertrophy and remodeling. Increasing evidence shows a correlation between these non-genomic effects of aldosterone and a worsening of patient outcomes, particularly in patients who have heart disease or kidney disease. For example, scientific literature suggests the non-genomic effects of aldosterone contribute to the progression of CKD. Hypertension is one of the major causes of CKD, and many patients with CKD from other causes, such as diabetes, also have hypertension. Multiple third-party clinical trials and meta-analyses have demonstrated that reducing aldosterone levels in patients with CKD, and thereby mitigating the non-genomic effects of aldosterone and lowering blood pressure, leads to a reduction in proteinuria and delays the progression of the disease.

Currently Available Treatments Involving Aldosterone Inhibition Relating to RAAS

Given the potentially deleterious effects of aldosterone described above, inhibiting its effects is a well understood mechanism of action for the treatment of hypertension and other cardio-renal diseases, such as PA and CKD. When plasma aldosterone levels are reduced or blocked, the reverse of the natural RAAS process occurs. Instead of the kidney retaining sodium and water, sodium is lost through urine and, in exchange, potassium is retained. This results in a reduction in plasma sodium levels and an increase in plasma potassium levels, which leads to a reduction in blood volume and thus has a blood pressure lowering effect. Many standard-of-care antihypertensive agents, such as ACE inhibitors, ARBs, which are also known as angiotensin II receptor antagonists, and MRAs, are designed to inhibit the production or effects of aldosterone at different points of the RAAS axis, as shown below. In addition to these currently available antihypertensive agents, there are multiple aldosterone synthase inhibitors, including CIN-107, in clinical development, which are designed to directly inhibit aldosterone synthesis.

Antihypertensive Agents Inhibit the Production or Effects of Aldosterone at Different Points of the RAAS Axis

Despite the widespread availability and use of antihypertensive agents, each class of drugs currently available is associated with significant limitations. For example, a significant proportion of patients taking ACE inhibitors and ARBs for prolonged periods of time experience aldosterone breakthrough, where plasma aldosterone levels return to or exceed baseline levels. In addition, the extent of aldosterone reduction achieved with ACE inhibitors and ARBs is less than what could be achieved with aldosterone synthase inhibitors that directly inhibit aldosterone synthesis. In the case of MRAs, blocking the effects of aldosterone at the mineralocorticoid receptor level often leads to increases in aldosterone synthesis, which ultimately requires higher doses of the MRA agent to compensate for these effects. Furthermore, with the MRAs that are currently available, particularly spironolactone, there are multiple side effects that prevent their widespread use, including a variety of anti-androgenic effects such as breast tenderness and enlargement in men, decreased libido in men and menstrual irregularities in woman. In addition, spironolactone treatment can lead to potentially harmful increases in blood potassium levels. Given both the importance of reducing aldosterone and the limitations of currently available therapies, we believe that CIN-107 has the potential to have a significant impact on the treatment paradigm for hypertension and other cardio-renal diseases.

CIN-107—A Highly Selective Aldosterone Synthase Inhibitor

Overview

CIN-107 is a highly selective, oral, small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. We are developing CIN-107 for the treatment of multiple diseases where aldosterone plays a significant role, including hypertension and PA. We are also exploring its utility in ameliorating complications of CKD. A robust Phase 1 clinical development program for CIN-107 has been conducted, with approximately 180 individuals dosed across multiple conducted clinical trials. CIN-107 was shown to be well tolerated in healthy volunteers, with no serious adverse events, or SAEs, or treatment-emergent adverse events, or TEAEs, leading to treatment withdrawal associated with CIN-107. In addition, a Phase 1 clinical trial was conducted in subjects with varying degrees of renal function. In this trial, one SAE not related to CIN-107 was observed.

We are currently conducting our BrigHTN trial of CIN-107 in patients with rHTN. In August 2021, we conducted a review of blinded, preliminary safety data from this trial on and reviewed data from 124 patients who had either completed 12 weeks of treatment or withdrew from the trial. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the trial, without unblinding any individual patient data. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. The mean SBP at baseline was 147 mm Hg and, following 12 weeks, SBP levels declined to a mean of 132 mm Hg for the 124 patients included in the review, including patients in the placebo cohort. Due to the blinded nature of the BrigHtn trial, we currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure, or if the decreases in blood pressure, if any, differed from participants receiving a placebo. In addition, the BrigHtn trial is ongoing, and we will not know whether treatment with CIN-107 lowers blood pressure in a clinically meaningful manner until all clinical trials we intend to complete prior to submitting a request for marketing authorization have been conducted and the FDA makes its efficacy determination. Furthermore, this preliminary data is not subject to the same quality control measures as final data, which creates a risk that the final results could be materially different from the preliminary results observed in this blinded data review.

In addition to rHTN, we initiated our spark-PA trial of CIN-107 in patients with PA earlier this year. We also recently initiated our HALO trial in patients with elevated aldosterone levels with uHTN and plan to initiate a separate Phase 2 clinical trial in patients with CKD who have uncontrolled blood pressure in                 .

Mechanism of Action of CIN-107

Directly inhibiting aldosterone synthesis has long been a goal in therapeutic drug development as the relationship between elevated levels of aldosterone and the progression of multiple diseases is well understood. However, the challenge has been developing a molecule with the ability to safely inhibit aldosterone production without negatively impacting cortisol synthesis. The major enzymes responsible for the synthesis of aldosterone and cortisol share approximately 93% amino acid homology, and therefore, a highly selective aldosterone synthesis inhibitor is required. Multiple programs in development by others have been discontinued over the past several years due to, what we believe is, their product candidates’ lack of selectivity, which resulted in the simultaneous inhibition of both aldosterone and cortisol. Off-target suppression of cortisol leads to compromised stress and immunologic responses, adverse impact on metabolic functions and increased risk of mortality.

CIN-107 was designed with high selectivity to specifically overcome this challenge. In particular, CIN-107 selectively targets aldosterone synthase, which is encoded by the CYP11B2 gene. Importantly, it has low affinity for 11ß-hydroxylase, the enzyme responsible for cortisol synthesis, which is encoded by the CYP11B1 gene. In multiple preclinical in vivo studies, CIN-107 significantly lowered aldosterone levels without affecting cortisol levels across a wide range of doses. Similar observations were made in multiple Phase 1 clinical trials in healthy volunteers. We observed a dose-dependent reduction of plasma aldosterone levels with patients receiving a 10 mg dose demonstrating an approximately 85% to 90% reduction in the single ascending dose trial, and with patients receiving a 1.5 mg to 5 mg dose range demonstrating a 65% to 71% reduction in the multiple ascending dose trial. These reductions were compared to baseline levels measured the day prior to initial dosing and were not observed in individuals receiving a placebo. Importantly, no effects on cortisol levels were observed at doses up to 360 mg, the highest dose evaluated. In the multiple ascending dose trial, for doses up to 5 mg once-daily administered for 10 days, there was no observed suppression of cortisol synthesis.

Phase 1 Development of CIN-107

To date, multiple Phase 1 clinical trials of CIN-107 have been conducted in healthy volunteers to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of CIN-107, as summarized in the table below. CIN-107 was well tolerated in healthy volunteers across all Phase 1 clinical trials conducted to date, with no serious adverse events, or SAEs, or treatment-emergent adverse events, or TEAEs, leading to treatment withdrawal associated with CIN-107. In addition, a Phase 1 clinical trial was conducted in subjects with varying degrees of renal function. In this trial, one SAE not related to CIN-107 was observed.

Summary of Completed Phase 1 Clinical Trials of CIN-107

Trial ID		Trial Description/N	Study Objectives	Key Observations

WP28586	Part 1	• Single oral dose of CIN-107 at seven different doses ranging from 1 mg to 360 mg in fasted state • 64 healthy male volunteers (48 CIN-107, 16 placebo)

Primary objectives:

•   To assess the safety and tolerability of oral single ascending doses, or SAD, of CIN-107 in healthy male subjects

•   To investigate the pharmacokinetics of CIN-107 after single oral doses and if appropriate, its metabolite(s)

•   To assess pharmacodynamic effects of CIN-107 after single oral doses (under normal salt and low salt diet and following a Cortrosyn test).

Secondary objective:

•   To assess the pharmacokinetics of a single IV dose of CIN-107 in healthy male subjects

•   Significant reductions of aldosterone levels (70% to 80%) observed, beginning at the 1 mg dose, increasing with dose level

•   No effect observed on cortisol levels at all doses tested following an ACTH, or Cotrosyn, stimulation test, where subjects were administered ACTH, a hormone secreted by the pituitary gland, to stimulate the production of aldosterone and cortisol

•   100% selectivity observed up to 90 mg

•   Partial impact observed on the precursors of cortisol at doses above 90 mg, but no effect observed on actual cortisol levels up to 360 mg

•   Pharmacokinetics profile for CIN-107 that is supportive of once-daily dosing

•   No clinically relevant differences observed between fasted, low salt diet or normal salt diet conditions

	Part 2A	• Single oral dose of CIN-107 (1mg, 3 mg and 10 mg) under low salt diet or normal salt diet conditions • 24 healthy male volunteers (18 CIN-107, 6 placebo)
	Part 2B	• Single IV dose of CIN-107 (3 mg) • 8 healthy male volunteers (8 CIN-107)

CIN-107-111		• Multiple oral doses of CIN- 107 daily for 10 days (0.5 mg, 1.5 mg, 2.5 mg and 5 mg) under low salt diet or normal salt diet conditions • 56 healthy volunteers (42 CIN-107, 14 placebo)

•   To assess the safety and tolerability of CIN-107 following oral dosing once daily for 10 days under normal and low salt conditions

•   To characterize the pharmacokinetics of CIN-107 following oral dosing once-daily for 10 days under normal and low salt conditions

•   To characterize the pharmacodynamic effects of CIN-107 following oral dosing once-daily for 10 days under normal and low salt conditions

•   Multiple doses of CIN-107 resulted in approximately 2x accumulation of CIN-107 in the blood

•   Average aldosterone reductions of 65% to 71% at daily doses of CIN-107 of 1.5 mg or greater, regardless of dietary salt intake; reductions were greater in subjects on a low salt diet

•   Consistent pharmacokinetics as observed in the SAD trial

Trial ID	Trial Description/N	Study Objectives	Key Observations

CIN-107-112

•   Crossover study to evaluate bioavailability of tablet formulation vs. oral solution and to assess food effect

•   Three treatments of CIN-107 separated by 7 days: 5 mg oral solution in fasted state; 5 mg tablet in fasted state; 5 mg tablet in fed state

•   14 healthy volunteers

•   To assess the safety and tolerability of CIN-107 following single oral doses of CIN-107 tablet and oral solution

•   To determine the relative bioavailability of a tablet formulation of CIN-107 as compared to the oral solution

•   To characterize the effect of food on the CIN-107 tablet

•   To explore the effects of single doses of CIN-107 on various measures associated with the RAAS.

• No meaningful difference in bioavailability observed between tablet formulation and oral solution of CIN-107 • No meaningful difference in pharmacokinetics when CIN-107 is administered with food

CIN-107-113

•   Single oral dose of 10 mg of CIN-107 to assess safety and pharmacokinetics in individuals with varying degrees of renal function

•   10 subjects with eGFR > 60 mL/ min (normal renal function or mild renal impairment)

•   11 subjects with eGFR of 15-59 mL/min (moderate to severe renal impairment) and 12 subjects with eGFR < 15 mL/ min (kidney failure; all on dialysis)

•   To assess the safety and tolerability of a single oral dose of CIN-107 administered to subjects with varying degrees of renal function

•   To characterize the pharmacokinetics of a single oral dose of CIN-107 administered to subjects with varying degrees of renal function

• Data analysis and review ongoing

CIN-107-114	• Randomized, open-label, two-period,	• To assess the impact of CIN-107 on the pharmacokinetics of	• Metformin was well tolerated when administered alone or 2 hours after a dose of CIN107

Trial ID	Trial Description/N	Study Objectives	Key Observations
	crossover study to evaluate the effect of CIN-107 on the pharmacokinetics of metformin, in healthy volunteers • 27 healthy volunteers	immediate-release metformin • To assess the safety and tolerability of co-administration of CIN-107 and metformin as compared to that of metformin alone	• CIN107 did not result in an increase in metformin plasma concentrations or a decrease in metformin renal clearance when compared with administration of metformin alone

Single Ascending Dose (SAD) Phase 1 Clinical Trial

A two-part, single ascending dose Phase 1 clinical trial of CIN-107 in healthy male volunteers evaluated the safety, tolerability, pharmacokinetics and pharmacodynamics of a single dose of CIN-107 ranging from 1 mg to 360 mg. Two hours after the administration of a single dose of CIN-107, the majority of subjects in part 1 of the trial underwent an ACTH challenge, which stimulates the synthesis of both aldosterone and cortisol. Four hours later, the subjects participated in a standing aldosterone challenge, which involved moving from a sitting position to a standing position, a movement that immediately increases aldosterone levels as a normal physiological response, as shown in the blue line for the placebo group in the left figure below.

CIN-107 reduced plasma aldosterone levels in a dose-dependent manner following the ACTH challenge and, in contrast to placebo, reduced levels were maintained following the standing challenge, as shown in the left figure below. Significant reductions of 70% to 80% in aldosterone levels were observed at the 1 mg and 3 mg dose levels, and near complete suppression of aldosterone was observed at the 10 mg and higher doses of CIN-107. The reductions in aldosterone levels increased in a dose-dependent manner until 10 mg, after which the reduction levels plateaued through 360 mg. No effect on plasma cortisol levels was observed at all dose levels tested, as shown by the minimal differences between the CIN-107 treatment groups and placebo on the right figure below.

CIN-107 Demonstrated Dose-Dependent Suppression of Aldosterone Levels

With No Effect on Cortisol in Healthy Volunteers

The results of this trial demonstrated CIN-107’s ability to selectively inhibit aldosterone synthesis without meaningfully impacting cortisol synthesis.

CIN-107 was well tolerated in healthy volunteers across all doses evaluated in the SAD trial, with no SAEs, treatment discontinuations due to a TEAE or deaths reported. No dose-limiting toxicities were reported and the maximum tolerated dose, or MTD, was at the highest dose tested of 360 mg. The most frequently reported AEs following the administration of a single dose of CIN-107 were headache, nasopharyngitis, diarrhea, asthenia, dizziness and nausea. The majority of AEs reported were considered to be mild and not related to CIN-107. AEs considered to be either moderate in intensity or related to CIN-107 included: two events of moderate gastroenteritis (one from the 180 mg dose cohort and one from the placebo group); one event of dizziness considered to be related to CIN-107; one event of fractured coccyx; and one event of concussion. There were no AEs related to markedly abnormal safety laboratory values reported and there were no clinically significant or dose-dependent changes observed over time in vital signs, ocular assessments, cardiac function as measured by electrocardiogram, or ECG, or corrected QT interval by Fridericia formula, or QTcF.

This trial demonstrated a desirable pharmacokinetics profile for CIN-107 that is supportive of once-daily dosing. CIN-107 was rapidly absorbed with maximum concentrations in the plasma occurring within one to two hours after administration. CIN-107 plasma concentrations declined from peak in a biphasic manner, with a mean half-life of 25 to 31 hours, which makes CIN-107 conducive to once daily dosing. It was also observed that dietary salt intake did not affect the pharmacokinetics properties of CIN-107.

Multiple Ascending Dose (MAD) Phase 1 Clinical Trial

A randomized, double-blind, multiple ascending dose Phase 1 clinical trial in healthy volunteers evaluated the safety, tolerability, pharmacokinetics and pharmacodynamics of multiple daily doses of CIN-107 ranging from 0.5 mg to 5 mg. A total of 56 subjects were randomized into the trial, with 42 subjects receiving once-daily doses of CIN-107 and 14 subjects receiving once-daily doses of placebo for ten days. In both groups, subjects were placed either on a low salt diet or a normal salt diet. Subjects in the initial two cohorts were on a low salt diet in order to stimulate aldosterone levels and to enable the evaluation of safety in potential patients who may be following a low salt diet. Subjects in these two cohorts underwent three ACTH challenges: on day -1 (prior to receiving their first dose of CIN-107), on day 1 (after receiving their first dose of CIN-107) and on day 10 (after receiving their tenth dose of CIN-107).

As shown in the figure below, average aldosterone reductions of 65% to 71% were observed after ten days of once-daily dosing of CIN-107 at doses of 1.5 mg or greater, regardless of dietary salt intake. However, the reductions in aldosterone levels appeared to be greater in the subjects who received a low salt diet. These findings are consistent with those from the SAD trial in which the reductions in aldosterone levels increased in a dose dependent manner up to 3 mg, after which the extent of reductions plateaued.

CIN-107 Demonstrated Dose-Dependent Reductions in Plasma Aldosterone in Healthy Volunteers

Additionally, as shown below, there was an appropriate increase in cortisol levels after ACTH stimulation, and no meaningful difference in the cortisol responses between the ACTH challenge given before administration of CIN-107 and the ACTH challenge given before the tenth dose of CIN-107.

CIN-107 Demonstrated No Meaningful Difference in Cortisol Response vs. Placebo

Once-daily administration of CIN-107 for ten days was well tolerated in healthy volunteers across all doses tested in the MAD trial. There were no deaths, SAEs or treatment discontinuations due to a TEAE reported, and there were no apparent increases in incidence or severity of AEs with increasing doses of CIN-107. The most common TEAEs among subjects receiving CIN-107 were headache, postural dizziness and dizziness. All TEAEs reported were mild in severity, except for one moderate event of ventricular tachycardia in a subject receiving placebo. There were no clinically meaningful changes observed in laboratory parameters, physical examination results or cardiac function as measured by ECG, including no meaningful changes in QTcF.

In this trial, mild and dose-dependent increases in plasma potassium levels and decreases in plasma sodium levels were observed with corresponding changes in urine sodium and potassium levels. However, despite this initial increase in the urine sodium to potassium ratio, which indicates that sodium loss in the urine is greater than the potassium retention, the ratio was normalized by Day 10 of treatment, suggesting that the balance between sodium excretion and potassium absorption was restored.

The pharmacokinetics observed in this trial were consistent with what was observed in the SAD trial. The data suggests CIN-107 was rapidly absorbed, with maximum concentrations in the plasma occurring within two to three hours after administration. Systemic exposure to CIN-107 demonstrated a predictable increase in plasma concentration and generally in a dose-dependent manner across the dose levels tested. Based on the observed average half-life of CIN-107 of 26 to 31 hours, steady state plasma concentrations of CIN-107 were achieved within approximately 5 days of once-daily dosing. At steady state, the plasma accumulation of CIN-107 was observed to be approximately two times higher with daily dosing as compared to a single dose of CIN-107, which suggests that the blood levels at the 1.5 mg and 5 mg doses in the MAD trial should be comparable to the 3 mg and 10 mg doses in the SAD trial.

CIN-107 for the Treatment of Hypertension

The first indication we are pursuing for CIN-107 is hypertension, with an initial focus on the subpopulation of patients with rHTN. We are currently conducting our BrigHtn trial in hypertensive patients who failed to achieve blood pressure control on three antihypertensive agents, including a diuretic, at their maximally tolerated doses. A review of blinded, preliminary safety data from 124 patients who had either completed 12 weeks of treatment or withdrew from the trial demonstrated an average SBP level of 132 mm Hg, compared to a baseline mean of 147 mm Hg. Due to the blinded nature of the BrigHtn trial, we currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure, or if the decreases in blood pressure, if any, differed from participants receiving a placebo. In addition, the BrigHtn trial is ongoing, and we will not know whether treatment with CIN-107 lowers blood pressure in a clinically meaningful manner until all clinical trials we intend to complete prior to submitting a request for marketing authorization have been conducted and the FDA makes its efficacy determination. Furthermore, this preliminary data is not subject to the same quality control measures as final data, which creates a risk that the final results could be materially different from the preliminary results observed in this blinded data review. Final topline data from this trial is expected in                 .

It is generally well understood that lowering aldosterone levels, regardless of baseline levels, will result in a reduction of blood pressure. We plan to evaluate the potential efficacy of CIN-107 across the continuum of hypertensive patients, including those with uHTN, where there remains a significant unmet medical need. In addition to our ongoing BrigHtn trial, we recently initiated our HALO trial in hypertensive patients with elevated aldosterone levels who have failed to achieve blood pressure control on one antihypertensive agent at its maximally tolerated dose.

Overview of Hypertension

Hypertension, which is defined by the American College of Cardiology and the American Heart Association as resting blood pressure above 130/80 mm Hg, is generally acknowledged to be one of the most common preventable risk factors for premature death worldwide. Though often asymptomatic, hypertension significantly increases the risk of heart disease, stroke and kidney disease, amongst other diseases. It is estimated that as much as 20% of the global population suffers from hypertension, and the U.S. Centers for Disease Control estimated that as many as 108 million Americans could be hypertensive.

The main classifications of hypertension are primary hypertension and secondary hypertension. Primary, or essential, hypertension, which accounts for over 90% of total cases, is not associated with any identifiable cause. However, it may be derived from genetic or lifestyle factors. Secondary hypertension, which affects approximately 10% of hypertensive individuals, occurs when elevated blood pressure is attributable to other medical conditions, such as kidney disease and PA.

The current standard-of-care for patients newly diagnosed with hypertension is based on a set of guidelines set forth by the American College of Cardiology and the American Heart Association. Depending on baseline blood pressure levels, these guidelines recommend the patient typically begin with lifestyle modifications and then, assuming blood pressure is not controlled, to initiate treatment with antihypertensive agents selected primarily from the following four classes of drugs:

•	Thiazide diuretics, which increase fluid excretion from the kidney by blocking reabsorption of sodium and chloride in the nephron;

•	ACE inhibitors, which inhibit the RAAS axis by blocking the action of ACE in the lungs;

•	ARBs, which block the effects of angiotensin II at the level of the angiotensin receptor; and

•	Calcium channel blockers, which slow cardiac contractions by preventing calcium from entering the cells of the heart and arteries.

When baseline blood pressure is relatively high, initial therapy can be comprised of a combination of two antihypertensive agents. If patients are not adequately controlled on the initial treatment prescribed, physicians may decide to increase the dose of the agents and/or add additional hypertensive agents to a patient’s treatment regimen. However, despite the widespread availability and use of many generic antihypertensive agents, as well as the general awareness of the dire consequences of hypertension, the proportion of patients with uncontrolled blood pressure continues to grow. In a 2020 study published in the Journal of the American Medical Association, it was shown that the percentage of Americans with hypertension, with blood pressure levels above 140/90 mm Hg in this study, increased from 51.5% in 2007/08 to 56.3% in 2017/18.

Moreover, the recently reported Systolic Blood Pressure Intervention Trial, or the SPRINT study, presented by the National Institutes of Health’s National Heart, Lung, and Blood Institute in 2020, showed that intensive blood pressure control to reduce SBP to less than 120 mm Hg resulted in significant cardiovascular benefit in high-risk patients with hypertension compared with routine SBP control to less than 140 mm Hg. The SPRINT study demonstrated not only that lower blood pressure correlates with a lower risk of death, but also that setting a target blood pressure goal lower than the standard treatment goal of 140/90 mm Hg prevented many more deaths. Based on these SPRINT results, many guidelines are being revised to now recommend that certain high-risk patients with high blood pressure aim for a target blood pressure goal of 130/80 mm Hg. Globally, only one in seven hypertensive patients achieve blood pressure control, which means that approximately 86% of the hypertensive patients are unable to control their blood pressure. Among the estimated 489 million patients who are treated with antihypertensive agents, approximately 297 million patients are unable to achieve blood pressure control.

Patients who fail to maintain blood pressure levels of 130/80 mm Hg or less, despite being compliant with at least three antihypertensive agents, including a diuretic, are considered to have rHTN. The rHTN patient population represents an estimated 17% to 20% of the total hypertensive population in the United States, or approximately 12-15 million individuals. For these patients, treatment options are limited and the current standard-of-care is to introduce an MRA agent to their antihypertensive regimen. MRAs inhibit the effects of aldosterone by preventing aldosterone from binding with the mineralocorticoid receptor. However, MRAs, such as spironolactone, are associated with multiple adverse effects, including a variety of anti-androgenic effects such as breast tenderness and enlargement in men, decreased libido in men and menstrual irregularities in women. In addition, spironolactone treatment can lead to potentially harmful increases in blood potassium levels. Due to these side effects associated with MRAs, many patients are unable to tolerate these agents over the long-term. Newer generations of MRAs, which are non-steroidal and more selective than earlier generations, are in clinical development and have demonstrated less significant potassium fluctuations than observed with currently available MRAs, but appear to retain the aldosterone elevating effects and the inability to mitigate the mineralocorticoid receptor-independent effects of aldosterone.

Our Solution—CIN-107

CIN-107 is designed to directly and selectively inhibit aldosterone synthase. Based on its unique mechanism of action, CIN-107 has the potential to achieve the goal of reducing the deleterious genomic and non-genomic effects of aldosterone, regardless of whether aldosterone production is RAAS-mediated or renin-independent, while having minimal effects on plasma potassium, sodium and cortisol levels. In order to evaluate the safety and efficacy of CIN-107 across the continuum of hypertension, our clinical development plan for CIN-107 for the treatment of hypertension includes our ongoing BrigHtn trial in patients with rHTN and our recently initiated HALO trial in patients with uHTN. We chose the rHTN patient population for our first Phase 2 clinical trial of CIN-107 based on the high unmet medical need among these patients, the likelihood of reimbursement from payors for this population based on our market analysis, if approved, and the expected translatability of data from this highly difficult-to-treat patient population to less severe hypertensive patients. If our clinical trials are successful, we believe CIN-107 has the potential to improve the treatment options for patients with hypertension, including potential use as an earlier line of therapy.

Phase 2 BrigHtn Clinical Trial in rHTN

Our ongoing BrigHtn trial is a randomized, double-blind, placebo-controlled, multicenter, parallel-group, dose-ranging Phase 2 clinical trial designed to evaluate the safety and efficacy of CIN-107 for the treatment of hypertension. We plan to enroll approximately 260 patients who are adherent to a stable regimen of at least three antihypertensive agents, including one diuretic, for at least four weeks prior to randomization. To ensure adherence, a central pharmacy provides screened patients with their regimen of background hypertensive medications for two weeks followed by an additional 2-week single-blind run-in period, during which adherence to background medications, as measured by pill counts, must be at least 70% in order to be eligible for randomization. Following the 2-week single-blind run-in period, eligible patients who continue to meet the elevated blood pressure criteria are randomized on a 1:1:1 basis to receive 12 weeks of treatment with once-daily oral doses of 1 mg of CIN-107, 2 mg of CIN-107 or placebo. The primary endpoint of this trial is the change from baseline in mean seated SBP as measured by Automated Office Blood Pressure Measurement, or AOBPM, following 12 weeks of treatment. The secondary endpoints of this clinical trial are (i) the change from baseline in mean seated diastolic blood pressure, or DBP, and (ii) the percentage of patients achieving a seated BP response below 130/80 mm Hg, both after 12 weeks of treatment.

Our BrigHtn trial is a placebo-controlled trial. Placebo effect has been reported in many studies, including hypertension trials. In a publication describing the meta-analysis of a series of hypertension trials that led to the approval by FDA of five antihypertensive drugs (azilsartan, aliskiren, nebivolol, eplerenone and olmesartan) since 2000, the authors described that blood pressure fell by 5.92 mm Hg on average in the non-treatment-resistant hypertension studies in the placebo arm across 52 trials involving 7,451 subjects. The authors also reported on eight resistant hypertension trials in 694 patients, where the average blood pressure reduction in the placebo arm was 8.76 mm Hg. Based on such observations by others, we consistently designed our trials with a placebo-controlled arm wherever relevant.

When this trial was planned, we did not have any clinical data showing the reduction in blood pressure as a function of a reduction in aldosterone levels. As expected, the Phase 1 clinical trials in healthy volunteers did not demonstrate significant blood pressure reduction, as these subjects were not hypertensive and had normal blood pressure levels. Therefore, as shown in the figure below, our BrigHtn trial was designed as an adaptive design trial, which allowed us the flexibility to add an additional dose cohort following a preliminary safety data review.

Design of Our Phase 2 BrigHtn Clinical Trial

Preliminary Safety Data Review Conducted by the DRC

The Data Review Committee, or DRC, conducted the preliminary safety data review after the first 39 randomized patients either completed 12 weeks of treatment or withdrew from the trial or withdrew from the trial. We intentionally scheduled the DRC review at an early point of the trial in order to allow us sufficient time to add and collect data on a fourth dose cohort to the trial design without substantially extending the duration of the ongoing trial.

In the first half of 2021, the DRC conducted its preliminary safety review based on data from 34 patients who had completed the trial as well as five patients who had discontinued treatment or withdrawn from the trial prematurely. The DRC reviewed clinical and laboratory safety data and vital sign information, including blood pressure levels, of the 39 patients included in the review, all of which was aggregated by dose cohort. Based on their review, the DRC recommended the addition of a 0.5 mg dose cohort to the ongoing BrigHtn trial. The DRC reported that this recommendation was not based on safety or tolerability concerns, and, rather, was intended to allow for exploration of dose response across a broader range of doses of CIN-107.

Based on the DRC’s recommendation, the fourth cohort of 0.5 mg of CIN-107 was initiated in August 2021, and since August 2021, the randomization schedule has been adjusted to enable a near equal number of patients across all dose cohorts, including the newly added 0.5 mg dose cohort, to complete 12 weeks of treatment during the remainder of the trial.

Blinded, Preliminary Interim Data from Ongoing Phase 2 BrigHtn Clinical Trial

In August 2021, we conducted a review of blinded, preliminary safety data of 124 patients, which included 105 patients who had completed 12 weeks of treatment and 19 patients who had discontinued treatment or withdrawn from the trial. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the trial, without unblinding any individual patient data. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. For example, the data that is available at the conclusion of a trial would be unblinded following a data cleansing review, source verification of data using documents from the local clinical trial sites, and other quality control measures to ensure the highest level of accuracy and fidelity possible. In contrast, the blinded data used for our preliminary safety reviews did not undergo this process and is therefore highly preliminary and not yet validated.

As of August 17, 2021, we have enrolled 169 patients across all four cohorts, including 124 patients from the first three cohorts who have either completed 12 weeks of treatment or withdrew from the trial. The figure below shows the mean SPB levels from baseline through 12 weeks, with the orange line showing the mean of the 39 patients included in the DRC review and the blue line showing the mean of all 124 who have completed or discontinued treatment. These mean SBP calculations include all patients, regardless of dose cohort, which means that the blood pressure levels shown below include data from the placebo, 1 mg and 2 mg dose cohorts.

Aggregate Mean SBP in Two Preliminary Reviews of BrigHtn Trial

As shown above, the mean SBP at baseline was 147 mm Hg for all patients included in the review, and, following 12 weeks, SBP levels declined to a mean of 132 mm Hg for the 124 patients who had either completed 12 weeks of treatment or withdrew from the trial, and to a mean of 133 mm Hg for the initial 39 patients who were included in the DRC review. Due to the blinded nature of the BrigHtn trial, we currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure, or if the decreases in blood pressure, if any, differed from participants receiving a placebo. In addition, the BrigHtn trial is ongoing, and we will not know whether treatment with CIN-107 lowers blood pressure in a clinically meaningful manner until all clinical trials we intend to complete prior to submitting a request for marketing authorization have been conducted and the FDA makes its efficacy determination. Furthermore, this preliminary data is not subject to the same quality control measures as final data, which creates a risk that the final results could be materially different from the preliminary results observed in this review.

We also reviewed the mean change in serum potassium levels across all patients on a blinded and pooled basis. As shown below, the average change in serum potassium levels observed were modest, with a mean increase from a baseline of 4.1 milliequivalents per litre, or mEq/L to 4.3 mEq/L following 12 weeks in the 39 patients who completed or discontinued treatment prior to the DRC review and a mean increase from 4.0 mEq/L to 4.3 mEq/L in the 124 patients who have completed or discontinued treatment since the beginning of the BrigHtn trial. Similar to our review of SBP changes, the changes in serum potassium levels shown below include all three dose cohorts, including the placebo cohort.

Minimal Effects on Plasma Potassium Observed in BrigHtn Trial

Additional Clinical Trials for CIN-107 in Hypertension

Phase 2 HALO Clinical Trial in uHTN

In order to establish the efficacy and safety profile of CIN-107 in a broader hypertensive population, we recently initiated our HALO trial, a Phase 2, randomized, double-blind, placebo-controlled, multicenter, parallel-group, clinical trial designed to assess the safety and efficacy of CIN-107 in approximately 250 patients with SBP greater than 140 mm Hg, or greater than 130 mm Hg if diabetic, on one antihypertensive agent at its maximally tolerated dose and with a plasma aldosterone level greater than 7 nanograms per deciliter, or ng/dL, or greater than 6 ng/dL if diabetic. Similar to our ongoing BrigHtn trial, we intend to evaluate three doses levels of CIN-107, 0.5 mg, 1 mg and 2 mg, as compared to placebo. The primary endpoint of our HALO trial is the change in SBP after eight weeks of treatment. The secondary endpoints of our HALO trial are (i) change from baseline in mean seated DBP, (ii) change from baseline in 24-hour urine and serum aldosterone levels and (iii) the percentage of patients achieving a mean seated SBP response below 130 mm Hg, all after 8 weeks of treatment. Background antihypertensive therapy will be discontinued after eight weeks; patients who respond to treatment and achieve the target SBP of 130 mm Hg or below are followed for an additional four weeks while continue taking the same study medication. Patients who do not respond adequately will be offered 2 mg CIN-107 for four weeks. We may choose to conduct other Phase 1 or Phase 2 clinical trials in countries outside of the United States.

Design of Our Phase 2 HALO Clinical Trial

Planned Pivotal Phase 3 Clinical Trials in Hypertension

Based on the results of our ongoing Phase 2 clinical trials, we intend to conduct two pivotal Phase 3 clinical trials of CIN-107 in hypertensive patients whose blood pressure is not controlled on an antihypertensive agent.

The target enrollment for our Phase 3 clinical trials will be based on the number of patients required by the FDA to build an adequately sized safety database for a chronic treatment, which includes 1,500 patients with short-term drug exposure, 300 to 600 patients with at least six months of drug exposure at clinical doses and 100 patients with at least one year of drug exposure at clinical doses. We expect to satisfy these requirements based on the combination of our ongoing Phase 2 clinical trials and our planned Phase 3 pivotal clinical trials of CIN-107. It remains possible that we will need to conduct additional clinical trials or preclinical studies. Following the completion of our Phase 2 clinical trials of CIN-107 in rHTN and uHTN, we plan to request an end-of-Phase 2 meeting with the FDA to discuss our Phase 2 results and the proposed clinical design of our planned Phase 3 clinical trials. We may choose to conduct Phase 3 clinical trials in countries outside of the United States.

CIN-107 for the Treatment of Primary Aldosteronism (PA)

The preclinical and clinical data generated to date for CIN-107 suggests that it could have a beneficial clinical effect in the broader hypertensive population, especially in patients for whom aldosterone plays a more prominent role in the pathogenesis of hypertension. We are exploring the potential of CIN-107 in PA with our Phase 2 spark-PA clinical trial of CIN-107 in patients with PA initiated earlier this year, with topline data expected in                 .

Overview of Primary Aldosteronism

PA is a hormonal disorder that is caused by the autonomous production of aldosterone by the adrenal gland and often leads to hypertension that can be difficult to treat. Although previously considered a rare disease, PA is now understood to be one of the more common causes of secondary hypertension, accounting for 5% to 10% of all hypertensive patients and approximately 20% to 30% of patients with rHTN, or approximately 5 to 11 million individuals in the United States. Compared to primary hypertension, PA causes more end-organ damage and is associated with higher risks of cardiovascular morbidity and mortality, and can result in heart failure or stroke. Therefore, it is now increasingly recognized that it is important to diagnose these patients early in their disease progression. However, PA continues to be underdiagnosed due to the complexity of the current diagnostic guidelines recommended by the Endocrine Society and the inherent variability in plasma aldosterone measurements.

The overall treatment goal in patients with PA is to prevent the morbidity and mortality associated with hypertension, hypokalemia, renal toxicity and cardiovascular damage. In addition to antihypertensive agents, such as ACE inhibitors and ARBs, PA patients are often treated with an MRA agent, such as spironolactone, or in some rare cases, by surgical resection of the adrenal gland. However, MRAs, including spironolactone, are associated with multiple adverse effects, including a variety of anti-androgenic effects.

Clinical Development Plan for PA

Our ongoing spark-PA trial is a randomized, double-blind, placebo-controlled, multicenter, parallel-group, dose-ranging, Phase 2 clinical trial designed to evaluate the safety and efficacy of CIN-107 for the treatment of hypertensive patients with confirmed PA. As shown in the figure below, the enrollment eligibility criteria include a washout period of any RAAS-modifying antihypertensive agents and a confirmed diagnosis of PA through both the measured renin PA ratio and the captopril challenge test. Captopril is an ACE inhibitor that when administered should lead to RAAS-driven aldosterone reduction. However, in patients with autonomous aldosterone secretion, such as those with PA, captopril does not reduce aldosterone levels to the same extent as patients who do not exhibit autonomous aldosterone secretion. Patients will also be required to adhere to a stable antihypertensive regimen of non-RAAS-modifying antihypertensive agents for a period of two weeks prior to randomization. We designed our spark-PA trial as an adaptive design trial to allow flexibility to add additional dose cohorts based on a preliminary safety data review. In the initial portion of the trial, approximately 30 patients will be randomized on a 1:1:1 basis to receive once-daily oral treatment with 4 mg of CIN-107, 6 mg of CIN-107 or placebo for four weeks. After these approximately 30 patients complete four weeks of treatment, we intend to have a DRC conduct a preliminary safety data review to determine the necessary number of patients and, if needed, to add an additional CIN-107 dose cohort for the second part of trial. The primary endpoint is to evaluate the change in baseline SBP as measured by AOBPM after four weeks of treatment with either CIN-107 or placebo. The secondary endpoints of our spark-PA clinical trial are (i) change from baseline in mean seated DBP by AOBPM, (ii) percentage of patients achieving a mean seated BP response below 140/90 mm Hg, (iii) percentage of patients achieving a mean seated BP response below 130/80 mm Hg, (iv) percentage of patients who achieve either a plasma aldosterone concentration of less than 15 ng/dL and a plasma renin activity less than or equal to 0.5 ng/mL/h, or an aldosterone-to-renin ratio of less than 30, and (v) change from baseline in potassium levels, all after 4 weeks of treatment.

Clinical Trial Design of Our Phase 2 spark-PA Clinical Trial

Following the completion of our Phase 2 spark-PA clinical trial, we plan to request an end-of-Phase 2 meeting with the FDA to discuss the regulatory path to approval. Given the high unmet medical need in patients with PA, we will explore the most efficient path to approval of CIN-107 for this patient population. Depending on the data observed in the trial, we intend to submit applications for Fast Track Designation and/or Breakthrough Therapy Designation to the FDA.

CIN-107 for the Treatment of Chronic Kidney Disease

We are also developing CIN-107 to evaluate its utility in ameliorating complications of CKD. Aldosterone plays a significant role in the pathogenesis of CKD through its hypertensive effect and its non-genomic effects, which are known to enhance oxidative stress and promote inflammation and fibrosis. All of these deleterious effects are known to exert pressure on kidney function, especially over the multi-year course of disease progression. Multiple third-party studies and meta-analyses have demonstrated that inhibiting the effect of aldosterone reduces proteinuria, as measured by the level of albumin in the urine, and ultimately delays the progression of CKD. Reductions in systemic aldosterone levels are associated with a blood pressure lowering effect, as well as a direct effect on the progression of CKD. We plan to initiate a Phase 2 clinical trial to evaluate the efficacy and safety of CIN-107 in patients with CKD who have uncontrolled blood pressure in                 .

Overview of CKD

CKD is a condition characterized by a gradual degradation of renal function over time as measured by glomerular filtration rate, or GFR, which measures how much blood the kidneys filter each minute, and by proteinuria levels. According to the CDC, CKD afflicts approximately 15% of the U.S. adult population, or approximately 37 million people. Hypertension, diabetes and glomerulonephritis, or inflammation of the tiny filters in the kidneys, are considered to be the leading contributing factors to the development and progression of CKD. CKD has no cure, and currently available therapeutic options are designed to delay the onset of the more severe manifestations of the disease, most notably kidney failure. Patients with early-stage CKD are recommended to undertake dietary and lifestyle changes in order to improve overall health and reduce renal stress. Given the role of hypertension in CKD, many of the therapeutics prescribed to treat hypertension are also used for the treatment of CKD.

The current treatment paradigm for CKD includes, among others, the use of several classes of aldosterone-targeting agents, including ACE inhibitors, ARBs and MRAs. However, prolonged use of ACE inhibitors and ARBs are associated with aldosterone breakthrough in a significant proportion of patients, leading to enhanced decline in GFR and increased levels of proteinuria, both of which can lead to CKD progression. Furthermore, MRAs cause a compensatory increase in aldosterone levels and patients experience a broad range of adverse effects, including a variety of anti-androgenic effects. Treatment with spironolactone can also lead to potentially harmful increases in potassium. Despite the range of treatments currently available for CKD, these patients continue to experience significant mortality and morbidity and a reduced quality of life.

Preclinical Data

To evaluate the potential of an aldosterone synthase inhibitor, or ASI, in CKD, an in vivo preclinical study was conducted using the ZSF1 rat model, where ZSF1 rats were infused with angiotensin II, or Ang II, which causes an elevation in aldosterone levels. In this study, markers of kidney injury, kidney function and inflammation were compared across four groups of rats: (1) those that received only vehicle and were not subjected to Ang II infusion; (2) those that received the Ang II infusion but no active treatment; (3) those that received the Ang II infusion and were treated with an ASI; and (4) those that received the Ang II infusion and were treated with eplerenone, an approved MRA.

This study demonstrated that following the infusion of Ang II, the markers of kidney injury (urea excretion in 24 hours, growth differentiation factor-15, or GDF-15, and neutrophil gelatinase-associated lipocalin, or NGAL, levels), kidney function (albumin excretion in 24 hours and albumin/creatinine ratio) and inflammatory cytokines (transforming growth factor beta, or TGF-ß, and monocyte chemo-attractant protein-1, or MCP1, levels) all worsened as the rats developed CKD in response to increases in aldosterone levels. However, the administration of both the ASI and eplerenone together with the Ang II infusion ameliorated the worsening of these kidney injury parameters. Importantly, the ASI improved these measures of kidney injury to a greater extent than eplerenone.

We believe the results of this trial will support the further evaluation of CIN-107 in a clinical trial to assess the potential of CIN-107 in delaying the progression of CKD.

CIN-107 Clinical Development Plan for CKD

We are planning to initiate a Phase 2 clinical trial to evaluate the efficacy and safety of CIN-107 in patients with CKD who have uncontrolled blood pressure. The primary objective of this trial will be to assess the impact of CIN-107 in reducing blood pressure and delaying the progression of CKD in these patients.

Manufacturing

We currently rely, and expect to continue to rely for the foreseeable future, on third-party contract manufacturing organizations, or CMOs, to produce CIN-107 for clinical testing. We plan to continue to rely on third-party manufacturers for any future trials and commercialization of CIN-107 and any future product candidates, if approved.

We require all of our CMOs to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. We have assembled a team of experienced employees and external consultants to provide the necessary technical, quality and regulatory oversight over our CMOs and have implemented a comprehensive plan for audits of our CMOs.

We currently do not own or operate any manufacturing facilities. Currently, we have manufacturing and supply agreements with our CMOs for the manufacture of CIN-107, including work related to the synthesis of the active pharmaceutical ingredient, or API, for future use, as well as manufacture of drug product for ongoing and upcoming Phase 1 and/or Phase 2 clinical trials, and in the future, plan to enter into additional agreements with CMOs to support Phase 3 clinical trials and commercial scale production, but we do not have any formal agreements at this time with these CMOs. If needed, we believe we can identify and establish additional CMOs to provide API and finished drug product without significant disruption to our business or clinical development timelines.

Competition

We believe the ability of CIN-107 to selectively inhibit aldosterone synthase without negatively impacting cortisol synthesis with a once-daily oral formulation represents a meaningful competitive advantage in successfully developing a novel and highly effective treatment for hypertension, PA and CKD. However, the biopharmaceutical industry is characterized by the rapid evolution and advancement of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We may face competition from multiple sources, including pharmaceutical, specialty pharmaceutical and existing or emerging biotechnology companies, academic research institutions and governmental agencies and public and private research institutions worldwide. Many of our competitors, either alone or through collaboration, have significantly greater financial resources and expertise in research and development, manufacturing and marketing than we do. These entities may also compete with us in hiring and retaining scientific and management personnel, establishing clinical trial sites, enrolling patients in clinical trials and pursuing strategic collaborations. As a result, our competitors may discover, develop or commercialize products before or more successfully than we do. If CIN-107 does not offer sustainable advantages over competing products, we may not be able to successfully compete against current and future competitors.

In particular, we face competition from companies in the pharmaceutical, biotechnology and other related markets that are pursuing the development of treatments for hypertension, PA and CKD. If approved, we expect CIN-107 to compete with widely available standard-of-care antihypertensive agents, such as ACE inhibitors, ARBs, thiazide diuretics and calcium channel blockers, many of which are available as generic products. In addition, for the treatment of rHTN patients who fail to maintain blood pressure levels of 130/80 mm Hg or less, despite being compliant with at least three antihypertensive agents, of which one is a diuretic, we expect CIN-107 to compete with MRA agents, such as spironolactone, that are typically introduced to patients’ antihypertensive treatment regimens as part of standard-of-care.

In addition to these currently available antihypertensive agents, there are multiple other aldosterone synthase inhibitors in clinical development, such as Mineralys Therapeutics, Inc.’s MLS-101, which has commenced a Phase 2 clinical trial for hypertension, and Damian Pharma AG’s DP13, which completed a Phase 2 trial in PA. CIN-107 may also face competition from product candidates utilizing other mechanisms of action to lower blood pressure, such as: aprocitentan, a dual A & B endothelin receptor antagonist in Phase 3 development by Idorsia Ltd.; firibastat, an aminopeptidase A inhibitor in Phase 3 development by Quantum Genomics; Sas IONIS-AGT-LRx and ALN-AGT, angiotensinogen antisense production inhibitors in Phase 2 and Phase 1 development by Ionis Pharmaceuticals, Inc. and Alnylam Pharmaceuticals, Inc., respectively; and KBP-5074, an MRA in Phase 2 development by Sihuan Pharmaceutical Holdings Group Ltd and KBP BioSciences Co., Ltd.; among others. Some of these product candidates are in development for certain subpopulations that may not overlap with patient populations we are initially targeting with CIN-107.

We could see a reduction in or elimination of our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, more convenient to administer, less expensive or receiving a more favorable label than CIN-107. Our competitors may also obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of CIN-107, if approved, are likely to be efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

License Agreement with Roche

In May 2019, following the closing of the initial tranche of our Series A preferred stock financing, we entered into a license agreement, or the Roche Agreement, with F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche, pursuant to which we obtained an exclusive, worldwide, royalty-bearing license under certain patents and specified know-how owned or controlled by Roche and Roche’s interest in joint patents and covering certain specified small molecule aldosterone synthase inhibitors, or the Roche Technology, to research, develop, register, use, make, import, export, market, distribute, sell (as well as the right to have each of the foregoing done) and otherwise exploit products containing such aldosterone synthase inhibitors, or the Licensed Products, for any and all uses, including the treatment, prevention or diagnosis of any and all diseases and medical conditions in humans and animals. We have the right to sublicense our rights granted or to assign our rights under the Roche Agreement to affiliates, as well as to third parties subject to terms and conditions, provided that any subsequent sublicense granted (a) by an affiliate to a third party to which we assign rights or grant a sublicense or (b) by a third party to which we assign rights or grant a sublicense, is subject to Roche’s prior written consent. Roche is responsible for prosecution and maintenance of the patents included in the Roche Technology, with the Company having a comment right, unless Roche elects to assign responsibility for such activities to us.

We are obligated to use commercially reasonable efforts to develop and commercialize one or more Licensed Products in the United States, the European Union, the United Kingdom, Japan and such other countries as we deem appropriate. We are solely responsible for all non-clinical and clinical development, including regulatory activities, and for all commercialization of Licensed Products, at our expense.

Pursuant to the Roche Agreement, we paid Roche a one-time, upfront non-refundable license fee of $2.0 million and one $1.0 million milestone payment in connection with the completion of the multiple ascending dose Phase 1 clinical trial of CIN-107. If we desire to initiate research and development activities with respect to any additional aldosterone synthase inhibitors that are not specified in the Roche Agreement as of the effective date, but are covered by the patents included in the Roche Technology, such additional compounds are included within our exclusive licenses, but we will be required to negotiate in good faith with Roche to agree upon the financial terms applicable to such additional compounds prior to the initiation of any such activities.

In connection with the Roche Agreement, we also agreed to issue to Roche Finance Ltd. warrants to acquire shares of our common stock, which we refer to collectively as the Roche Warrants. The first Roche Warrant, which was issued in connection with our Series A preferred stock financing, is exercisable for 1,400,000 shares of our common stock. The third Roche Warrant, issued in connection with our Series B preferred stock financing, is exercisable for 386,271 shares of our common stock. The second Roche Warrant, issued in connection with our Series A preferred stock financing, is exercisable for 1,120,476 shares of our common stock. The Roche Warrants are collectively exercisable for 2,906,747 shares of our common stock at an exercise price of $0.01 per share. The Roche Warrants will automatically net exercise in whole for an aggregate of                  shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                 per share, which is the midpoint of the price range listed on the cover page of this prospectus).

We are required to pay Roche up to an aggregate of $41.0 million with respect to the first Licensed Product upon the achievement of certain development and regulatory milestone events, of which we have paid $1.0 million in connection with the completion of the multiple ascending dose Phase 1 clinical trial of CIN-107. Additionally, we are required to pay Roche, on a one-time basis, up to $175.0 million in the aggregate upon the achievement of specified net sales milestones for a Licensed Product. In addition, on a Licensed Product-by-Licensed Product and country-by-country basis, we will be obligated to pay Roche tiered royalties on net sales of Licensed Products at percentages ranging from the mid single-digits to 10%. The royalty rates are subject to specified reductions and offsets for necessary third-party intellectual property rights, expiration of the licensed patents and generic entry, subject to a specified floor for aggregate reductions and offsets. We will be required to pay royalties to Roche under the Roche Agreement commencing on the first commercial sale of the applicable Licensed Product in the applicable country and ending on the later of ten years following first commercial sale, or the expiration of the valid claims of all Roche patents and joint patents covering the use, manufacture, import, offering for sale or sale of such Licensed Product in such country. If we grant one or more sublicenses under the Roche Agreement to a third party and/or effect a change of control of the Company prior to the earlier of the effectiveness of the registration statement of which this prospectus is a part or the closing of a reverse merger, we will be required to pay to Roche a specified percentage of the net proceeds of any such transaction based ranging from percentages starting in the mid-teens and reducing to the very low double digits.

The Roche Agreement will expire, unless earlier terminated by either party, upon expiration of all royalty or other payment obligations under the agreement. Either party has the right to terminate the Roche Agreement for insolvency of the other party or for a material breach that is uncured within a specified number of days of receiving a notice of default. We also have the right to terminate the Roche Agreement without cause in its entirety or on a Licensed Product-by-Licensed Product or country-by country basis at any time by providing six months’ notice of termination to Roche prior to the first commercial sale of a Licensed Product, or nine month’s written notice following the first commercial sale of a Licensed Product. If the Roche Agreement is terminated by Roche for our material breach or insolvency, or terminated by us for convenience, then all rights in the Licensed Products revert to Roche, provided that Roche will be required to pay us a royalty on net sales of Licensed Products and a portion of any sublicensing revenue received by Roche in connection with the grant of a sublicense to develop and commercialize the reverted Licensed Products, in each case at a percentage and for a period determined by the timing of such termination.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States including Australia, Canada, China, Europe, Japan, and Mexico, related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of November 15, 2021, our Roche-licensed patent portfolio includes two issued U.S. patents, 107 issued foreign patents, and 16 pending foreign applications, directed to CIN-107 and its back-up compound, as well as pharmaceutical compositions comprising CIN-107 or the back-up compound, with expected expiry dates not earlier than 2032.

With regard to our hypertension drug candidate, CIN-107, as of November 15, 2021, we are the exclusive licensee of one U.S. patent, 53 foreign patents, and 8 pending foreign patent application. These patent rights relate to our product candidate’s composition of matter and compositions containing it. These patents are expected to expire in 2032, however, a patent term extension may be available.

With regard to our additional hypertension drug candidate, a back-up compound to CIN-107, as of November 15, 2021, we are the exclusive licensee of licensee of one U.S. patent, 54 foreign patents, and 8 pending foreign patent application. These patent rights relate to our product candidate’s composition of matter and compositions containing it. These patents are expected to expire in 2032, however, a patent term extension may be available.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our collaborators and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Risk Factors — Risks Related to Intellectual Property.”

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending New Drug Application, or NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold.

In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

The testing and approval process for an NDA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted. If the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that are designed to treat serious conditions, and if approved, would provide a significant improvement in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Breakthrough therapy designation is for a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, based on their independent medical judgement, may prescribe approved drugs for unapproved indications. However, biopharmaceutical companies may only share truthful and not misleading information that is otherwise consistent with the labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting their promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers, third-party payors, customers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

The federal Anti-Kickback Statute prohibits any person or entity from, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration (including any kickback, bribe, or rebate), directly or indirectly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, which can be enforced by individuals through civil whistleblower or qui tam actions, and the Civil Monetary Penalties Law, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, healthcare clearinghouse and health plans, that create, receive, maintain or transmit individually identifiable health information in connection with providing a service for or on behalf of a covered entity, and their covered subcontractors. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives provided during the previous year.

We may also be subject to analogous state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that require drug manufacturers to report information on the pricing of certain drugs, state and local laws that require the registration of pharmaceutical sales representatives, and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant criminal, civil and administrative penalties including damages, fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs, reporting of payments or transfers of value to healthcare professionals, and additional data privacy and security requirements.

Coverage and Reimbursement

The future commercial success of our, or any of our collaborators’, product candidates, if approved, will depend in part on the extent to which third-party payors, such as governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors, provide coverage of and establish adequate reimbursement levels for our product candidates. Third-party payors generally decide which products they will pay for and establish reimbursement levels for those products. In particular, in the United States, no uniform policy for coverage and reimbursement exists. Private health insurers and other third-party payors often provide coverage and reimbursement for products based on the level at which the government, through the Medicare program, provides coverage and reimbursement for such products, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement can differ significantly from payor to payor.

In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of products, particularly for new and innovative products, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for products. For example, federal and state governments reimburse products at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of products. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of products, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain the FDA approvals. Nonetheless, our product candidates may not be considered medically necessary or cost-effective. Furthermore, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Accordingly, adequate third-party payor reimbursement may not be available to enable us to realize an appropriate return on our investment in product development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our product candidates, if approved, or exclusion of our product candidates from coverage and reimbursement. The cost containment measures that third-party payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates.

Healthcare Reform

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, if approved. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA, became law in March 2010 and substantially changed the way healthcare is financed by both third-party payors. Among other measures that may have an impact on our business, the PPACA establishes an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, the PPACA extends manufacturers’ Medicaid rebate liability, expands eligibility criteria for Medicaid programs, and expands entities eligible for discounts under the Public Health Service Act.

There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Furthermore, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the PPACA will remain in effect in its current form. Further, prior to the United States Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, as amended, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, following passage of subsequent legislation, including the BBA, will continue through 2030 with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health & Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. The Most Favored Nation regulations mandate participation by identified Medicare Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It also possible that governmental action will be taken in response to the COVID-19 pandemic.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our product candidates. For example, in the European Union, we must obtain authorization of a clinical trial application, or CTA, in each member state in which we intend to conduct a clinical trial. Whether or not we obtain FDA approval for a drug, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Employees and Human Capital

As of November 15, 2021, we had 10 full-time employees, 5 of whom were primarily engaged in research and development activities and four of our employees had an M.D. or Ph.D. degree. None of our employees is represented by a labor union and we consider our employee relations to be good.

Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our headquarters is currently located in Boston, Massachusetts and consists of 1,161 square feet of rented office space rented on a monthly basis. In addition, we also lease 221 square feet of office space in Mason, Ohio. We do not have laboratory space. We believe that our facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in other legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors, including their ages, as of November 15, 2021.

Name	Age	Position(s)
Executive Officers

Marc de Garidel	63	Chief Executive Officer and Director

Mary Theresa Coelho, M.B.A.	60	Executive Vice President, Chief Financial Officer and Chief Business Development Officer

Catherine Pearce, M.B.A., D.HSc.	46	Chief Operating Officer

Mason Freeman, M.D.	70	Executive Vice President, Clinical Development

Non-Employee Directors

David Allison, Ph.D.	40	Director

Maina Bhaman, M.B.A.	49	Director

James I. Healy, M.D., Ph.D.	56	Director

Troy Ignelzi	54	Director

Jason Pitts, Ph.D	35	Director

John F. Thero	61	Director

Executive Officers

Marc de Garidel has served as our Chief Executive Officer and a member of our board of directors since July 2021. Prior to being appointed as our Chief Executive Officer, he served as the chief executive officer of AZTherapies, Inc. from September 2020 to April 2021. Mr. de Garidel serves on the board of directors of AZTherapies, Inc. and Claris Biotherapeutics, Inc. Prior to September 2020, Mr. de Garidel served as the chief executive officer of Corvidia Therapeutics, Inc. from January 2018 until their acquisition by Novo Nordisk A/S in August 2020. Mr. de Garidel also served as the chief executive officer of Ipsen SA from November 2010 to July 2016, and has served as the chairman of Ipsen’s board of directors since November 2010. Mr. de Garidel started his career at Eli Lilly pharmaceutical group in 1983, where he held various roles of increasing responsibility before joining Amgen Inc., in 1995 as its chief financial officer in Europe. Mr. de Garidel graduated from the Ecole Spéciale des Travaux Publics and obtained a master of international management at Thunderbird School of Global Management. We believe Mr. de Garidel’s substantial leadership experience in the biotechnology industry qualifies him to serve on our board of directors.

Mary Theresa Coelho, M.B.A., has served as our Executive Vice President, Chief Financial Officer and Chief Business Development Officer since November 2021. Previously, Ms. Coelho served as the executive vice president, chief financial officer and treasurer of BioDelivery Sciences International, Inc. from January 2019 to October 2021 and as chief financial officer and treasurer at Balchem Corporation from October 2017 to October 2018. In addition, she also served as chief operating officer for Diversey, Inc., from September 2017 to October 2017 and held senior finance positions at Diversey Care, a division of Sealed Air Corporation from October 2014 through August 2017, including as chief financial officer and vice president of global commercial excellence. She has served on the board of directors of First Wave BioPharma Inc since August 2021, and currently serves as chair for the audit committee and member of the compensation committee for First Wave BioPharma Inc. Ms. Coelho earned an M.B.A. in finance from Ibmec in Brazil and a B.A. in both economics and international relations, summa cum laude, from the American University School of International Service.

Catherine Pearce, M.B.A., D.HSc., co-founded our company in 2018 and has served as our Chief Operating Officer since May 2019. Previously, Ms. Pearce served as both the chief operating officer of CinRx and the vice president, strategic alliances at Medpace from September 2015 until August 2021. Ms. Pearce also served as the vice president, research and development at Teva Pharmaceutical Industries Ltd. from April 2013 until September 2015. Ms. Pearce has a B.S. and an M.B.A. from Xavier University and a doctorate of health sciences from Nova Southeastern University.

Mason Freeman, M.D., has served as our Executive Vice President, Clinical Development since August 2021, and as a member of our scientific advisory board since June 2019. Dr. Freeman also serves as a venture partner at 5AM Venture Management, LLC, a position he has held since May 2008. In addition, Dr. Freeman serves as the Director of the Massachusetts General Hospital’s Translational Research Center. Previously, Dr. Freeman served as a member of the board of directors of scPharmaceuticals Inc. from July 2018 to December 2020 and Crinetics Pharmaceuticals, Inc. from November 2015 to July 2019. Dr. Freeman holds a B.A. from Harvard College and M.D. from the University of California, San Francisco.

Non-Employee Directors

David Allison, Ph.D., has served as a member of our board of directors since May 2019. Dr. Allison has served as a partner at 5AM Venture Management, LLC since July 2018, and was previously a principal at 5AM Venture Management, LLC from February 2017 to June 2018. Dr. Allison previously served as a principal at Versant Ventures Management, LLC, or Versant Ventures, from April 2014 to August 2016. Prior to Versant Ventures, Dr. Allison worked at Split Rock Partners, LLC as a principal from August 2009 to August 2014, and at PTV Healthcare Capital as a senior associate from 2006 to 2009. Before his venture career, he worked in the diagnostics and drug discovery business unit at SurModics, Inc. in 2004 and was a National Science Foundation Research Fellow at The Cleveland Clinic Foundation’s Heart Valve Laboratory. Dr. Allison currently serves on the boards of directors of Impel NeuroPharma, Inc. and various private companies. Dr. Allison has a Ph.D. in bioengineering from Rice University with a focus in cell biology and extracellular matrix in cardiovascular disease, and a B.S.E in biomedical engineering from the University of Iowa. We believe that Dr. Allison is qualified to serve on our board of directors based on his expertise in corporate governance, financing and financial matters and his extensive investment experience in the health care industry.

Maina Bhaman, M.B.A., has served as a member of our board of directors since May 2019. Ms. Bhaman has been a general partner of Sofinnova Partners SAS, or Sofinnova Partners, since January 2018. Prior to joining Sofinnova Partners, she was director of healthcare investment at Touchstone Innovations LLC (formerly Imperial Innovations) in London from April 2006 to November 2017. Ms. Bhaman is currently on the board of directors of four private biopharmaceutical companies, Catamaran Bio, Inc., ENYO Pharma SA, Myricx Pharma Ltd., Mironid Ltd. Ms. Bhaman has a B.S. from the University of Texas at Austin and an M.B.A. from the Imperial Business School in London. We believe that Ms. Bhaman is qualified to serve on our board of directors based on her experience in the biopharmaceutical industry, including as a long-term healthcare investor.

James I. Healy, M.D., Ph.D., has served as a member of our board of directors since May 2019. Dr. Healy has been a general partner of Sofinnova Investments, Inc., a biotech investment firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals LLC and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Bolt BioTherapeutics, Inc., Ascendis Pharma A/S, Coherus BioSciences, Inc., Karuna Therapeutics, Inc., Natera, Inc., NuCana PLC, ObsEva SA, and Y-mAbs Therapeutics, Inc. and several private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Iterum Therapeutics, plc, Movetis NV and several private companies. In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy has a B.A. in molecular biology and a B.A. in Scandinavian studies from the University of California, Berkeley, and has an M.D. and Ph.D. in immunology from Stanford University School of Medicine. We believe that Dr. Healy is qualified to serve on our board of directors due to his extensive experience in the biopharmaceutical industry, including as a venture capital investor and a member of the boards of directors of other biopharmaceutical companies.

Troy Ignelzi has served as a member of our board of directors since May 2021. Mr. Ignelzi has served as the chief financial officer of Karuna Therapeutics, Inc. since March 2019. Prior to that, Mr. Ignelzi was the chief financial officer of scPharmaceuticals Inc. from March 2016 to February 2019, and provided consulting services to scPharmaceuticals Inc. in February and March 2016. Mr. Ignelzi previously served as chief financial officer and as a member of the executive leadership teams at Juventas Therapeutics Inc., a privately held biotechnology company, from October 2014 to February 2016. From October 2013 to October 2014, Mr. Ignelzi served as Senior Vice President—Operations and Business Development of Pharmalex GmbH. Prior to Pharmalex, Mr. Ignelzi was vice president—business development at Esperion Therapeutics, Inc., a public pharmaceutical company, from January 2009 to September 2013. Mr. Ignelzi is currently on the board of directors of several private companies. Mr. Ignelzi has a B.S. in Accounting from Ferris State University. We believe Mr. Ignelzi’s experience in corporate finance and the biopharmaceutical industry qualifies him to serve on our board of directors.

Jason Pitts, Ph.D., has served as a member of our board of directors since September 2021. Dr. Pitts has served as a Vice President at General Atlantic since March 2021. Dr. Pitts previously was employed by Sofinnova Investments, serving as a principal from June 2019 to January 2021 and an associate from January 2018 to May 2019. Prior to joining Sofinnova Investments, Dr. Pitts worked at McKinsey & Company as an associate from February 2016 to January 2018. Dr. Pitts currently serves on the boards of directors of various private companies. Dr. Pitts received a B.S. in neuroscience from Cornell University and a Ph.D. in neuroscience from Rockefeller University. We believe that Dr. Pitts is qualified to serve on our board of directors based on his expertise in corporate governance, financing and financial matters and his investment experience in the health care industry.

John F. Thero joined our board of directors in May 2021. Mr. Thero has served as the president and chief executive officer of Amarin Corporation plc since 2014 after previously serving as President since November 2010 and initially as its chief financial officer. Mr. Thero also serves on the board of directors of Amarin, and serves on the board of directors of Chiasma, Inc, where he serves on the audit committee. Prior to Amarin, Mr. Thero served as chief financial officer of at ViaCell, Inc., and Abiomed, Inc., where he held multiple positions of increasing responsibility, including serving as its senior vice president of Business Operations and chief financial officer. Mr. Thero began his professional career at Arthur Andersen LLP. Mr. Thero has a B.A. in economics and accounting from The College of the Holy Cross. In 2019, Mr. Thero was awarded EY’s Entrepreneur of the Year for Life Sciences. We believe Mr. Thero’s financial background and his over 20 years’ experience in the life sciences industry qualify him to serve on our board of directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. Our directors were elected to, and currently serve on, the board pursuant to a voting agreement among us and all of our stockholders and voting rights granted by our current amended and restated certificate of incorporation. The voting agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of and , and their terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;

•	Class II, which will consist of and , and their terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and

•	Class III, which will consist of and , and their terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.

Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Director Independence

Applicable Nasdaq rules and regulations, or the Nasdaq Listing Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees, that neither the director nor any of his family members has engaged in various types of business dealings with us and that the director is not associated with the holders of more than 5% of our common stock. In addition, under applicable Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that all of our directors other than                , representing                 of our                 directors, are “independent directors” as defined under applicable Nasdaq Listing Rules. In making such determination, our board of directors considered the current and prior relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

There are no family relationships among any of our directors or executive officers.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Following the completion of this offering, we intend for our audit committee to have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a committee charter. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Upon the completion of this offering, our audit committee will consist of                 , and                 , with                 serving as chair of the audit committee. Our board of directors has determined that each of these individuals meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. Our board of directors has also determined that                 qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The functions of this committee include, among other things:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

We believe that the composition and functioning of our audit committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of                 ,                  and                 , with                  serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq, including the standards specific to members of a compensation committee. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of                ,                and                     , with                serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing and making recommendations to the board of directors with respect to management succession planning;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Effective upon the closing of this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Ethics, applicable to all of our employees, executive officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the full text of the Code of Ethics will be available on our website at www.cincor.com. We intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Global Market concerning any amendments to, or waivers from, any provision of the Code of Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal director compensation policy or pay compensation to any of our non-employee directors. While we did not have a formal director compensation policy, in connection with the appointments of Troy Ignelzi and John Thero to our board of directors in May 2021, we granted each of them a stock option award of 123,502 shares of common stock. We do reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings, attending functions on our behalf and in performance of their duties as directors. No compensation was earned by or paid to our non-employee directors for fiscal year 2020. The compensation of Dr. Isaacsohn as a named executive officer is set forth in the section titled “Executive Compensation.”

We intend to adopt a non-employee director compensation policy prior to the closing of this offering.

EXECUTIVE COMPENSATION

Compensation Overview

The following table shows the total compensation awarded to, earned by, or paid to during the year ended December 31, 2020 to (1) our principal executive officer during fiscal year 2020; and (2) our two next most highly compensated executive officers who earned more than $100,000 during fiscal year 2020 and were serving as executive officers as of December 31, 2020. We refer to these individuals in this prospectus as our named executive officers.

Our named executive officers for 2020 who appear in the Summary Compensation Table are:

•	Jonathan Isaacsohn, M.D., FACC, who served as our Chief Executive Officer during fiscal year 2020 until 2021;

•	Catherine Pearce, M.B.A., D.HSc., who serves as our Chief Operating Officer; and

•	Piyush Patel, Ph.D., who served as our Chief Science Officer until January 2021.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)		All Other Compensation ($)(2)	Total ($)
Jonathan Isaacsohn, M.D., FACC(3)(4)	2020	350,972	(5)	9,750	360,722
Former Chief Executive Officer, Chief Scientific Officer and Director

Catherine Pearce, M.B.A., D.HSc.(6)	2020	187,986	(7)	6,273	194,259
Chief Operating Officer

Piyush Patel, Ph.D.(8)	2020	370,944	(9)	11,400	382,344
Former Chief Science Officer

(1)	Salary amounts represent actual amounts paid during 2020. See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.
(2)	Represents company matching contributions to a 401(k) savings plan.
(3)

Dr. Isaacsohn served as our Chief Executive Officer during fiscal year 2020 until his resignation in July 2021. He was appointed our Chief Scientific Officer in July 2021, and was terminated from that position in November 2021. Dr. Isaacsohn worked on a part-time basis for us (approximately 80%).

(4)	Dr. Isaacsohn was also a member of our board of directors and did not receive any additional compensation in his capacity as a director.
(5)

Dr. Isaacsohn is an officer and an employee of CinRx Pharma, LLC, or CinRx, and as an officer and employee of CinRx also provides services to CinRx or its subsidiaries and receives compensation from CinRx in addition to compensation from us. Of the amounts set forth above, $260,860 was paid to Dr. Isaacsohn by CinRx for services attributed to us pursuant to the terms of the amended and restated management services agreement with CinRx described further in the section titled “Certain Relationships and Related Party Transactions – CinRx Pharma, LLC”.

(6)	Ms. Pearce worked on a part-time basis for us in 2020 (approximately 80%) until August 2021.
(7)

Ms. Pearce was an officer and an employee of CinRx until August 2021, and as an officer and employee of CinRx also provided services to CinRx or its subsidiaries and received compensation from CinRx in addition to compensation from us. Of the amounts set forth above, $138,000 was paid to Ms. Pearce for services attributed to us pursuant to the terms of the amended and restated management services agreement with CinRx described further in the section titled “Certain Relationships and Related Party Transactions – CinRx Pharma, LLC”.

(8)	Dr. Patel resigned from his position as our Chief Science Officer in January 2021.

(9)

Dr. Patel is an officer and an employee of CinRx, and as an officer and employee of CinRx also provides services to CinRx or its subsidiaries and receives compensation from CinRx in addition to compensation from us. Of the amounts set forth above, $174,468 was paid to Dr. Patel for services attributed to us pursuant to the terms of the amended and restated management services agreement with CinRx described further in the section titled “Certain Relationships and Related Party Transactions – CinRx Pharma, LLC”.

Narrative to the Summary Compensation Table

Amended and Restated Management Services Agreement with CinRx Pharma, LLC

In April 2020, we entered into an amended and restated management services agreement, or the Management Services Agreement, with CinRx, pursuant to which CinRx provides us with certain professional services. The Management Services Agreement has a term of two years, and is automatically renewable for successive one-year periods unless terminated. Our named executive officers are officers and employees of CinRx, and as an officer and employee of CinRx also provide services to CinRx or its subsidiaries and receive compensation from CinRx in addition to compensation from us.

Prior to March 2021, we received and paid for services from the individuals who were serving as our executive officers pursuant to the terms of the Management Services Agreement. In May 2021, we entered into formal employment arrangements with certain then serving executives, including Dr. Isaacsohn and Ms. Pearce, effective March 2021. In August 2021, we also entered into an amended and restated employment agreement with Ms. Pearce.

In exchange for services provided to us under the Management Services Agreement, we paid CinRx monthly fees for management services calculated based on costs incurred by CinRx in the provision of services to us, plus a reasonable mark-up. Accordingly, in terms of officer compensation, under the Management Services Agreement, we paid a portion of the executive’s salary as reflected in the respective footnote to the Summary Compensation Table and a portion of the executive’s salary was paid by CinRx. We provided notice to terminate the Management Services Agreement on November 4, 2021. Under the terms of the Master Services Agreement, the termination shall become effective no later than February 2, 2022. See the section titled “Certain Relationships and Related Party Transactions — CinRx Pharma, LLC” elsewhere in this prospectus for more information.

Review of Executive Compensation

Our board of directors reviews compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

In connection with this offering, we have established a compensation committee. After this offering, the compensation committee will review and recommend to the board for approval the compensation and other terms of employment of our chief executive officer, and evaluates the chief executive officer’s performance in light of relevant corporate goals and objectives. Our chief executive officer will discuss his recommendations for all other executives (other than himself) with the compensation committee and the board. Based on those discussions and its discretion, the compensation committee will recommend the compensation of each executive officer to the board, and the board of directors will then approve. We generally do not provide perquisites or personal benefits except in limited circumstances, and we did not provide any perquisites or personal benefits to our named executive officers in 2020.

Annual Base Salary

The annual base salaries of our named executive officers are generally determined, approved and reviewed periodically by our compensation committee in order to compensate our named executive officers for the satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our named executive officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

The following table sets forth the annual base salaries for our chief executive officer and each of our named executive officers for 2020 and 2021.

Name	2020 Base Salary ($)	2021 Base Salary ($)
Marc de Garidel(1)	N/A	500,000
Jonathan Isaacsohn(2)	350,972	480,000
Catherine Pearce(3)	187,986	350,000
Piyush Patel(3)	345,944	N/A

(1)	Mr. de Garidel was appointed as our Chief Executive Officer in July 2021.
(2)

Dr. Isaacsohn was appointed as our Chief Scientific Officer in July 2021 and previously served as our Chief Executive Officer. His salary did not change in connection with his position change. Dr. Isaacsohn worked on a part-time basis for us (approximately 80%) and received an annualized salary of $480,000. He was terminated from his position as our Chief Scientific Officer in November 2021.

(3)

Ms. Pearce worked on a part-time basis for us (approximately 80%) until August 2021 and received an annualized salary of $279,996. Ms. Pearce’s annualized salary increased to $350,000 in connection with the entry into her amended and restated employment agreement in August 2021.

(4)	Dr. Patel resigned from his position as our Chief Science Officer in January 2021.

Non-Equity Incentive Plan Compensation

During fiscal year 2020, we did not have a formal bonus incentive program and our executive officers did not receive any bonus payments from us or CinRX.

As discussed further below, we entered into an amended and restated employment agreement with Ms. Pearce in August 2021. In accordance with the terms of her employment agreement, our board, in its sole discretion, may establish a discretionary annual bonus award for Ms. Pearce, which may be expressed as a percentage of her average annual base salary for the applicable performance period or a fixed dollar amount or such other amount or based on such other formula or factors as the board may determine in its sole discretion. Our employment arrangement with Mr. de Garidel sets his annual target bonus opportunity as an annual percentage of his gross base salary. In connection with this offering, the board will approve bonus targets for our chief executive officer and named executive officers that will become effective upon the effective date of the registration statement of which this prospectus forms a part.

The following table sets forth the 2021 bonus target percentage for our chief executive officer and each of our named executive officers for 2021.

Name	2021 Bonus Target (%)
Marc de Garidel	(1)
Jonathan Isaacsohn, M.D., FACC	(2)
Catherine Pearce	(1)
Piyush Patel	N/A	(3)

(1)	The bonus targets will be approved by the board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)

Dr. Isaacsohn resigned from his position as our Chief Executive Officer and was appointed as our Chief Scientific Officer in July 2021. He was terminated from his position as our Chief Scientific Officer in November 2021.

(3)	Dr. Patel resigned from his position as our Chief Science Officer in January 2021.

Equity-Based Incentive Awards

Our equity-based incentive awards granted to our named executive officers are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. As of the date of this prospectus, stock option awards were the only form of equity awards we have granted to any of our executive officers.

We have historically used stock options as an incentive for long-term compensation to our executive officers because the stock options allow our executive officers to profit from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. Vesting of equity awards is generally tied to each officer’s continuous service with us and serves as an additional retention measure. We may grant equity awards at such times as our board of directors or compensation committee determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option award in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to our 2019 Stock Option Plan, or the 2019 Plan. Following this offering, we will grant equity incentive awards under the terms of the 2022 Equity Incentive Plan, or the 2022 Plan. The terms of our equity plans are described below under “— Equity Incentive Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “— Outstanding Equity Awards at Fiscal Year-End.”

Health and Welfare Benefit; Retirement Benefits

These payments and benefits discussed above are in addition to eligibility to participate in benefits available generally to salaried employees, subject to the satisfaction of certain eligibility requirements. These health and welfare benefits include medical and dental benefits, life insurance benefits and short- and long-term disability insurance, and are not generally described.

Perquisites and Other Personal Benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our named executive officers except as generally made available to all our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During fiscal year 2020, none of our named executive officers received perquisites or other personal benefits except as generally made available to all our employees.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2020, there were no outstanding equity awards granted to our named executive officers.

March 2021 and May 2021 Equity Grants

Subsequent to December 31, 2020, our board of directors approved the following grants of options under our 2019 Plan to our chief executive officer and our named executive officers.

Name and Principal Position	Grant Date	Vesting Commencement Date	Number of Securities Underlying Option Award (#)		Option Exercise Price ($)(1)	Option Expiration Date
Marc de Garidel	6/18/2021	5/5/2021	2,470,044		1.71	5/5/2031
Jonathan Isaacsohn	3/14/2021	3/7/2021	1,750,743	(2)	0.75	3/14/2031
Catherine Pearce	3/14/2021	3/7/2021	817,014	(2)	0.75	3/14/2031
Piyush Patel	N/A	N/A	N/A		N/A	N/A

(1)

All of the option awards listed in the table were granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award, as determined in good faith by our board of directors.

(2)

Fifty percent of the common stock subject to this award vested immediately on the vesting commencement date, and the remaining shares vested in 36 equal monthly installments thereafter, subject to the officer’s continued service through each vesting date. 680,845 shares of the common stock subject to this award were forfeited upon Dr. Isaacsohn’s termination in November 2021.

On and after this offering, we may, on an annual basis or otherwise, grant additional equity awards to our executive officers pursuant to our 2022 Plan, the terms of which are described below under “—Equity Incentive Plans—2022 Equity Incentive Plan.”

Employment Arrangements with Our Named Executive Officers

We have entered into employment agreements with Mr. de Garidel and Ms. Pearce. The agreements generally provide for employment without any specific term and set forth the executive officer’s base salary, bonus eligibility, eligibility for employee benefits and certain confidentiality, non-solicitation and non-competition provisions. Except as described in Mr. de Garidel’s employment agreement below, we do not currently provide any severance, change in control or retention benefits.

Marc de Garidel. We entered into an employment agreement with Mr. de Garidel in May 2021, effective upon the commencement of Mr. de Garidel’s employment in July 2021, in connection with his appointment as our Chief Executive Officer. Pursuant to his employment agreement, Mr. de Garidel is entitled to an annual base salary of $500,000 and is eligible to receive an annual bonus up to 40% of his then-current base salary determined in the discretion of our board of directors. As contemplated by his employment agreement, on May 5, 2021, we granted Mr. de Garidel an option to acquire 2,470,044 shares of our common stock pursuant to the 2019 Plan, with an exercise price of $1.71. Twenty-five percent of the award will vest upon the one-year anniversary of the grant, with the remaining shares of the award vesting in equal installments each month over the following 36 months such that it will be vested in full on the fourth-year anniversary, subject to Mr. de Garidel’s continuous service through such vesting dates.

In addition, Mr. de Garidel is eligible to receive a “true-up grant” following certain preferred stock financing events to acquire such number of shares of our common stock that would bring his ownership of the Company to an amount equal to no less than 5% of the Company’s post-financing fully diluted equity, with an exercise price equal to the fair market value as of the date of the grant, as determined in the discretion of our board of directors. Twenty-five percent of the award will vest upon the one-year anniversary of the earlier of the date of the closing of the financing or three months after the effective date of the employment agreement, with the remaining shares of the award vesting in equal installments each month over the following 36 months such that it will be vested in full on the fourth-year anniversary, subject to Mr. de Garidel’s continuous service through such vesting dates.

In the event Mr. de Garidel’s employment is terminated by us without cause or by Mr. de Garidel for good reason, he is entitled to severance equal to twelve months of his then-current base salary, payable in accordance with our normal payroll procedures. Mr. de Garidel will also be entitled to receive a pro-rated portion of his annual bonus payable in a lump sum on the later of the date that annual performance bonuses are normally paid to other executives or the execution and non-revocation of a general release of claims. We will also continue to pay for continued coverage for Mr. de Garidel under COBRA until the earlier of twelve months following the termination date, the date when Mr. de Garidel becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment, or the date he ceases to be eligible for COBRA. Such severance obligations are contingent upon Mr. de Garidel’s timely execution and non-revocation of a general release of claims. Lastly, the unvested portion of all time-based equity awards outstanding on the date of termination that would have vested over the twelve-month period following termination will be automatically vested and exercisable as of the date of termination.

Furthermore, in the event Mr. de Garidel’s employment is terminated by us without cause or by Mr. de Garidel for good reason within 3 months prior to or 12 months following a change in control, he will be entitled to the foregoing severance obligations and all vesting and exercisability of all outstanding equity awards held by Mr. de Garidel will immediately be accelerated in full.

Catherine Pearce, M.B.A., D.HSc. We entered into an amended and restated employment agreement with Ms. Pearce in August 2021 in connection with her appointment as our Chief Operating Officer and Co-Founder. Pursuant to her amended and restated employment agreement, Ms. Pearce is entitled to an annual base salary of $350,000 and is eligible to receive an annual bonus determined in the discretion of our board of directors. As contemplated by her employment agreement entered into in May 2021, effective March 7, 2021, on March 14, 2021, we granted Ms. Pearce an option to acquire 817,014 shares of our common stock pursuant to the 2019 Plan, with an exercise price of $0.75. Fifty percent of the award vested immediately upon grant, with the remaining shares of the award vesting monthly over the following 36 months such that it will be vested in full on the third-year anniversary, subject to Ms. Pearce’s continuous service through such vesting dates.

Equity Incentive Plans

2019 Stock Option Plan

Our 2019 Stock Option Plan, or the 2019 Plan, was originally adopted by our board of directors and approved by our stockholders on May 6, 2019. No additional awards may be granted under the 2019 Plan, however, outstanding awards continue in full effect in accordance with their existing terms.

Awards. Our 2019 Plan provides for the grant of incentive stock options, or ISOs, to employees, and for the grant of nonstatutory stock options, or NSOs to employees, directors, advisors, and consultants of the company or its subsidiaries.

Share Reserve. 11,742,926 shares of common stock were reserved for issuance under our 2019 Plan. As of September 30, 2021, options to purchase 5,057,647 shares of common stock, at exercise prices ranging from $0.21 to $1.71 per share, or a weighted average exercise price of $1.34 per share, were outstanding under our 2019 Plan. Shares subject to awards granted under our 2019 Plan that are cancelled, forfeited, settled in cash, used to pay withholding obligations, pay the exercise price of an option, or that expire by their terms at any time will again be available for grant and issuance in connection with other awards.

Plan Administration. The 2019 Plan is administered by our board of directors, or a duly authorized committee of its board of directors and is referred to as the “plan administrator” herein.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. Each grant will specify an option price, provided that the option price generally cannot be less than

100% of the fair market value of a share on the date of grant. The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, any option held by the optionholder will terminate immediately.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure. The board provides for adjustments in the option price and in the number or kind of shares or other securities covered by outstanding options, as the board in its sole discretion determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that would otherwise result from any (a) stock dividend, stock split, combination of shares, recapitalization or other changes in the capital structure of the company, (b) merger, consolidation, separation, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase stock, or (c) other corporate transaction or event having an effect similar to any of the foregoing.

Change in Control. In the event of a change in control, as defined under our 2019 Plan, the board may, in its sole discretion, and without the consent of any participant, take one or more of the following actions:

•	Cause any or all outstanding options to become vested and immediately exercisable, in whole or in part;

•	Cause any or all outstanding unvested options to be cancelled without consideration therefore;

•	Cancel any option in exchange for a substitute option; or

•

Cancel any option in exchange for cash and/or other substitute consideration with a value equal to (a) the number of shares subject to the option, multiplied by (b) the difference, if any, between the fair market value per share on the date of the change in control and the exercise price of that option; provided, that if the fair market value per share on the date of the change in control does not exceed the exercise price of any such option, the board may cancel that option without payment of consideration.

Under our 2019 Plan, a change in control means a “deemed liquidation event” as defined in our certificate of incorporation, or if this term is not defined therein, it will mean: (i) a sale of all of the outstanding equity interests of the company to an unrelated person or entity; (ii) the sale of all or substantially all of the assets of the company on a consolidated basis to an unrelated person or entity; (iii) a merger, reorganization, or consolidation after which the holders of the voting stock of the company immediately prior to such transaction (and their related persons or entities) own less than 50% of the outstanding voting power of the surviving or resulting entity immediately upon completion of such transaction; or (iv) the dissolution or liquidation of the company.

Transferability. A participant may not transfer options under our 2019 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2019 Plan.

Plan Amendment or Termination. Our board has the authority to amend our 2019 Plan in whole or in part. No option may be granted pursuant to the 2019 Plan more than 10 years after the earlier of the date on which the 2019 Plan was first approved by the stockholders or was adopted by the board.

2022 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2022 Equity Incentive Plan, or the 2022 Plan, in                , 2022. Our 2022 Plan provides for the grant of incentive stock options, or ISOs, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2022 Plan is a successor to the 2019 Plan, and will become effective on the execution of the underwriting agreement related to this offering.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will be                shares, which is the sum of (i)                new shares; plus (ii)                the number of shares that remain available for issuance under the 2019 Plan at the time our 2022 Plan becomes effective; and (iii) any shares subject to outstanding stock options or other stock awards that were granted under the 2019 Plan that are forfeited, terminate, expire or are otherwise not issued. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 and continuing through January 1, 2032, in an amount equal to                 % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2022 Plan is                .

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2022 Plan. Additionally, shares become available for future grant under our 2022 Plan if they were issued under stock awards under our 2022 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any; the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2022 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2022 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $                 in total value, or in the event such non-employee director is first appointed or elected to the board during such annual period, $                 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under our 2022 Plan, awards granted under our 2022 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under our 2022 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2022 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the stockholders or the board of directors of a plan of complete dissolution or liquidation of the company, or the occurrence of a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (5) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2022 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2022 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2022 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2022 Employee Stock Purchase Plan, or the ESPP, in                , 2022. The ESPP will become effective on the execution of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The ESPP

will initially provide participating employees with the opportunity to purchase up to an aggregate of                 shares of our common stock. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, starting on January 1, 2023 and continuing through January 1, 2032, by the lesser of (i)                % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase; and (ii) shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to    % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

We have entered into indemnification agreements with each of our directors and expect to enter into indemnification agreements with each of our executive officers prior to the closing of this offering. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception in March 2018 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our voting securities, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements that are described under “Management—Non-Employee Director Compensation” and “Executive Compensation.”

Private Placements of Our Securities

Series A Preferred Stock Financing

In May 2019, we entered into a stock purchase agreement with certain investors, including beneficial owners of greater than 5% of our capital stock, members of our board of directors and affiliates of members of our board of directors, pursuant to which we issued and sold to such investors an aggregate of 35,714,282 shares of our Series A preferred stock at a purchase price of $1.40 per share for aggregate gross proceeds of $50.0 million.

The table below sets forth the aggregate number of shares of Series A preferred stock issued to our related parties in this financing:

Name	Series A Preferred Stock (#)	Aggregate Purchase Price ($)
Sofinnova Venture Partners X, L.P.(1)	13,571,428	$18,999,999
Sofinnova Capital IX(2)	9,999,999	$13,999,999
5AM Ventures VI, L.P.(3)	9,999,999	$13,999,999
CinRx Pharma, LLC(4)	2,142,856	$2,999,998

(1)

James Healy, a member of our board of directors at the time of the second tranche of the Series A preferred stock financing, is affiliated with Sofinnova Venture Partners X, L.P., which became a holder of more than 5% of our capital stock in connection with the Series A preferred stock financing.

(2)

Maina Bhaman, a member of our board of directors at the time of the second tranche of the Series A preferred stock financing, is affiliated with Sofinnova Capital IX, which became a holder of more than 5% of our capital stock in connection with the Series A preferred stock financing.

(3)

David Allison, a member of our board of directors at the time of the second tranche of the Series A preferred stock financing, is affiliated with 5AM Ventures VI, L.P., which became a holder of more than 5% of our capital stock in connection with the Series A preferred stock financing.

(4)

Jonathan Isaacsohn, M.D., a member of our board of directors and our Chief Executive Officer at the time of Series A preferred stock financing, and August J. Troendle, M.D., M.B.A., a member of our board of directors at the time of Series A preferred stock financing, are affiliated with CinRx Pharma, LLC, a holder of more than 5% of our capital stock at the time of the Series A preferred stock financing.

Series B Preferred Stock Financing

In September 2021 and October 2021, we entered into a preferred stock purchase agreement, or the Series B Purchase Agreement, with certain investors, including beneficial owners of greater than 5% of our capital stock, members of our board of directors and affiliates of members of our board of directors, pursuant to which we issued and sold to such investors an aggregate of 35,716,249 shares of our Series B preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of $142.9 million.

The table below sets forth the aggregate number of shares of Series B preferred stock issued to our related parties in this financing:

Name	Series B Preferred Stock (#)	Aggregate Purchase Price ($)
General Atlantic (CIN), L.P.(1)	8,250,000	$33,000,000
Sofinnova Venture Partners X, L.P.(2)	4,275,000	$17,100,000
Sofinnova Capital IX(3)	3,150,000	$12,600,000
Entities affiliated with 5AM Ventures VI, L.P.(4)	3,150,000	$12,600,000
CinRx Pharma, LLC(5)	2,013,749	$8,054,996

(1)

Jason Pitts, who became a member of our board of directors at the time of the Series B preferred stock financing, is affiliated with General Atlantic (CIN), L.P., which became a holder of more than 5% of our capital stock in connection with the Series B preferred stock financing.

(2)

James Healy, a member of our board of directors at the time of the Series B preferred stock financing, is affiliated with Sofinnova Venture Partners X, L.P., a holder of more than 5% of our capital stock at the time of the Series B preferred stock financing.

(3)

Maina Bhaman, a member of our board of directors at the time of the Series B preferred stock financing, is affiliated with Sofinnova Capital IX, a holder of more than 5% of our capital stock at the time of the Series B preferred stock financing.

(4)

David Allison, a member of our board of directors at the time of the Series B preferred stock financing, is affiliated with 5AM Ventures VI, L.P., a holder of more than 5% of our capital stock at the time of the Series B preferred stock financing.

(5)

Jonathan Isaacsohn, M.D., a member of our board of directors and Chief Scientific Officer at the time of the Series B preferred stock financing, and August J. Troendle, M.D., M.B.A., a member of our board of directors at the time of Series B preferred stock financing, are affiliated with CinRx Pharma, LLC, a holder of more than 5% of our capital stock at the time of the Series B preferred stock financing.

In connection with our Series B preferred stock financing, we agreed to indemnify new purchasers of our capital stock, along with Mr. Pitts, from any losses, liabilities, claims, damages, or expenses (including attorneys’ fees) incurred in connection with investigating, defending, or participating in any legal action or proceeding by reason of their payment under the Series B Purchase Agreement or other related events. Additionally, we also agreed to indemnify Mr. Pitts and General Atlantic (CIN), L.P. against any claims arising from Mr. Pitts’ status as a member of our board of directors, agent or fiduciary.

Investors’ Rights, Voting and Right of First Refusal Agreements

In connection with the sales of preferred stock described above, we entered into an amended and restated investors’ rights agreement, an amended and restated voting agreement and an amended and restated right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal, among other things, with the holders of our preferred stock. These agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investors’ rights agreement, as more fully described in the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

CinRx Pharma, LLC

We were incorporated in March 2018 as a subsidiary of CinRx Pharma, LLC, or CinRx, and spun out as an independent company in May 2019 after the closing of our Series A preferred stock financing and the execution of our in-licensing transaction with Roche.

During December 31, 2019 and 2020, we recorded business management fees totaling $0.8 million and $1.6 million, respectively, of which $173,000 and $99,000 are included in general and administrative expenses on our statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020, respectively. Prior to May 2019, we did not incur any business management fees pursuant to the Management Services Agreement.

Amended and Restated Management Services Agreement with CinRx Pharma, LLC

On April 16, 2020, we entered into an amended and restated management services agreement, or the Management Services Agreement, with CinRx, pursuant to which CinRx provides us with certain professional, management and consulting services. Services were performed on a task order basis, whereby the specific services and fees to be provided for each project under the Management Services Agreement were separately specified in a written task order on terms mutually acceptable to the parties. The Management Services Agreement had an initial two-year term, which automatically renewed for additional one-year terms unless ether party provided written notice of termination. We provided notice to terminate the Management Services Agreement on November 4, 2021. Under the terms of the Master Services Agreement, the termination shall become effective no later than February 2, 2022. For further information on our termination of the Management Services Agreement, please see “Risk Factors—Risks Related to Our Dependence on Third Parties—We terminated our Management Services Agreement with CinRx, a related party we have relied on to provide us with services since our inception, and we may not be able to effectively replace those services.” elsewhere in this prospectus.

Medpace Holdings, Inc.

August J. Troendle, M.D., M.B.A., a former member of our board of directors, is the president, chief executive officer and chairman of the board of directors of Medpace Holdings, Inc., or Medpace, and Jonathan Isaacsohn, M.D., FACC, our former Chief Executive Officer, former Chief Scientific Officer and former member of our board of directors, is an officer of Medpace.

Master Services Agreement with Medpace

On January 1, 2018, we entered into a Master Services Agreement with Medpace, or the Medpace Agreement, pursuant to which Medpace provides us with certain clinical trial related services. Services are performed on a task order basis, whereby the specific services and fees to be provided for each project under the Medpace Agreement are separately specified in a written task order on terms mutually acceptable to the parties. We may terminate any task order without cause immediately upon giving Medpace notice of such termination. As of December 31, 2018, 2019 and 2020, $0, $0.5 million and $12.8 million, respectively, of these fees are included in research and development expenses on our statements of operations and comprehensive loss.

Transactions with Roche

License Agreement

In May 2019, following the closing of the initial tranche of our Series A preferred stock financing, we entered into a license agreement, or the Roche Agreement, with F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc., whom we collectively refer to in this prospectus as Roche, pursuant to which we obtained an exclusive, worldwide, royalty-bearing license under certain patents and specified know-how owned or controlled by Roche and Roche’s interest in joint patents and covering certain specified small molecule aldosterone synthase inhibitors to research, develop, register, use, make, import, export, market, distribute, sell and otherwise exploit products containing such aldosterone synthase inhibitors, as more fully described in the section of this prospectus titled “Business—License Agreement with Roche.”

Warrants

In connection with the Roche Agreement, we also agreed to issue to an affiliate of Roche warrants to acquire shares of our common stock, which we refer to collectively as the Roche Warrants. The first Roche Warrant, which was issued in connection with our Series A preferred stock financing, is exercisable for 1,400,000 shares of our common stock. The second Roche Warrant, issued in connection with our Series A preferred stock financing, is exercisable for 1,120,476 shares of our common stock. The third Roche Warrant, issued in connection with our Series B preferred stock financing, is exercisable for 386,271 shares of our common stock. The Roche Warrants are collectively exercisable for 2,906,747 shares of our common stock at an exercise price of $0.01 per share. The Roche Warrants will automatically net exercise in whole immediately prior to the effectiveness of this registration statement for an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus).

Employment Arrangements

We have entered into employment agreements with our executive officers. For more information regarding these agreements with our named executive officers, see the sections titled “Executive Compensation—Agreements with our Named Executive Officers” and “Management.”

Executive and Director Compensation

We have granted options to certain of our executive officers and directors. See the sections titled “Management—Non-Employee Director Compensation” and “Executive Compensation” for a description of these equity awards.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

In addition, we have entered into indemnification agreements with each of our directors, and we expect to enter into indemnification agreements with each of our executive officers prior to the closing of this offering. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we have adopted a written related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. This policy became effective upon the effectiveness of the registration statement of which this prospectus is a part. For purposes of this policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A “related person” is any executive officer, director, nominee to become a director or a holder of more than 5% of our share capital, or any affiliate or member of the immediate family of the foregoing.

Under the policy, where a transaction has been identified as a related-person transaction, management will be required to present information regarding the proposed related-person transaction to our audit committee or, where review by our audit committee would be inappropriate due to a conflict of interest, to another independent body of our board of directors, for review. The presentation will need to include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties under the same or similar circumstances.

All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 77,501,182 shares of common stock outstanding as of November 15, 2021, after giving effect to the conversion of all of our preferred stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of November 15, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is c/o CinCor Pharma, Inc., 200 Clarendon Street, 6th Floor, Boston, Massachusetts 02116.

Except as indicated by the footnotes below, we believe, based on information furnished to us, that each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Sofinnova Venture Partners X, L.P.(1)	17,846,428	23.0%	%
Sofinnova Capital IX(2)	13,149,999	17.0%	%
Entities affiliated with 5AM Ventures VI, L.P.(3)	13,149,999	17.0%	%
CinRx Pharma, LLC(4)	8,406,605	10.8%	%
General Atlantic (CIN), L.P.(5)	8,250,000	10.6%	%
Named Executive Officers and Directors
Marc de Garidel	—	—	—
Mary Theresa Coelho, M.B.A.	—	—	—
Mason Freeman, M.D.(6)	85,505	*	*
Catherine Pearce, M.B.A., D.HSc.(7)	521,981	*	*
David Allison, Ph.D.	—	—	—
James I. Healy, M.D., Ph.D.(8)	17,846,428	23.0%	%
John F. Thero	—	—	—
Maina Bhaman, M.B.A.	—	—	—
Troy Ignelzi	—	—	—
Jason Pitts, Ph.D.	—	—	—
All current executive officers and directors as a group (10 persons)	18,453,914	23.8%	%

*	Represents beneficial ownership of less than one percent.

(1)

Consists of (a) 13,571,428 shares of common stock issuable upon conversion of Series A preferred stock and (b) 4,275,000 shares of common stock issuable upon conversion of Series B preferred stock. James Healy, a member of our board of directors, and Maha Katabi are the managing members of Sofinnova Management X, L.L.C., or SM X, the general partner of Sofinnova Venture Partners X, L.P., or SVP X, and may be deemed to have shared voting and investment control over the shares held by SVP X. Each of such individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Sofinnova Venture Partners X, L.P. is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Building 4-Suite 250, Menlo Park, California 94025.

(2)

Consists of (a) 9,999,999 shares of common stock issuable upon conversion of Series A preferred stock and (b) 3,150,000 shares of common stock issuable upon conversion of Series B preferred stock. Sofinnova Partners SAS, or Sofinnova Partners, is the management company of Sofinnova Capital IX, or SC IX. Each of Antoine Papiernik, Denis Lucquin, Monique Saulnier, Graziano Seghezzi and Henrijette Richter is a managing partner of Sofinnova Partners and may be deemed to have shared voting and investment control over the shares held by SC IX. Each of such individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Sofinnova Capital IX is 7 Boulevard Haussmann 75009 Paris, France.

(3)

Consists of (a) 9,999,999 shares of common stock issuable upon conversion of Series A preferred stock and 2,525,000 shares of common stock issuable upon conversion of Series B preferred stock held by 5AM Ventures VI, L.P., or 5AM Ventures VI, and (b) 625,000 shares of common stock common stock issuable upon conversion of Series B preferred stock held by 5AM Opportunities I, L.P., or 5AM Opportunities I.

David Allison, a member of our board of directors, is also a partner at 5AM Venture Management, LLC and has no voting or dispositive power over the shares held by 5AM Ventures VI or 5AM Opportunities I.

Andrew Schwab and Dr. Kush Parmar are the managing members of 5AM Partners VI, LLC, or 5AM Partners, the general partner of 5AM Ventures VI and may be deemed to have shared voting and investment control over the shares held by 5AM Ventures VI.

Andrew Schwab and Dr. Kush Parmar are the managing members of 5AM Opportunities I (GP), LLC, or 5AM Opportunities, the general partner of 5AM Opportunities I and may be deemed to have shared voting and investment control over the shares held by 5AM Opportunities I.

The address for all entities and individuals referenced in this footnote is 501 2nd Street, Suite 350, San Francisco, California 94107.

(4)

Consists of (a) 4,250,000 shares of common stock, (b) 2,142,856 shares of common stock issuable upon conversion of Series A preferred stock and (c) 2,013,749 shares of common stock issuable upon conversion of Series B preferred stock. Each of Jon Isaacsohn, August Troendle, Jesse Geiger and Steve Ewald is a member of the Board of Managers of CinRx Pharma, LLC, or CinRx, and may be deemed to have shared voting and investment control over the shares held by CinRx. Each of such individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of CinRx Pharma, LLC is 5375 Medpace Way Cincinnati, OH 45227.

(5)

Consists of 8,250,000 shares of common stock issuable upon conversion of Series B preferred stock. General Atlantic (SPV) GP, LLC, or GA LLC, is the general partner of General Atlantic (CIN), L.P., or GA CIN. GA CIN is ultimately controlled by the management committee of GASC MGP, LLC, or the GA Management Committee, of which is comprised of 9 members. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent he or she has a pecuniary interest therein. Jason Pitts, a member of our board of directors, is also a vice president of General Atlantic and disclaims ownership of all such shares except to the extent he has a pecuniary interest therein, The address of General Atlantic (CIN), L.P. is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, New York 10055.

(6)	Consists of 85,505 shares of common stock issuable upon the exercise of options within 60 days of November 15, 2021.
(7)	Consists of 442,549 shares of common stock and 79,432 shares of common stock issuable upon the exercise of options within 60 days of November 15, 2021

(8)

Consists of (a) 13,571,428 shares of common stock issuable upon conversion of Series A preferred stock and (b) 4,275,000 shares of common stock issuable upon conversion of Series B preferred stock held by SVP X. James Healy, a member of our board of directors, is a managing member of SM X, the general partner of SVP X, and may be deemed to have shared voting and investment control over the shares held by SVP X.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect following the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                shares of common stock, $0.00001 par value per share, and                shares of preferred stock, $0.00001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of September 30, 2021, we had outstanding 6,046,335 shares of common stock, held by five stockholders of record. As of September 30, 2021, after giving effect to the conversion of all of the outstanding shares of our preferred stock, there would have been 75,463,117 shares of common stock issued and outstanding, held by 26 stockholders of record.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of September 30, 2021, there were 35,714,282 shares of our Series A preferred stock outstanding and 33,702,500 shares of our Series B preferred stock outstanding. All currently outstanding shares of preferred stock will be converted into an aggregate of 69,416,782 shares of common stock upon the closing of this offering.

Following the closing of this offering, our board of directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock following the completion of this offering.

Options

As of September 30, 2021, there were options to purchase 5,057,647 shares of common stock outstanding. For additional information regarding the terms of our 2022 Plan, see “Executive Compensation—Equity Incentive Plans.”

Warrant

In May 2019, in connection with our entry into a license agreement with Roche, we also agreed to issue the Roche Warrants. The first Roche Warrant, which was issued in connection with our Series A preferred stock financing, is exercisable for 1,400,000 shares of our common stock. The second Roche Warrant, issued in connection with our Series A preferred stock financing, is exercisable for 1,120,476 shares of our common stock. The third Roche Warrant, issued in connection with our Series B preferred stock financing, is exercisable for 386,271 shares of our common stock. The Roche Warrants are collectively exercisable for 2,906,747 shares of our common stock at an exercise price of $0.01 per share. The Roche Warrants will automatically net exercise in whole for an aggregate of                shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus).

Registration Rights

We, the holders of our existing preferred stock and certain holders of our existing common stock have entered into an amended and restated investors’ rights agreement. The registration rights provisions of this agreement provide those holders with demand, piggyback and Form S-3 registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our preferred stock in connection with our initial public offering. These shares are collectively referred to herein as registrable securities.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of a majority of registrable securities then outstanding have the right to demand that we file a registration statement covering at least 10% of the registrable securities then outstanding. We are obligated to effect at most two registrations in response to these demand registration rights. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request.

Piggyback Registration Rights

If we propose to register any of our common stock under the Securities Act either for our own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances, and do not apply to a registration relating to any equity incentive plan, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or a registration related to common stock issued upon conversion of debt securities.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, the holders of at least 20% of the registrable securities then outstanding will be entitled to request to have such shares registered by us on a Form S-3 registration statement. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price, net of certain selling expenses, is at least $1.0 million. Upon receipt of this request, the holders of registrable securities will each be entitled to participate in this registration. We will not be required to effect such a registration if, within the preceding twelve month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses of Registration

We are required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders, relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations. We are not required to pay registration expenses if a demand registration request is withdrawn at the request of the holders of a majority of registrable securities then outstanding, unless holders of a majority of the registrable securities agree to forfeit their right to one demand registration.

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Termination of Registration Rights

The registration rights granted under the amended and restated investors’ rights agreement will terminate with respect to any particular stockholder upon the earlier of (i) the closing of a deemed liquidation event, as defined in our certificate of incorporation; (ii) with respect to each stockholder, at such time such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration; and (iii) the third anniversary of the closing of this offering.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Under our restated certificate of incorporation and amended and restated bylaws our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our Chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

As described in “—Preferred Stock” above, our restated certificate will give our board of directors the authority, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                . The transfer agent’s address is                .

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “CINC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2021, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                  shares of common stock will be outstanding, assuming no outstanding options are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                  shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	none of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•

                restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after the completion of this offering based on the number of shares outstanding as of September 30, 2021; or

•

the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity plans. We expect to file the registration statement covering shares offered pursuant to our stock plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Lock-Up Agreements

We, our executive officers and directors and substantially all of the holders of our common stock outstanding on the date of this prospectus have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C. for a period of 180 days from the date of this prospectus.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into an agreement with the holders of our preferred stock that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any registrable securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of                  shares of our common stock, including common stock issuable upon the conversion of our preferred stock, or their transferees, will be entitled to specified rights with respect to the registration of their registrable shares under the Securities Act, subject to certain limitations and the expiration, waiver or termination of the lock-up agreements. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and does not address any U.S. federal non-income tax consequences such as estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings, and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock offered by this prospectus and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•

partnerships or other entities or arrangements treated as partnerships, pass-throughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other pass-through entities (including hybrid entities);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers or dealers in securities;

•	persons who have elected to mark securities to market;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding, and Sections 1471 through 1474 of the Code, or FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the applicable withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States, if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market as defined by applicable Treasury Regulations.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We do not believe that we are, or have been, and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock may not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty) and regardless of whether such distributions constitute dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA applies to dividends paid on our common stock and, subject to the proposed Treasury Regulations described below, also applies to gross proceeds from sales or other dispositions of our common stock. The U.S. Treasury Department released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers (including applicable withholding agents) may generally rely on the proposed Treasury Regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Evercore Group L.L.C.
Oppenheimer & Co. Inc.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions:	$	$	$
Proceeds, before expenses, to us	$	$	$
	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses of up to $40,000 relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., compliance with state securities or “blue sky” laws.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “CINC.”

We and all of our directors and officers and the holders of all of our outstanding common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock outstanding immediately prior to the closing of this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•

transactions of shares of common stock or any other securities acquired in this offering (other than any of our directed shares acquired by an officer or director of ours) or in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act or other public disclosure is required or voluntarily made during the restricted period in connection with subsequent sales of our common stock or other securities acquired in this offering or in such open market transactions;

•

transfers of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift or charitable contribution, (ii) by will or intestacy or to any immediate family of such person or to a trust whose beneficiaries consist exclusively of one or more of such person and/or any immediate family, (iii) to limited partners, members, stockholders or holders of similar equity interests of such person or (iv) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such person, or to any investment fund or other entity controlled or managed by such person or affiliates of such person; provided that (A) each transferee or distributee shall sign and deliver a lock-up agreement and (B) no filing under Section 16(a) of the Exchange Act or other public disclosure, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfers of common stock or any security convertible into or exercisable or exchangeable for common stock by operation of law pursuant to a qualified domestic order or other court order or in connection with a divorce settlement; provided that (i) any filing under Section 16(a) of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described herein and (B) no securities were sold by such person and (ii) such person does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•

the receipt by such person from the company of shares of common stock upon the transfer or disposition of shares of common stock or any securities convertible into common stock to the company upon a vesting or settlement event of the company’s securities or vesting of restricted stock unit awards or upon the exercise of options to purchase the company’s securities on a “cashless” or “net exercise” basis, in each case pursuant to any equity incentive plan of the company described herein and to the extent permitted by the instruments representing such restricted stock unit awards or options outstanding as of the date of the hereof (and solely to cover withholding tax obligations in connection with such transaction and any transfer to the company for the payment of taxes as a result of such transaction), provided that (i) the shares received upon exercise or settlement of the option are subject to the terms of a lock-up agreement, (ii) no public disclosure or filing under Section 16(a) of the Exchange Act shall be voluntarily made during the restricted period and (iii) to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers described herein, it shall (A) clearly indicate that the filing relates to the circumstances described herein, including that the securities remain subject to the terms of a lock-up agreement and (B) no securities were sold by such person other than as contemplated hereby;

•

transfers to the company in connection with the repurchase of common stock in connection with the termination of such person’s employment with the company pursuant to contractual agreements with the company as in effect as of the date of this prospectus and disclosed to the representatives, provided that no public disclosure or filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

•

the conversion of the outstanding preferred stock of the company described herein into shares of common stock of the company, provided that such shares of common stock remain subject to the terms of a lock-up agreement;

•

facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such person or the company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•

transfers pursuant to a bona fide third-party tender offer for all outstanding common stock or securities convertible into or exchangeable for common stock of the company, merger, consolidation or other similar transaction approved by the company’s board of directors and made to all holders of the company’s securities involving a change of control of the company; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by such person shall remain subject to the provisions of the lock-up agreement. The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our results of operations and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom, each, a Relevant State, no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement”

or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Wilmer Cutler Pickering Hale & Dorr LLP, New York, New York.

EXPERTS

The financial statements of CinCor Pharma, Inc. at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.cincor.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

CinCor Pharma, Inc.

Financial Statements

Years Ended December 31, 2019 and 2020

CinCor Pharma, Inc.

Condensed Financial Statements (Unaudited)

Nine Months Ended September 30, 2020 and 2021

Contents

Condensed Financial Statements (Unaudited)
Condensed Balance Sheets as of December 31, 2020 and September 30, 2021	F-22
Condensed Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2020 and 2021	F-23

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

CinCor Pharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CinCor Pharma, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Restatement of December 31, 2020 and 2019 Financial Statements

As discussed in Note 8 of the financial statements, the December 31, 2020 and 2019 financial statements have been restated to correct the number of shares of common stock issued and outstanding. Our opinion is not modified with respect to this matter.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of these events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Cincinnati, Ohio

June 23, 2021, except for the matters discussed in Note 8 and Note 10, as to which the date is November 30, 2021.

CinCor Pharma, Inc.

Balance Sheets

	December 31
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$11,484,152	$26,078,064
Related-party accounts receivable	8,424	—
Prepaid research and development contracts	388,214	694,504
Prepaid expenses and other current assets	43,541	27,403

Total current assets	11,924,331	26,799,971

Total assets	$11,924,331	$26,799,971

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$780,368	$3,666,017
Related-party accounts payable	172,537	98,781
Warrant derivative liabilities	680,529	1,890,357
Accrued expenses and other liabilities	89,703	1,236,209

Total current liabilities	1,723,137	6,891,364

Series A redeemable convertible preferred stock, $0.00001 par value, 35,714,282 shares authorized and 35,714,282 and 11,904,760 issued and outstanding at December 31, 2019 and 2020	15,183,192	47,173,259

Stockholders’ deficit:
Common stock (restated), $0.00001 par value, 46,686,492 shares authorized, and 250,000 issued and outstanding at December 31, 2019 and 2020	43	43
Additional paid-in capital	53,409	69,300
Accumulated deficit	(5,035,450)	(27,333,995)

Total stockholders’ deficit	(4,981,998)	(27,264,652)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$11,924,331	$26,799,971

See accompanying notes which are an integral part of these financial statements.

CinCor Pharma, Inc.

Statements of Operations and Comprehensive Loss

	Year Ended December 31
	2019	2020
Operating expenses
Research and development	$3,926,221	$17,952,208
General and administrative	1,210,595	3,173,237

Total operating expenses	5,136,816	21,125,445

Loss from operations	5,136,816	21,125,445

Other (income) expense:
Interest income	(101,706)	(36,728)
Change in fair value of warrant derivative liabilities	—	1,209,828

Total other (income) expense	(101,706)	1,173,100

Net and comprehensive loss	$5,035,110	$22,298,545

Net and comprehensive loss per share attributable to common stockholders, basic and diluted (restated)	$5.25	$1.18

Weighted average common stock used in computing net and comprehensive loss per share attributable to common stockholders, basic and diluted (restated)	4,250,000	4,250,000

See accompanying notes which are an integral part of these financial statements.

CinCor Pharma, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock		Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Common Stock (restated)		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	—	$—	4,000,000	$40	$—	$(300)	$(300)
Issuance of common stock	—	—	250,000	3	49,997	—	50,000
Issuance of redeemable convertible preferred stock, net of issuance costs cost of $802,944	11,904,760	15,863,721	—	—	—	—	—
Allocation of proceeds to warrant derivative liabilities	—	(680,529)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	3,412	—	3,412
Net and comprehensive loss	—	—	—	—	—	(5,035,110)	(5,035,110)

Balance at December 31, 2019	11,904,760	15,183,192	4,250,000	43	53,409	(5,035,450)	(4,981,998)
Issuance of redeemable convertible preferred stock, net of issuance costs cost of $1,343,268	23,809,522	31,990,067	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	15,891	—	15,891
Net and comprehensive loss	—	—	—	—	—	(22,298,545)	(22,298,545)

Balance at December 31, 2020	35,714,282	$47,173,259	4,250,000	$43	$69,300	$(27,333,995)	$(27,264,652)

See accompanying notes which are an integral part of these financial statements.

CinCor Pharma, Inc.

Statements of Cash Flows

	Year Ended December 31
	2019	2020
Operating activities
Net and comprehensive loss	$(5,035,110)	$(22,298,545)
Adjustments to reconcile net and comprehensive loss to net cash used in operating activities:
Stock-based compensation expense	3,412	15,891
Change in fair value of warrant derivative liabilities	—	1,209,828
Changes in operating assets and liabilities:
Related-party accounts receivable	(8,424)	8,424
Prepaid research and development contracts	(388,214)	(306,290)
Prepaid expenses and other current assets	(43,541)	16,138
Accounts payable	780,068	2,885,649
Related-party accounts payable	172,537	(73,756)
Accrued expenses and other liabilities	89,703	1,146,506

Net cash used in operating activities	(4,429,569)	(17,396,155)

Financing activities
Proceeds from the issuance of common stock	50,000	—
Proceeds from the issuance of Series A redeemable convertible preferred stock inclusive of proceeds attributable to warrant derivative liabilities	16,666,665	33,333,335
Issuance cost for redeemable convertible preferred stock	(802,944)	(1,343,268)

Net cash provided by financing activities	15,913,721	31,990,067

Increase in cash and cash equivalents	11,484,152	14,593,912
Cash and cash equivalents at beginning of year	—	11,484,152

Cash and cash equivalents at end of year	$11,484,152	$26,078,064

See accompanying notes which are an integral part of these financial statements.

CinCor Pharma, Inc.

Notes to Financial Statements

December 31, 2019 and 2020

1. Nature of Business

CinCor Pharma, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on developing its lead clinical candidate, CIN-107, for the treatment of hypertension and other cardio-renal diseases. CIN-107 is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. The Company is currently conducting a Phase 2 clinical trial of CIN-107 in patients with treatment resistant hypertension, which is referred to as the BrigHtn trial, and plan to initiate a separate Phase 2 clinical trial in patients whose blood pressure is not controlled despite treatment with at least one antihypertensive agent. In addition to hypertension, the Company is developing CIN-107 for the treatment of primary aldosteronism and chronic kidney disease. The Company was incorporated in 2018 in the State of Delaware.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.

The Company has funded its operations to date primarily through private sales of redeemable convertible preferred stock.

Going Concern Considerations

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company incurred losses from operations and had negative cash flows from operating activities for the years ended December 31, 2019 and 2020, and since inception. The Company’s current operating plan indicates it will continue to incur losses from operations and generate negative cash flows from operating activities, given ongoing expenditures related to extensive research and development and the Company’s lack of revenue-generating activities at this point in the Company’s life cycle. These events and conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will need to raise additional funds in order to further advance its research and development programs, operate its business, and meet its obligations as they come due. However, financing may not be available to the Company in the necessary time frame, in the amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or must reduce spending on currently planned activities, it may not be able to continue the development of its

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

1. Nature of Business (Continued)

products or could be required to delay, scale back, or eliminate some or all of its research and development programs and other operations; consequently, these circumstances will materially harm the Company’s business, financial position, and results of operations. Based on the Company’s current plans absent any future financings, it is anticipated that the existing cash will allow the Company to conduct planned operations through the fourth quarter of 2021.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue as a going concern. Based on the Company’s current cash position and current financial position as of the date of the financial statements, there is a substantial doubt about the Company’s ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the FASB.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. All the assets and operations of the Company are located in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: prepaid research and development contracts, fair value of the Company’s common stock, fair value of warrant derivative liabilities, and income taxes.

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

The Company utilizes estimates and assumptions in determining the fair value of its common stock, including stock-based awards. The Company has granted stock options at exercise prices that represented the fair value of its common stock on grant date. The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of the redeemable convertible preferred stock senior to the Company’s common stock at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the Company, under differing scenarios.

Changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date. Actual results may differ from those estimates or assumptions.

The Company’s results and business operations can also be affected or disrupted by economic, political, legislative, regulatory, legal matters, or public health concerns, such as the coronavirus disease 2019, COVID-19, pandemic. Economic conditions, such as recessionary trends, inflation, interest, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can also have a significant effect on the Company’s operations. While the Company maintains reserves for anticipated liabilities, the Company could be affected by civil, criminal, regulatory, or administrative actions, claims, or proceedings. The extent to which the Company’s business can be impacted by future events is highly uncertain and cannot be predicted at this time.

Cash and Cash Equivalents

The primary objectives for the Company’s cash and cash equivalents are the preservation of capital and maintenance of liquidity. The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2019 and 2020, cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximates fair value. The Company has maintained balances with its banks in excess of federally insured limits.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents, which consist of money market funds that invest primarily in short-term U.S. government securities.

The Company has not yet generated any revenue from the sale of its products and is subject to all of the risks and uncertainties that are typically faced by biotechnology companies that devote substantially all of their efforts to research and development and clinical trials and do not yet have commercial products. The Company expects to continue incurring losses for the foreseeable future.

Redeemable Convertible Preferred Stock

In accordance with ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), preferred stock issued with redemption provisions that are outside of the control of the issuer or that contain certain redemption

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

features in the event of a deemed liquidation is required to be presented outside of stockholders’ deficit on the face of the balance sheet and certain disclosures are required to be included in the notes to the financial statements. If required, changes in fair value are recorded as additional paid in capital and/or accumulated deficit in the balance sheets. Changes in fair value that would reduce the fair value of the redeemable convertible preferred stock below the original issue price are limited so that the value of the shares are not recorded below the original issue price.

Fair Value Measurements

The Company’s financial instruments consist of cash equivalents, warrant derivative liabilities, accounts payable, and accrued expenses and other liabilities. The fair values of accounts payable and accrued expenses and other liabilities approximate the carrying values because of their short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurement, establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in 2019 and 2020.

Research and Development Expenses

Research and development costs, both internal and external, are expensed as incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided to the Company by its clinical sites and vendors. These costs consist of direct and

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on behalf of the Company. The Company’s research and development expenses consist primarily of clinical trial expenses, consulting costs and stock-based compensation, and costs associated with required regulatory filings, licenses, and fees.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC Topic 718, Compensation – Stock Compensation (ASC 718). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations and comprehensive loss based on their fair values. The Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate, and (d) expected dividends.

Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The Company believes that the companies in the group have characteristics similar to its own characteristics, including stage of product development and a focus on the life sciences industry. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method, as prescribed by the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted and utilizes the contractual term for options granted. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards is calculated on a straight-line basis by recognizing the grant date fair value over the associated service period of the award, which is generally the vesting term.

Derivative Instruments, Including Warrant Derivative Liabilities

The Company accounts for derivatives, specifically freestanding detachable stock purchase warrants, in accordance with ASC Topic 815, Derivatives and Hedging (ASC 815). This guidance establishes accounting and reporting principles for derivative instruments, including certain derivative instruments embedded in other contracts.

Net and Comprehensive Loss Per Share

The Company’s basic net and comprehensive loss per share attributable to common stockholders is calculated by dividing the net and comprehensive loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net and comprehensive loss per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, redeemable convertible preferred stock and stock options to purchase common stock are considered

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

to be common stock equivalents but have been excluded from the calculation of diluted net and comprehensive loss per share attributable to common stockholders as their effect is anti-dilutive.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes (ASC 740), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that some or all the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2019 and 2020, the Company does not have any significant uncertain tax positions. If the Company were to incur interest and penalties on uncertain tax positions, it would classify them as income tax expense.

The Company files U.S. federal and state income tax returns.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss equaled net loss for the periods presented.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. Fair Value Measurements

The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis based on the fair value hierarchy at:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$11,484,152	$—	$—	$11,484,152

Total assets at fair value	$11,484,152	$—	$—	$11,484,152

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant derivative liabilities	$—	$—	$680,529	$680,529

Total liabilities at fair value	$—	$—	$680,529	$680,529

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$26,078,064	$—	$—	$26,078,064

Total assets at fair value	$26,078,064	$—	$—	$26,078,064

Liabilities
Warrant derivative liabilities	$—	$—	$1,890,357	$1,890,357

Total liabilities at fair value	$—	$—	$1,890,357	$1,890,357

Cash equivalents are valued using unadjusted quoted market prices.

The following table sets forth a summary of changes in the fair value of the warrant derivative liabilities, representing a recurring measurement that is classified within Level 3 of the fair value hierarchy:

January 1, 2019	$—
Issuance of freestanding detachable stock purchase warrants	680,529

December 31, 2019	680,529
Change in fair value	1,209,828

December 31, 2020	$1,890,357

The Company estimated the fair value of the warrant derivative liabilities using a Black-Scholes option pricing model. The valuation model uses the following assumptions at:

	December 31
	2019	2020
Fair value of common stock	$0.27	$0.75
Volatility	96.80%	82.40%
Expected term (in years)	9.40	1.50
Risk-free interest rate	1.90%	0.12%
Dividend yield	—%	—%

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

4. License Agreement

In May 2019, the Company entered into a license agreement (the “Roche Agreement”) with F. Hoffman-La Roche Ltd and Hoffmann-La Roche Inc. (collectively, “Roche”), pursuant to which the Company obtained an exclusive, worldwide, royalty-bearing license under certain patents and specified know-how owned or controlled by Roche and covering certain specified small molecule aldosterone synthase inhibitors (the “Roche Technology”) to research, develop and commercialize products containing such aldosterone synthase inhibitors (the “Licensed Products”) for any and all uses, including the treatment, prevention or diagnosis of any and all diseases and medical conditions in humans and animals. Pursuant to the Roche Agreement, the Company paid Roche a one-time, upfront non-refundable license fee of $2,000,000. Additionally, the Company is required to pay Roche certain tiered development event-based milestone payments, certain sales-based milestone payments, as well as a royalty from the future sales of the Licensed Products. The royalty is tiered based on the net sales of each Licensed Product.

The Roche Agreement will expire, unless earlier terminated by either party, upon expiration of all royalty or other payment obligations under the Roche Agreement are or will become due. For the year ended December 31, 2019, the Company recorded expense of approximately $2.0 million related to the Roche Agreement as research and development expenses on the Company’s statement of operations and comprehensive loss.

5. Redeemable Convertible Preferred Stock

In May 2019, the Company authorized the issuance of 35,714,282 shares to be issued in the form of Series A redeemable convertible preferred stock (“Series A preferred stock”). During the years ended December 31, 2019 and 2020, the Company issued 11,904,760 and 23,809,522 shares of Series A preferred stock at $1.40 per share for total proceeds of $16,666,665 and $33,333,335 , respectively. The Company incurred $802,944 and $1,343,268 of Series A preferred stock issuance costs, which are recorded against the carrying amount of the Series A preferred stock at December 31, 2019 and 2020, respectively. The rights, preferences, and privileges of the Company’s Series A preferred stock are as follows:

Voting

The holders of Series A preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which the shares of Series A preferred stock are convertible. Except as provided by law or otherwise, the holders of the Series A preferred stock vote together with the holders of common stock as a single class.

Holders of Series A preferred stock, voting as a separate class, are entitled to elect three members of the Board of Directors. The holders of the common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series A preferred stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect any additional members of the Board of Directors.

Dividends

Dividends are payable, if permitted by law, in accordance with the Series A preferred stock terms if and when declared by the Board of Directors. Holders of the Series A preferred stock are entitled to receive dividends out of any assets at the time legally available, at the applicable dividend rate specified for such shares of the Series A preferred stock. Dividends are not mandatory and are not cumulative. No dividends have been declared or paid since inception of the Company.

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Series A preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such an event, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the Series A preferred stock original issue price, plus any dividends declared but unpaid. If upon any such liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series A preferred stock the full amount to which they are entitled, the holders of shares of the Series A preferred stock share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The remaining available proceeds will be distributed pro rata among the holders of the shares of the Series A preferred stock and common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the applicable terms immediately prior to such liquidation, dissolution, or winding up of the Company.

Conversion

Each share of the Series A preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as determined by dividing the Series A preferred stock original issue price by the Series A preferred stock conversion price in effect at the time of conversion. The applicable conversion price is subject to future adjustments upon the occurrence of certain events. However, holders of the Series A preferred stock do not have the right to convert any shares of the Series A preferred stock at the applicable conversion ratio in effect for preferred shares upon either (i) the closing of a qualified initial public offering of its common stock at a price per share of at least $4.20 per share (subject to adjustment for any share split, combination or dividend or distribution payable) resulting in at least $50,000,000 in gross proceeds to the Company net of the underwriting discount and commissions, or (ii) the election to convert the preferred shares by at least two of the following three holders of the Company’s Series A preferred stock: (i) Sofinnova Venture Partners X, L.P., (ii) Sofinnova Capital IX and (iii) 5AM Ventures VI, L.P.

The Company evaluated the Series A preferred stock and determined that it was considered an equity host under ASC 815. In making this determination, the Company’s analysis followed the whole instrument approach, which compares an individual feature against the entire Series A preferred stock instrument that includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of the Series A preferred stock. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including (i) whether the Series A preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the holders of the Series A preferred stock were entitled to dividends, (iv) the voting rights of the Series A preferred stock, and (v) the existence and nature of any conversion rights. The Company concluded that, as the Series A preferred stock represents an equity host, the conversion feature included in the Series A preferred stock is clearly and closely related to the associated host instrument. Accordingly, the conversion feature is not considered an embedded derivative that requires bifurcation.

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

The Company accounts for potentially beneficial conversion features under ASC Topic 470-20, Debt with Conversion and Other Options. At the time of the issuances of the shares of Series A preferred stock, the Company’s common stock into which the Company’s Series A preferred stock was convertible had an estimated fair value less than the effective conversion prices of the shares of Series A preferred stock. Therefore, there was no beneficial conversion element on the issuance dates.

Redemption

The Series A preferred stock are redeemable upon a request by two of three of the requisite holders of the Company’s Series A preferred stock in the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, payable at a price equal to the cash or the value of the property, rights, or securities to be paid or distributed to holders pursuant to such Deemed Liquidation Event.

Any redemption is deemed to be remote at December 31, 2019 and 2020, and the fair value of Series A preferred stock is deemed to be the price paid by the Series A preferred stockholders.

Due to this redemption option, Series A preferred stock is recorded in mezzanine equity and is subject to subsequent measurement under the guidance provided under ASC 480. In accordance with that guidance, the Company has elected to recognize changes in redemption value immediately.

However, based on the nature of Series A preferred stock, no subsequent measurement will be recognized until a Deemed Liquidation Event becomes probable. As of December 31, 2019 and 2020, a Deemed Liquidation Event was not probable; as a result, the Series A preferred stock is valued at original issue price, less cost of issuance, and the value is allocated to the warrant derivative liabilities discussed further below.

Warrant Derivative Liabilities

In connection with the Series A preferred stock , the Company issued two freestanding detachable stock purchase warrants to an unrelated third party to separately purchase 1,400,000 and 1,120,476 shares of common stock (the “2019 Warrants”). The 2019 Warrants are exercisable in whole immediately prior to an initial public offering by the Company and, as such, remain issued, outstanding, and exercisable at December 31, 2019 and 2020. The 2019 Warrants were issued with an initial exercise price of $0.01 and an expiration date of May 13, 2029. The 2019 Warrants qualify as derivative liabilities, which must be accounted for separately from the Series A preferred stock and are measured at fair value on a recurring basis. At December 31, 2019 and 2020, the 2019 Warrants were valued at $680,529 and $1,890,357, respectively, with the change in fair value included in the statements of operations and comprehensive loss in the period the change occurs.

6. Stockholders’ Deficit and Stock-Based Compensation

Common stock

The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Series A preferred stock. The Company’s common stock has the following characteristics:

Voting

The holders of the common stock are entitled to one vote for each share of common stock. However, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

6. Stockholders’ Deficit and Stock-Based Compensation (Continued)

certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation or pursuant to Delaware General Corporation Law.

Dividends

The holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors. The Company may not declare or pay any cash dividends to the holders of common stock unless, in addition to obtaining any necessary consents, dividends are paid on the Series A preferred stock in accordance with the respective terms. No dividends have been declared or paid since inception of the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of common stock are entitled to share ratably with the holders of the Series A preferred stock in the Company’s assets available for distribution to stockholders after payment to the holders of the Series A preferred stock of their liquidation preferences has been made.

Stock Options

As of December 31, 2019 and 2020, options to purchase common stock were outstanding under the Company’s 2019 Stock Option Plan (the “2019 Plan”). The Company has reserved 4,201,734 shares of its common stock under the 2019 Plan for grants in the form of incentive stock options and nonqualified stock options to employees, consultants, and directors. As of December 31, 2019 and 2020, a total of 3,976,000 options were available for issuance under the 2019 Plan.

The following is a summary of the Company’s stock option activity under its 2019 Plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Options outstanding at January 1, 2019	—	$—	—
Options granted	225,734	0.27	—
Options exercised	—	—	—
Options forfeited	—	—	—

Options outstanding at December 31, 2019	225,734	0.27	9.75
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Options outstanding at December 31, 2020	225,734	$0.27	8.75

As of December 31, 2019 and 2020, there were 16,674 and 91,918 options vested and exercisable, respectively. Unrecognized compensation cost related to stock option awards of $37,528 and $28,101, as of

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

6. Stockholders’ Deficit and Stock-Based Compensation (Continued)

December 31, 2019 and 2020, respectively, is expected to be recognized as expense over a weighted average period of 2.8 and 1.8 years, respectively. The total fair value of options vested was $3,412 and $15,891 for the years ended December 31, 2019 and 2020, respectively.

Outstanding stock options, if not exercised, expire ten years from the date of grant. The Company issues new shares of common stock upon exercise of stock options. The weighted average grant date fair value per share for the outstanding options at December 31, 2019 and 2020, was $0.21.

The Company determined the grant-date fair value of stock options using the Black-Scholes option pricing model. The fair value of each stock option grant was determined using assumptions that are subjective and require significant judgment and estimation by management. The risk-free rate assumption was based on observed yields from governmental zero-coupon bonds with a term equivalent to the option. The expected volatility assumption was based on historical volatilities of a group of comparable industry companies whose share prices are publicly available. The peer group was developed based on companies in the therapeutics and pharmaceutical industries. The expected term of stock options represents the weighted average period that the stock options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determined the expected life assumption using the simplified method, which is an average of the options ordinary vesting period and the contractual term. The expected dividend assumption was based on the Company’s history and expectation of dividend payouts at the time of grant. The Company recognizes forfeitures on an actual basis and, as such, did not estimate forfeitures to calculate stock-based compensation.

There were no options granted during the year ended December 31, 2020. The following table presents the weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year ended December 31, 2019:

Exercise price	$0.27
Stock price on date of grant	0.27
Expected term (years)	6.00
Expected stock price volatility	96.75%
Risk-free rate of interest	1.63%
Expected dividend yield	—%

There is a high degree of subjectivity involved when using option-pricing models to estimate stock-based compensation. There are currently no market-based mechanisms or other practical applications to verify the reliability and accuracy of the estimates stemming from these models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of the employee stock-based awards is determined using an option-pricing model, the value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and a willing seller. If factors change and the Company employs different assumptions when valuing its options, the compensation expense that the Company records in the future may differ significantly from what it has historically reported.

7. Income Taxes

There was no current or deferred income tax expense or benefit for the years ended December 31, 2019 and 2020, due to the Company’s net and comprehensive loss and increases in its deferred tax asset valuation allowance.

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

7. Income Taxes (Continued)

The components of net and comprehensive loss are primarily composed of permanent items and the change in valuation allowance. The Company’s income tax provision was computed based on the federal statutory rates and the average state statutory rates, net of the federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income and for tax carryforwards.

The components of the Company’s deferred tax assets are as follows at December 31:

	2019	2020
Net operating loss carryforwards	$706,655	$5,505,370
Licensing fee, contract accruals	433,064	402,852
Stock-based compensation	773	3,865

Total deferred tax assets	1,140,492	5,912,087
Valuation allowance	(1,140,492)	(5,912,087)

Net deferred tax assets	$—	$—

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The deferred tax assets have been fully offset by a valuation allowance, as realization is dependent on future earnings, if any, the timing and amount of which are uncertain.

As of December 31 2019 and 2020, the Company had gross federal net operating loss carryforwards of $3,118,649 and $24,296,617 available to reduce future taxable income, respectively. The federal net operating loss carryforward (“NOL”) has no expiration as a result of the Tax Cuts and Jobs Act of 2017. Additionally, the Company has $24,296,617 of gross local NOL carryforward that begin expiring of 2025.

The Company’s effective tax rate for the years ended December 31, 2019 and 2020 is 0%. A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended:

	December 31
	2019	2020
Statutory federal income tax rate	(21.00)%	(21.00)%
State income taxes, net of federal tax benefits	(1.66)	(1.66)
Permanent items	0.01	1.25
Change in valuation allowance	22.65	21.41

Total provision for income taxes	—%	—%

The Company files income tax returns in the U.S. Federal jurisdiction and various state and local jurisdictions. All years remain open and are subject to examination.

At December 31, 2019 and 2020, the Company has no unrecognized tax benefits, and no amounts have been recognized in the statements of operations and comprehensive loss. The Company’s policy is to recognize

CinCor Pharma, Inc.

Notes to Financial Statements (Continued)

7. Income Taxes (Continued)

interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and 2020, the Company has no accrued interest and penalties related to uncertain tax positions.

8. Net and Comprehensive Loss Per Share (Restated)

The Company’s basic and diluted net loss per share for the years ended December 31, 2019 and 2020, was $1.18 and $5.25, respectively.

Diluted net and comprehensive loss per share gives effect to all potentially dilutive securities, including shares issuable upon the exercise of outstanding freestanding detachable stock purchase warrants, redeemable convertible preferred stock, and stock options outstanding under the Company’s stock option plan. For the years ended December 31, 2019 and 2020, the Company has excluded the effects of all potentially dilutive shares, which include freestanding detachable stock purchase warrants to purchase common stock, redeemable convertible preferred stock, and outstanding common stock options, from the weighted average number of common stock as their inclusion would be anti-dilutive due to net and comprehensive loss. Therefore, the calculation of basic and diluted net comprehensive loss per share is the same.

The following weighted average common stock equivalents were excluded from the calculation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect for the years ended:

	December 31
	2019	2020
Redeemed convertible preferred stock (if converted)	$11,904,760	$35,714,282
2019 warrants	2,520,476	2,520,476
Outstanding options exercisable	16,674	91,918

Restatement of Previously Issued Financial Statements

Subsequent to the date of the previously issued financial statements (June 23, 2021) and as part of its financial and legal diligence in contemplation of a potential initial public offering transaction, management determined that certain outstanding common stock of the Company issued to CinRx at the time of incorporation, had not been appropriately reflected in the historical financial statements. The omission of this common stock therefore only impacted net and comprehensive loss per share attribute to common stockholders, basic and diluted, and outstanding common stock, and no other items within the financial statements, as follows:

	Year Ended December 31, 2019
	As Reported	Restatement Impact	As Restated

Outstanding common stock	250,000	4,000,000	4,250,000
Net and comprehensive loss per share attributable to common stockholders, basic and diluted	20.14	(18.96)	1.18

	Year Ended December 31, 2020
	As Reported	Restatement Impact	As Restated

Outstanding common stock	250,000	4,000,000	4,250,000
Net and comprehensive loss per share attributable to common stockholders, basic and diluted	89.19	(83.94)	5.25

CinCor Pharma, Inc. (Continued)

Notes to Financial Statements (Continued)

9. Related-Party Transactions

CinRx Pharma, LLC and subsidiaries (“CinRx”)

Certain former executives and employees of the Company, including the Company’s former chief executive officer and a former member of the board of directors and a former member of the Company’s board of directors, are members of CinRx’s board of managers and/or have equity investments in CinRx, a biotechnology company. The Company receives business management services from CinRx from time to time as needed. During the years ended December 31, 2019 and 2020, the Company recorded business management fees totaling $795,000 and $1,552,000, of which approximately $173,000 and $99,000 is included in related party accounts payable at December 31, 2019 and 2020, respectively.

10. Subsequent Events

Subsequent to December 31, 2020, the Company authorized the issuance of 35,716,249 shares to be issued in the form of Series B redeemable convertible preferred stock (Series B preferred stock).

In September and October 2021, the Company entered into a Series B preferred stock agreement with certain investors, members of the Company’s board of directors and affiliates of members of their board of directors, pursuant to which the Company issued and sold to such investors an aggregate of 35,716,249 shares of Series B preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of approximately $142,870,000. In addition, the Company’s Board of Directors increased the number of authorized shares of common stock to 95,000,000 shares.

In connection with the Series B preferred stock offering, the Company issued a freestanding detachable stock purchase warrant to an unrelated third party to separately purchase 386,271 shares of common stock (the 2021 Warrants). The 2021 Warrants are exercisable in whole immediately prior to an initial public offering by the Company.

CinCor Pharma, Inc.

Condensed Balance Sheets

	December 31, 2020	September 30, 2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$26,078,064	$141,708,303
Prepaid research and development contracts	694,504	4,225,296
Prepaid expenses and other current assets	27,403	1,330,812

Total current assets	26,799,971	147,264,411

Total assets	$26,799,971	$147,264,411

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$3,666,017	$4,009,655
Related-party accounts payable	98,781	449,431
Warrant derivative liabilities	1,890,357	6,512,121
Accrued expenses and other liabilities	1,236,209	573,512

Total current liabilities	6,891,364	11,544,719

Series A redeemable convertible preferred stock, $0.00001 par value, 35,714,282 shares authorized, issued and outstanding at both December 31, 2020 and September 30, 2021	47,173,259	47,173,259
Series B redeemable convertible preferred stock, $0.00001 par value, 35,716,249 shares authorized, and 0 and 33,702,500 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively	—	133,352,758

Stockholders’ deficit:
Common stock, $0.00001 par value, 95,000,000 and 46,686,492 shares authorized, and 4,250,000 and 5,893,754 issued and outstanding at December 31, 2020 and September 30, 2021, respectively	43	59
Additional paid-in capital	69,300	3,553,249
Accumulated deficit	(27,333,995)	(48,359,633)

Total stockholders’ deficit	(27,264,652)	(44,806,325)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$26,799,971	$147,264,411

See accompanying notes, which are an integral part of these condensed financial statements.

CinCor Pharma, Inc.

Condensed Statements of Operations and Comprehensive Loss (Unaudited)

	Nine Months Ended September 30
	2020	2021
Operating expenses
Research and development	$12,828,674	$10,131,045
General and administrative	2,783,063	7,146,983

Total operating expenses	15,611,737	17,278,028

Loss from operations	15,611,737	17,278,028

Other (income) expense:
Interest income	(29,914)	(7,899)
Change in fair value of warrant derivative liabilities	907,391	3,755,509

Total other expense	877,477	3,747,610

Net and comprehensive loss	$16,489,214	$21,025,638

Net and comprehensive loss per share attributable to common stockholders, basic and diluted	$3.88	$4.12

Weighted average common shares used in computing net and comprehensive loss per share attributable to common stockholders, basic and diluted	4,250,000	5,106,876

See accompanying notes, which are an integral part of these condensed financial statements.

F-23

CinCor Pharma, Inc.

Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Unaudited)

	Redeemable Convertible Preferred Stock				Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2020	11,904,760	15,183,192	—	—	4,250,000	43	53,409	(5,035,450)	(4,981,998)
Issuance of redeemable convertible preferred stock, net of issuance costs of $1,343,268	23,809,522	31,990,067	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	18,315	—	18,315
Net and comprehensive loss	—	—	—	—	—	—	—	(16,489,214)	(16,489,214)

Balance at September 30, 2020	35,714,282	$47,173,259	—	$—	4,250,000	$43	$71,724	$(21,524,664)	$(21,452,897)

Balance at January 1, 2021	35,714,282	$47,173,259	—	$—	4,250,000	$43	$69,300	$(27,333,995)	$(27,264,652)
Ratification and issuance of founders common stock	—	—	—	—	—	—	—	—	—
Issuance of redeemable convertible preferred stock, net of issuance costs of $591,017	—	—	33,702,500	134,219,013	—	—	—	—	—
Allocation of proceeds to warrant derivative liabilities	—	—	—	(866,255)	—	—	—	—	—
Stock options exercised	—	—	—	—	1,643,754	16	1,232,799	—	1,232,815
Stock-based compensation expense	—	—	—	—			2,251,150	—	2,251,150
Net and comprehensive loss	—	—	—	—	—	—	—	(21,025,638)	(21,025,638)

Balance at September 30, 2021	35,714,282	47,173,259	33,702,500	133,352,758	5,893,754	59	3,553,249	(48,359,633)	(44,806,325)

See accompanying notes, which are an integral part of these condensed financial statements.

CinCor Pharma, Inc.

Condensed Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30
	2020	2021
Operating activities
Net and comprehensive loss	$(16,489,214)	$(21,025,638)
Adjustments to reconcile net and comprehensive loss to net cash used in operating activities:
Stock-based compensation expense	18,315	2,251,150
Change in fair value of warrant derivative liabilities	907,391	3,755,509
Changes in operating assets and liabilities:
Related-party accounts receivable	8,424	—
Prepaid research and development contracts	(778,508)	(3,530,792)
Prepaid expenses and other current assets	356	(1,303,409)
Accounts payable	2,448,737	343,639
Related-party accounts payable	(57,455)	350,650
Accrued expenses and other liabilities	1,621,875	(662,698)

Net cash used in operating activities	(12,320,079)	(19,821,589)

Financing activities
Proceeds from the issuance of Series A redeemable convertible preferred stock inclusive of proceeds attributable to warrant derivative liabilities	33,333,330	—
Proceeds from the issuance of Series B redeemable convertible preferred stock inclusive of proceeds attributable to warrant derivative liabilities		134,810,030
Issuance cost for redeemable convertible preferred stock	(1,343,268)	(591,017)
Proceeds from exercise of stock options	—	1,232,815

Net cash provided by financing activities	31,990,062	135,451,828

Increase in cash and cash equivalents	19,669,983	115,630,239
Cash and cash equivalents at beginning of year	11,484,152	26,078,064

Cash and cash equivalents at end of year	$31,154,135	$141,708,303

See accompanying notes, which are an integral part of these condensed financial statements.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited)

September 30, 2020 and 2021

1. Nature of Business

CinCor Pharma, Inc. (the Company) is a clinical-stage biopharmaceutical company focused on developing its lead clinical candidate, CIN-107, for the treatment of hypertension and other cardio-renal diseases. CIN-107 is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland. The Company is currently conducting a Phase 2 clinical trial of CIN-107 in patients with treatment resistant hypertension, which is referred to as the BrigHtn trial, and plan to initiate a separate Phase 2 clinical trial in patients whose blood pressure is not controlled despite treatment with at least one antihypertensive agent. The Company was incorporated in 2018 in the State of Delaware.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.

The Company has funded its operations to date primarily through private sales of redeemable convertible preferred stock.

Going Concern Considerations

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed financial statements are made publicly available.

The Company incurred losses from operations and had negative cash flows from operating activities for the nine months ended September 30, 2020 and 2021, and since inception. The Company’s current operating plan indicates it will continue to incur losses from operations and generate negative cash flows from operating activities, given ongoing expenditures related to extensive research and development and the Company’s lack of revenue-generating activities at this point in the Company’s life cycle.

The Company has been successful in raising funds through equity financings and will need to continue to raise additional funds in order to further advance its research and development programs, operate its business, and meet its obligations as they come due. However, financing may not be available to the Company in the necessary time frame, in the amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or must reduce spending on currently planned activities, it may not be able to continue the development of its products or could be required to delay, scale back, or eliminate some or all of its research and development programs and other operations;

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

1. Nature of Business (Continued)

consequently, these circumstances will materially harm the Company’s business, financial position, and results of operations.

Based on the Company’s cash and cash equivalents position as of the date these unaudited condensed financial statements are made publicly available, it is anticipated that based on the Company’s current operating plans, these funds will allow the Company to conduct planned operations through the third quarter of 2023.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) of the FASB.

These unaudited condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2020. The unaudited condensed financial statements for interim periods do not include all disclosures required by U.S GAAP for annual financial statements and are not necessarily indicative of results for the full year or any subsequent period. Adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the unaudited condensed financial position, results of operations and cash flows at the dates and for the periods presented have been included.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. All the assets and operations of the Company are located in the United States.

Use of Estimates

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of income, if applicable, and expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls and in developing the estimates and assumptions that are used in the preparation of these condensed financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: prepaid research and development contracts, fair value of the Company’s common stock, fair value of warrant derivative liabilities, and income taxes.

The Company utilizes estimates and assumptions in determining the fair value of its common stock, including stock-based awards. The Company has granted stock options at exercise prices that represented the fair

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

value of its common stock on grant date. The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of the redeemable convertible preferred stock senior to the Company’s common stock at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the Company, under differing scenarios.

Changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date. Actual results may differ from those estimates or assumptions.

The Company’s results and business operations can also be affected or disrupted by economic, political, legislative, regulatory, legal matters, or public health concerns, such as the coronavirus disease 2019 (COVID-19) pandemic. Economic conditions, such as recessionary trends, inflation, interest, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can also have a significant effect on the Company’s operations. While the Company maintains reserves for anticipated liabilities, the Company could be affected by civil, criminal, regulatory, or administrative actions, claims, or proceedings. The extent to which the Company’s business can be impacted by future events is highly uncertain and cannot be predicted at this time.

Cash and Cash Equivalents

The primary objectives for the Company’s cash and cash equivalents are the preservation of capital and maintenance of liquidity. The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020 and September 30, 2021, cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximates fair value. The Company has maintained balances with its banks in excess of federally insured limits.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents, which consist of money market funds that invest primarily in short-term U.S. government securities.

The Company has not yet generated any revenue from the sale of its products and is subject to all of the risks and uncertainties that are typically faced by biotechnology companies that devote substantially all of their efforts to research and development and clinical trials and do not yet have commercial products. The Company expects to continue incurring losses for the foreseeable future.

Deferred Initial Public Offering (IPO) Costs

Costs directly attributable to the Company’s offering of its equity securities are deferred and capitalized as prepaid expenses and other current assets. These costs primarily represent legal, underwriting and accounting costs related to the Company’s efforts to raise capital through a public sale of its common stock. Future costs will

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

be deferred until the completion of the IPO, at which time they will be reclassified to additional paid in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO or delays such plan for more than 90 days, any costs deferred will be expensed immediately. At September 30, 2021, the Company had capitalized $1.3 million of deferred IPO costs, as prepaid expenses and other current assets ($0 at December 31, 2020).

Redeemable Convertible Preferred Stock

In accordance with ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), preferred stock issued with redemption provisions that are outside of the control of the issuer or that contain certain redemption features in the event of a deemed liquidation is required to be presented outside of stockholders’ deficit on the face of the condensed balance sheet and certain disclosures are required to be included in the notes to the condensed financial statements. If required, changes in fair value are recorded as additional paid in capital and/or accumulated deficit in the condensed balance sheets. Changes in fair value that would reduce the fair value of the redeemable convertible preferred stock below the original issue price are limited so that the value of the shares are not recorded below the original issue price.

Fair Value Measurements

The Company’s financial instruments consist of cash equivalents, warrant derivative liabilities, accounts payable, and accrued expenses and other liabilities. The fair values of accounts payable and accrued expenses and other liabilities approximate the carrying values because of their short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurement, establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in 2020 and 2021.

Research and Development Expenses

Research and development costs, both internal and external, are expensed as incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided to the Company by its clinical sites and vendors. These costs consist of direct and indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on behalf of the Company. The Company’s research and development expenses consist primarily of clinical trial expenses, consulting costs and stock-based compensation, and costs associated with required regulatory filings, licenses, and fees.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC Topic 718, Compensation – Stock Compensation (ASC 718). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the condensed statements of operations and comprehensive loss based on their fair values. The Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate, and (d) expected dividends.

Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The Company believes that the companies in the group have characteristics similar to its own characteristics, including stage of product development and a focus on the life sciences industry. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method, as prescribed by the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted and utilizes the contractual term for options granted. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards is calculated on a straight-line basis by recognizing the grant date fair value over the associated service period of the award, which is generally the vesting term.

Derivative Instruments, Including Warrant Derivative Liabilities

The Company accounts for derivatives, specifically freestanding detachable stock purchase warrants, in accordance with ASC Topic 815, Derivatives and Hedging (ASC 815). This guidance establishes accounting and reporting principles for derivative instruments, including certain derivative instruments embedded in other contracts.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Net and Comprehensive Loss Per Share

The Company’s basic net and comprehensive loss per share attributable to common stockholders is calculated by dividing the net and comprehensive loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net and comprehensive loss per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, redeemable convertible preferred stock and stock options to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net and comprehensive loss per share attributable to common stockholders as their effect is anti-dilutive.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes (ASC 740), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the condensed financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that some or all the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2020 and September 30, 2021, the Company does not have any significant uncertain tax positions. If the Company were to incur interest and penalties on uncertain tax positions, it would classify them as income tax expense.

The Company files U.S. federal and state income tax returns.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss equaled net loss for the periods presented.

Litigation and Other Contingencies

The Company is or may be subject to legal proceedings and claims arising from the ordinary course of its business, including contract and employment claims. U.S. GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the financial position or results of operations of the Company. Based on the information available at the dates of condensed balance sheets, there are no amounts related to legal matters recorded at September 30, 2021 or December 31, 2020.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards that are not yet effective will not have a material impact on its condensed financial position or results of operations upon adoption.

3. Fair Value Measurements

The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis based on the fair value hierarchy at:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$26,078,064	$—	$—	$26,078,064

Total assets at fair value	$26,078,064	$—	$—	$26,078,064

Liabilities
Warrant derivative liabilities	$—	$—	$1,890,357	$1,890,357

Total liabilities at fair value	$—	$—	$1,890,357	$1,890,357

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$141,708,303	$—	$—	$141,708,303

Total assets at fair value	$141,708,303	$—	$—	$141,708,303

Liabilities
Warrant derivative liabilities	$—	$—	$6,512,121	$6,512,121

Total liabilities at fair value	$—	$—	$6,512,121	$6,512,121

Cash equivalents are valued using unadjusted quoted market prices.

The following table sets forth a summary of changes in the fair value of the warrant derivative liabilities, representing a recurring measurement that is classified within Level 3 of the fair value hierarchy:

January 1, 2020	$680,529
Change in fair value	907,371

September 30, 2020	1,587,900
Change in fair value	302,457

December 31, 2020	1,890,357
Issuance of freestanding detachable stock purchase warrants	866,255
Change in fair value	3,755,509

September 30, 2021	$6,512,121

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

3. Fair Value Measurements (Continued)

The Company estimated the fair value of the warrant derivative liabilities using a Black-Scholes option pricing model. The valuation model uses the following assumptions at:

	December 31, 2020	September 30, 2021
Fair value of common stock	$0.75	$2.24
Volatility	82.40%	75.5%
Expected term (in years)	1.50	0.27
Risk-free interest rate	0.12%	0.09%
Dividend yield	—%	—%

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

4. License Agreement

In May 2019, the Company entered into a license agreement (the Roche Agreement) with F. Hoffman-La Roche Ltd. and Hoffmann-La Roche Inc. (collectively, Roche), pursuant to which the Company obtained an exclusive, worldwide, royalty-bearing license under patents and specified know-how owned or controlled by Roche and covering certain specified small molecule aldosterone synthase inhibitors (the Roche Technology) to research and develop products containing such aldosterone synthase inhibitors (the Licensed Products) for any and all uses, including the treatment, prevention or diagnosis of any and all diseases and medical conditions in humans and animals. Pursuant to the Roche Agreement, the Company paid Roche a one-time, upfront non-refundable license fee of $2,000,000. Additionally, the Company is required to pay certain tiered development event-based milestone payments, certain sales-based milestone payments, as well as a royalty from the future sales of Licensed Products. The royalty is tiered based on the combined net sales of each Licensed Product.

The Roche Agreement will expire, unless earlier terminated by either party, upon expiration of all royalty or other payment obligations under the Roche Agreement are or will become due. For the nine months ended September 30, 2020 and 2021, the Company recorded expense of $41,358 and $0, respectively, related to the Roche Agreement as research and development expenses on the Company’s condensed statements of operations and comprehensive loss.

5. Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

In May 2019, the Company authorized the issuance of 35,714,282 shares to be issued in the form of Series A redeemable convertible preferred stock (Series A preferred stock). During the nine months ended September 30, 2020, the Company issued 23,809,522 shares of Series A preferred stock at $1.40 per share for total proceeds of $33,333,335. The Company incurred $1,343,263 of Series A preferred stock issuance costs, which are recorded against the carrying amount of the Series A preferred stock at September 30, 2020. The rights, preferences, and privileges of the Company’s Series A preferred stock are as follows:

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

Voting

The holders of Series A preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which the shares of Series A preferred stock are convertible. Except as provided by law or otherwise, the holders of the Series A preferred stock vote together with the holders of common stock as a single class.

Holders of Series A preferred stock, voting as a separate class, are entitled to elect three members of the Board of Directors. The holders of the common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series A preferred stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect any additional members of the Board of Directors.

Dividends

Dividends are payable, if permitted by law, in accordance with the Series A preferred stock terms if and when declared by the Board of Directors. Holders of the Series A preferred stock are entitled to receive dividends out of any assets at the time legally available, at the applicable dividend rate specified for such shares of the Series A preferred stock. Dividends are not mandatory and are not cumulative. No dividends have been declared or paid since inception of the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Series A preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such an event, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the Series A preferred stock original issue price, plus any dividends declared but unpaid. If upon any such liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series A preferred stock the full amount to which they are entitled, the holders of shares of the Series A preferred stock share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The remaining available proceeds will be distributed pro rata among the holders of the shares of the Series A preferred stock and common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the applicable terms immediately prior to such liquidation, dissolution, or winding up of the Company.

Conversion

Each share of the Series A preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as determined by dividing the Series A preferred stock original issue price by the Series A preferred stock conversion price in effect at the time of conversion. The applicable conversion price is subject to future adjustments upon the occurrence of certain events. However,

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

holders of the Series A preferred stock do not have the right to convert any shares of the Series A preferred stock at the applicable conversion ratio in effect for preferred shares upon either (i) the closing of a qualified initial public offering of its common shares at a price per share of at least $4.20 per share (subject to adjustment for any share split, combination or dividend or distribution payable) resulting in at least $50,000,000 in proceeds net of the underwriting discount and commissions, or (ii) the election to convert the preferred shares by at least two of the following three holders of the Company’s Series A preferred stock: (i) Sofinnova Venture Partners X, L.P., (ii) Sofinnova Capital IX and (iii) 5AM Ventures VI, L.P.

The Company evaluated the Series A preferred stock and determined that it was considered an equity host under ASC 815. In making this determination, the Company’s analysis followed the whole instrument approach, which compares an individual feature against the entire Series A preferred stock instrument that includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of the Series A preferred stock. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including (i) whether the Series A preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the holders of the Series A preferred stock were entitled to dividends, (iv) the voting rights of the Series A preferred stock, and (v) the existence and nature of any conversion rights. The Company concluded that, as the Series A preferred stock represents an equity host, the conversion feature included in the Series A preferred stock is clearly and closely related to the associated host instrument. Accordingly, the conversion feature is not considered an embedded derivative that requires bifurcation.

The Company accounts for potentially beneficial conversion features under ASC Topic 470-20, Debt with Conversion and Other Options (ASC Topic 470-20). At the time of the issuances of the shares of Series A preferred stock, the Company’s common stock into which the Company’s Series A preferred stock was convertible had an estimated fair value less than the effective conversion prices of the shares of Series A preferred stock. Therefore, there was no beneficial conversion element on the issuance dates.

Redemption

The Series A preferred stock are redeemable upon a request by two of three of the requisite holders of the Company’s Series A preferred stock in the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, payable at a price equal to the cash or the value of the property, rights, or securities to be paid or distributed to holders pursuant to such Deemed Liquidation Event.

Any redemption is deemed to be remote at December 31, 2020 and September 30, 2021, and the fair value of Series A preferred stock is deemed to be the price paid by the Series A preferred stockholders.

Due to this redemption option, Series A preferred stock is recorded in mezzanine equity and is subject to subsequent measurement under the guidance provided under ASC 480. In accordance with that guidance, the Company has elected to recognize changes in redemption value immediately.

However, based on the nature of Series A preferred stock, no subsequent measurement will be recognized until a Deemed Liquidation Event becomes probable. As of December 31, 2020 and September 30, 2021, a Deemed Liquidation Event was not probable; as a result, the Series A preferred stock is valued at original issue price, less cost of issuance, and the value is allocated to the warrant derivative liabilities discussed further below.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

Warrant Derivative Liabilities

In connection with the Series A preferred stock , the Company issued two freestanding detachable stock purchase warrants to an unrelated third party to separately purchase 1,400,000 and 1,120,476 shares of common stock (the 2019 Warrants). The 2019 Warrants are exercisable in whole immediately prior to an initial public offering by the Company and, as such, remain issued, outstanding, and exercisable at December 31, 2020 and September 30, 2021. The 2019 Warrants were issued with an initial exercise price of $0.01 and an expiration date of May 13, 2029. The 2019 Warrants qualify as derivative liabilities, which must be accounted for separately from the Series A preferred stock and are measured at fair value on a recurring basis. At December 31, 2020 and September 30, 2021, the 2019 Warrants were valued at $1,890,357 and $5,645,866, respectively, which the change in fair value included in the condensed statements of operations and comprehensive loss in the period the change occurs.

Series B Redeemable Convertible Preferred Stock

In September 2021, the Company authorized the issuance of 35,716,249 shares to be issued in the form of Series B redeemable convertible preferred stock (Series B preferred stock). During the nine months ended September 30, 2021, the Company issued 33,702,500 shares of Series B preferred stock at $4.00 per share for total proceeds of $134,810,030. The Company incurred $591,017 of Series B preferred stock issuance costs (through September 30, 2021), which are recorded against the carrying amount of the Series B preferred stock at September 30, 2021. The rights, preferences, and privileges of the Company’s Series B preferred stock are as follows:

Voting

The holders of Series B preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which the shares of Series B preferred stock are convertible. Except as provided by law or otherwise, the holders of the Series B preferred stock vote together with the holders of common stock as a single class.

Holders of Series B preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of preferred stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect any additional members of the Board of Directors other than directors elected by the holders of Series A preferred stock and directors elected by holders of the common stock.

Dividends

Dividends at the rate per annum of $0.32 per share accrue on shares of Series B preferred stock. Dividends on the shares of Series B preferred stock are not cumulative and are payable, if and when declared by the Board of Directors. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of preferred stock then outstanding first or simultaneously receive a dividend on each outstanding share of redeemable convertible preferred stock in an amount at least equal to the sum of (i) the amount of the aggregate dividends accrued but unpaid on such shares of preferred stock and (ii) that dividend per share of preferred stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of preferred stock. No dividends have been declared or paid since inception of the Company.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Series B preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such an event, before any payment shall be made to the holders of Series A preferred stock or common stock by reason of their ownership thereof, an amount per share equal to the Series B preferred stock original issue price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series B preferred stock the full amount to which they are entitled, the holders of shares of the Series B preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event that the assets of the Corporation available for distribution shall exceed the amount necessary to pay the holders of Series B preferred stock, the holders of shares of Series A preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such an event, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the Series A preferred stock original issue price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series A preferred stock the full amount to which they are entitled, the holders of shares of the Series A preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The remaining available proceeds will be distributed pro rata among the holders of the shares of the Series B preferred stock, Series A preferred stock and common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the applicable terms immediately prior to such liquidation, dissolution, or winding up of the Company.

Conversion

Each share of the Series B preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as determined by dividing the Series B preferred stock original issue price by the Series B preferred stock conversion price in effect at the time of conversion. The Series B preferred stock conversion price shall initially be equal to the Series B original issue price. The applicable conversion price is subject to future adjustments upon the occurrence of certain events. Upon either (i) the closing of a qualified initial public offering of the Company’s common stock resulting in at least $100,000,000 in proceeds net of the underwriting discount and commissions; (ii) the closing of a transaction or series of transactions in which the Company’s outstanding shares of capital stock are exchanged for or converted into securities that are publicly listed on a securities exchange through a merger, acquisition, business combination or similar transaction with a “special purpose acquisition company” where the surviving or parent entity receives aggregate gross proceeds, excluding the cash resources of the Company, of at least $100,000,000;

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the requisite holders and the Series B requisite holders, then all outstanding shares of preferred stock shall automatically be converted into shares of common stock at the effective conversion rate.

The Company evaluated the Series B preferred stock and determined that it was considered an equity host under ASC 815. In making this determination, the Company’s analysis followed the whole instrument approach, which compares an individual feature against the entire Series B preferred stock instrument that includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of the Series B preferred stock. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including (i) whether the Series B preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the holders of the Series B preferred stock were entitled to dividends, (iv) the voting rights of the Series B preferred stock, and (v) the existence and nature of any conversion rights. The Company concluded that, as the Series B preferred stock represents an equity host, the conversion feature included in the Series B preferred stock is clearly and closely related to the associated host instrument. Accordingly, the conversion feature is not considered an embedded derivative that requires bifurcation.

The Company accounts for potentially beneficial conversion features under ASC Topic 470-20. At the time of the issuances of the shares of Series B preferred stock, the Company’s common stock into which the Company’s Series B preferred stock was convertible had an estimated fair value less than the effective conversion prices of the shares of Series B preferred stock. Therefore, there was no beneficial conversion element on the issuance dates.

Redemption

The holders of the Company’s redeemable convertible preferred stock have no rights to cause the redemption of their shares outside of a deemed liquidation event. A deemed liquidation event would constitute a redemption event that may be outside of the Company’s control.

Any redemption is deemed to be remote at December 31, 2020 and September 30, 2021, and the fair value of Series B preferred stock is deemed to be the price paid by the Series B preferred stockholders.

Due to this redemption option, Series B preferred stock is recorded in mezzanine equity and is subject to subsequent measurement under the guidance provided under ASC 480. In accordance with that guidance, the Company has elected to recognize changes in redemption value immediately.

However, based on the nature of Series B preferred stock, no subsequent measurement will be recognized until a Deemed Liquidation Event becomes probable. As of December 31, 2020 and September 30, 2021, a Deemed Liquidation Event was not probable; as a result, the Series B preferred stock is valued at original issue price, less cost of issuance, and the value is allocated to the warrant derivative liabilities discussed further below.

Warrant Derivative Liabilities

In connection with the Series B preferred stock, the Company issued freestanding detachable stock purchase warrants to an unrelated third party to separately purchase 386,271 shares of common stock (the 2021 Warrants). The 2021 Warrants are exercisable in whole immediately prior to an initial public offering by the Company and, as such, remain issued, outstanding, and exercisable at September 30, 2021. The 2021 Warrants were issued with

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

5. Redeemable Convertible Preferred Stock (Continued)

an initial exercise price of $0.01 and an expiration date of May 13, 2029. The 2021 Warrants qualify as derivative liabilities, which must be accounted for separately from the Series B preferred stock and are measured at fair value on a recurring basis. At September 30, 2021, the 2021 Warrants were valued at $866,255 with the change in fair value from the date of issuance included in the condensed statements of operations and comprehensive loss in the period the change occurs.

6. Stockholders’ Deficit and Stock-Based Compensation

Common stock

The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Series A and Series B preferred stock. During the nine months ended September 30, 2021, the Company authorized additional shares of common stock in conjunction with the Series B preferred stock offering resulting in a total of 95,000,000 authorized shares of common stock at September 30, 2021.

The Company’s common stock has the following characteristics:

Voting

The holders of the common stock are entitled to one vote for each share of common stock. However, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation or pursuant to Delaware General Corporation Law.

Dividends

The holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors. The Company may not declare or pay any cash dividends to the holders of common stock unless, in addition to obtaining any necessary consents, dividends are paid on the Series A preferred stock in accordance with the respective terms. No dividends have been declared or paid since inception of the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of common stock are entitled to share ratably with the holders of the Series A preferred stock in the Company’s assets available for distribution to stockholders after payment to the holders of the Series A preferred stock of their liquidation preferences has been made.

Stock Options

As of December 31, 2020 and September 30, 2021, options to purchase common stock were outstanding under the Company’s 2019 Stock Option Plan (the 2019 Plan). The Company has reserved up to 11,742,926 shares of its common stock under the 2019 Plan for grants in the form of incentive stock options and nonqualified stock options to employees, consultants, and directors. As of December 31, 2020 and September 30, 2021, a total of 3,976,000 and 4,888,944, respectively, options were available for issuance under the 2019 Plan. The option pool was increased by the Company’s Board of Directors during the nine months ended September 30, 2021.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

6. Stockholders’ Deficit and Stock-Based Compensation (Continued)

The following is a summary of the Company’s stock option activity under its 2019 Plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Options outstanding at January 1, 2020	225,734	$0.27	9.75
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Options outstanding at September 30, 2020	225,734	.27	9.00
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Options outstanding at December 31, 2020	225,734	0.27	8.75
Options granted	6,829,260	1.20	9.20
Options exercised	1,796,335	.75	—
Options forfeited	201,012	—	—

Options outstanding at September 30, 2021	5,057,647	$1.34	9.10

As of December 31, 2020 and September 30, 2021, there were 91,918 and 465,696 options vested and exercisable, respectively. Unrecognized compensation cost related to stock option awards of $28,101 and $5,955,480, as of December 31, 2020 and September 30, 2021, respectively, is expected to be recognized as expense over a weighted average period of 1.8 and 3.4 years, respectively. The total fair value of options vested was $15,891 and $1,611,258 at December 31, 2020 and September 30, 2021, respectively.

Outstanding stock options, if not exercised, expire ten years from the date of grant. The Company issues new shares of common stock upon exercise of stock options. The weighted average grant date fair value per share for the outstanding options at September 30, 2021 was $1.34.

The Company determined the grant-date fair value of stock options using the Black-Scholes option pricing model. The fair value of each stock option grant was determined using assumptions that are subjective and require significant judgment and estimation by management. The risk-free rate assumption was based on observed yields from governmental zero-coupon bonds with a term equivalent to the option. The expected volatility assumption was based on historical volatilities of a group of comparable industry companies whose share prices are publicly available. The peer group was developed based on companies in the therapeutics and pharmaceutical industries. The expected term of stock options represents the weighted average period that the stock options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determined the expected life assumption using the simplified method, which is an average of the options ordinary vesting period and the contractual term. The expected dividend assumption was based on the Company’s history and expectation of dividend payouts at the time of grant. The Company recognizes forfeitures on an actual basis and, as such, did not estimate forfeitures to calculate stock-based compensation.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

6. Stockholders’ Deficit and Stock-Based Compensation (Continued)

The following table presents the weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the nine months ended September 30, 2021:

Exercise price	$1.34
Stock price on date of grant	1.34
Expected term (years)	9.1
Expected stock price volatility	94.16%
Risk-free rate of interest	0.17%
Expected dividend yield	—%

There is a high degree of subjectivity involved when using option-pricing models to estimate stock-based compensation. There are currently no market-based mechanisms or other practical applications to verify the reliability and accuracy of the estimates stemming from these models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of the employee stock-based awards is determined using an option-pricing model, the value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and a willing seller. If factors change and the Company employs different assumptions when valuing its options, the compensation expense that the Company records in the future may differ significantly from what it has historically reported.

7. Income Taxes

The Company did not record a current or deferred income tax expense or benefit for the nine months ended September 30, 2020 and 2021, due to the Company’s net and comprehensive loss and increases in its deferred tax asset valuation allowance.

8. Net and Comprehensive Loss Per Share

The Company’s basic and diluted net loss per share for the nine months ended September 30, 2020 and 2021, was $3.88 and $4.12, respectively.

Diluted net and comprehensive loss per share gives effect to all potentially dilutive securities, including shares issuable upon the exercise of outstanding freestanding detachable stock purchase warrants, redeemable convertible preferred stock, and stock options outstanding under the Company’s stock option plan. For the nine months ended September 30, 2020 and 2021, the Company has excluded the effects of all potentially dilutive shares, which include freestanding detachable stock purchase warrants to purchase common stock, redeemable convertible preferred stock, and outstanding common stock options, from the weighted average number of common stock as their inclusion would be anti-dilutive due to net and comprehensive loss. Therefore, the calculation of basic and diluted net comprehensive loss per share is the same.

CinCor Pharma, Inc.

Notes to Condensed Financial Statements (Unaudited) (Continued)

8. Net and Comprehensive Loss Per Share (Continued)

The following weighted average common stock equivalents were excluded from the calculation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect for the nine months ended:

	September 30
	2020	2021
Series A redeemable convertible preferred stock (if converted)	35,714,282	35,714,282
Series B redeemable convertible preferred stock (if converted)	—	33,702,500
2019 and 2021 warrants	2,520,476	2,907,197
Outstanding options exercisable	54,296	1,112,290

9. Related-Party Transactions

CinRx Pharma LLC and Subsidiaries (CinRx)

Certain former executives, employees and members of the Company’s Board of Directors, including the chief operating officer, are members of CinRx’s board of managers and/or have equity investments in CinRx, a biotechnology company. The Company receives business management services from CinRx from time to time as needed. During the nine months ended September 30, 2020 and 2021, the Company recorded business management fees totaling $1,241,355 and $1,046,162, respectively. Business management fees of $303,715 and $449,431 is included in related party accounts payable at December 2020 and September 30, 2021, respectively.

10. Subsequent Events

In October 2021, the Company entered into a Series B preferred stock agreement with certain investors, members of our board of directors and affiliates of members of our board of directors, pursuant to which the Company issued and sold to such investors an aggregate of 2,013,749 shares of Series B preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of approximately $8,100,000.

             Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

MORGAN STANLEY	JEFFERIES	EVERCORE ISI

Lead Manager

OPPENHEIMER & CO.

Until                , 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq initial listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive;

and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements will also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We intend to enter into similar indemnification agreements with our executive officers prior to the completion of this offering. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since our inception in March 2018 through the date of the prospectus that forms a part of this registration statement.

Issuances of Capital Stock

In March 2018 and May 2019, we issued an aggregate of 4,250,000 shares of our common stock to CinRx Pharma, LLC at a purchase price of $0.00001 per share, for aggregate consideration of $42.50.

In May 2019 and August 2020, we issued an aggregate of 35,714,282 shares of our Series A preferred stock to Sofinnova Venture Partners X, L.P., Sofinnova Capital IX, 5AM Ventures VI, L.P. and CinRx Pharma, LLC at a purchase price of $1.40 per share, for aggregate consideration of approximately $50.0 million.

In September 2021 and October 2021, we issued and sold an aggregate of 35,716,249 shares of our Series B preferred stock to 22 investors at a purchase price of $4.00 per share, for aggregate consideration of approximately $142.9 million.

Issuances Pursuant to our Equity Plans

From our inception in March 2018 through the date of this registration statement, we granted options under our 2019 Stock Option Plan to purchase an aggregate of                  shares of common stock, at a weighted average exercise price of                  per share, to our employees and consultants. Of these,                  shares have been issued upon the exercise of options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Issuance of Roche Warrant

In September 2021, we issued a warrant to purchase common stock to Roche Finance Ltd., or the Roche

Warrant, in connection with our Series B preferred stock financing, which is exercisable for 386,271 shares of our common stock at an exercise price of $0.01 per share. The Roche Warrant will automatically net exercise in whole immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus).

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect).

3.2*	Amended and Restated Bylaws of the Registrant (currently in effect).

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering).

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering).

4.1*	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated September 22, 2021.

5.1*	Opinion of Cooley LLP.

10.1+*	2019 Stock Option Plan.

10.2+*	2022 Equity Incentive Plan and Forms of Option Grant Notice and Agreement, Exercise Notice, Early Exercise Notice and Restricted Stock Award Notice.

10.3+*	2022 Employee Stock Purchase Plan.

10.4+*	Form of Indemnification Agreement with Executive Officers and Directors.

10.5†*	License Agreement, dated as of May 13, 2019, by and among the Registrant, F. Hoffman-La Roche Ltd and Hoffmann-La Roche Inc.

10.6*	Amended and Restated Management Services Agreement, dated as of April 16, 2020, by and between the Registrant and CinRx Pharma, LLC.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

+	Indicates management contract or compensatory plan.
†	Confidential treatment will be requested for portions of this agreement.
*	To be filed by amendment.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Massachusetts, on this                day of                , 2021.

CINCOR PHARMA, INC.
By:
Marc de Garidel
Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Marc de Garidel and Mary Theresa Coelho, M.B.A., and each of them, as his or her true and lawful agents, proxies and attorneys-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Marc de Garidel	Chief Executive Officer and Director (Principal Executive)	, 2021

Mary Theresa Coelho	Chief Financial Officer and Chief Business Development Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

David Allison, Ph.D.	Director	, 2021

Maina Bhaman, M.B.A.	Director	, 2021

James I. Healy, M.D., Ph.D.	Director	, 2021

Troy Ignelzi	Director	, 2021

Jason Pitts, Ph.D.	Director	, 2021

John F. Thero	Director	, 2021